Exhibit 99.1

Annual Report 2015

uniQure N.V.

Amsterdam, May 2, 2015

Table of Contents

			Page

A	Management Report		2
	1	Introduction	2
	2	2015 highlights	5
	3	Risk factors	20
	4	Additional information	24
	5	Director’s statement	24

B	Governance and compliance		25
	1	Report by the Supervisory Board	25
	2	Conformity Statement	31

C	Corporate Governance Report		32
	1	Management Board	32
	2	Dutch corporate governance code	34
	3	Remuneration of the Management Board	36
	4	Internal risk management and control systems, external factors	37
	5	Shareholders and general meeting of shareholders	37

D	Consolidated Financial Statements uniQure N.V. for the year ended December 31, 2015		40

E	Company-only Financial Statements uniQure N.V. for the year ended December 31, 2015		95

F	Other Information		104

A                                       Management Board Report

1                                         Introduction

a)                                     Forward-looking statements

This Annual Report and the Consolidated Financial Statements contain forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements accompanied by meaningful cautionary statements. Except for historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, which may be identified by words such as “estimates”, “anticipates”, “projects”, “plans”, “seeks”, “may”, “will”, “expects”, “intends”, “believes”, “should” and similar expressions, or the negative versions thereof, and which also may be identified by their context. Such statements, whether expressed or implied, are based upon our current expectations and speak only as of the date made. We assume no obligation to update or revise any forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized. These statements are subject to various risks, uncertainties and assumptions. Our actual results of operations may differ materially from those stated in or implied by such forward-looking statements as a result of a variety of factors, including those described under “Risk Factors” and elsewhere in this Annual Report and in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

b)                                     History and development of uniQure

uniQure N.V. was incorporated on January 9, 2012 as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands. Our business was founded in 1998 and was initially operated through our predecessor company, Amsterdam Molecular Therapeutics (AMT) Holding N.V, or AMT. In 2012, AMT undertook a corporate reorganization, pursuant to which uniQure B.V. acquired the entire business and assets of AMT and completed a share-for-share exchange with the shareholders of AMT. Effective February 10, 2014, in connection with our initial public offering we converted into a public company with limited liability (naamloze vennootschap) and changed our legal name from uniQure B.V. to uniQure N.V. (“uniQure”)

uniQure is registered with the Dutch Trade Register of the Chamber of Commerce (handelsregister van de Kamer van Koophandel en Fabrieken) in Amsterdam, the Netherlands under number 54385229. Our corporate seat is in Amsterdam, the Netherlands, and our registered office is located at Meibergdreef 61, Amsterdam 1105 BA, the Netherlands, and our telephone number is +31 20 240 6000. Our website address is www.uniqure.com. Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol “QURE”.

c)                                      Business overview

We are a leader in the field of gene therapy and have a technology platform that we use as the basis for our proprietary and collaborative product candidates across three therapeutic focus areas.

Liver/Metabolic Disease

•                  AMT-060 for the treatment of hemophilia B, in which we are currently conducting a Phase I/II clinical trial;

•                  Our preclinical product candidate for the treatment of Hemophilia A, for which we have demonstrated mechanistic proof of concept and are in the process of selecting a lead candidate; and

•                  Glybera, the first gene therapy product to receive regulatory approval in the European Union

Central Nervous System (CNS) Disease

•                  AMT-110 for the treatment of Sanfilippo B syndrome, in which our collaboration partner, Institute Pasteur, recently completed a Phase I/II clinical study;

•                  A product candidate based on glial cell line-derived neurotrophic factor (GDNF) for the treatment of Parkinson’s disease, which is currently being studied in an investigator-sponsored Phase I clinical study led by Kristof Bankiewicz, MD, PhD, at the University of California, San Francisco;

•                  AMT-130 for the treatment of Huntington’s disease, in which we have demonstrated preclinical proof of concept and have initiated IND-enabling studies;

Cardiovascular Disease

•                  Our preclinical product candidate based on the S100A1 gene, a master regulator of heart function, for the treatment of congestive heart failure and currently being developed with BMS;

With our focus on the patients within these three therapeutic categories, we aim to make gene therapy a mainstay of modern medicine by:

•                  targeting areas in which we believe the modular nature of our approach offers the potential to reduce development risk, cost and time to market by allowing us to advance multiple programs using validated components of our technology and relying on safety and efficacy data from earlier clinical studies;

•                  sponsoring and acquiring additional early-stage programs in these areas from other biopharmaceutical companies and academic investigators;

•                  enhancing and accelerating these programs through our modularized research and development platform and our experience in the EU and FDA regulatory environments for gene therapies;

•                  applying our proprietary, commercial-scale manufacturing process to produce high quality clinical and commercial material for our own and our collaborators’ programs; and

•                  collaborating with pharmaceutical companies with the necessary expertise to enhance our late-stage therapy development and maximize the value of our therapies at the commercialization stage.

We believe that our technology platform, manufacturing capabilities, broad product pipeline and strategic collaborations place us at the forefront of gene therapy within our chosen therapeutic areas. Our transgene delivery system is based on common, adeno-associated viruses, or AAV, which we believe are safe and effective delivery methods for efficient expression of transgenes. We have the exclusive or non-exclusive rights to natural AAV serotypes for lipoprotein lipase deficiency, or LPLD, liver and CNS applications and the capability to identify and develop synthetic AAV vectors that are designed to optimize the expression of a particular transgene in specific tissue types. We produce our AAV-based vectors in our own facilities with a proprietary, commercial-scale, consistent, manufacturing process using insect cells and baculoviruses, a common family of viruses found in invertebrates. We believe our Lexington, Massachusetts-based facility is one of the world’s leading, most versatile, gene therapy manufacturing facilities. We believe this technology platform, combined with our know-how derived from achieving the first regulatory approval of a gene therapy in the European Union, provides us a significant advantage in bringing our gene therapy products to the market ahead of our competitors.

We seek to develop gene therapies targeting a range of liver-metabolic, cardiovascular and CNS indications, from ultra-orphan diseases, such as LPLD (for which Glybera is designated), to orphan diseases such as hemophilia B, Huntington disease and Sanfilippo B syndrome, to common diseases that affect far larger populations, such as congestive heart failure and Parkinson’s disease. The core of our approach is our modular technology backbone, which allows us to advance our programs in multiple therapeutic areas using validated components of our technology and the safety and efficacy data from earlier clinical studies, in multiple therapeutic areas, with the potential to reduce development risk, cost and time to market. As part of our strategy, we are accessing important medical expertise in our therapeutic focus areas through strong ties with commercial collaborators, academic thought leaders and clinical institutions. In cardiovascular disease, we have a collaboration with Bristol-Myers Squib. Our CNS activities are based on collaborations with the University of California at San Francisco, the National Institutes of Health, and the Institut Pasteur, Paris, France. Our hemophilia B product originates from St. Jude Children’s research Hospital in Memphis, Tennessee. We also seek to collaborate with or acquire emerging companies within our chosen therapeutic areas that are conducting or sponsoring early-stage clinical trials. Our collaborations allow us to cost-effectively obtain access to pre-clinical and early-stage programs without expending significant resources of our own. We generally have the rights to the data generated in these collaborator-sponsored programs, but do not control their design or timing. Our collaboration programs include gene therapy candidates for Parkinson’s disease, Sanfilippo B syndrome and amyotrophic lateral sclerosis (ALS).

d)                                     Our gene therapy development platform

Our gene therapy approach seeks to treat the causes of genetic diseases by enabling patients to (i) effectively express a missing or deficient protein, or (ii) reduce or eliminate the abnormal overexpression of a protein. To express a missing or deficient protein, our product candidates are designed to deliver a functional gene, or transgene, through a delivery system called a vector. To address the over-expression of a protein, we are also developing product candidates that utilize vectors to deliver microRNAs that can “knock-down”, or silence, the abnormal overexpression of certain proteins.

Our approach is designed to be modular, in that it may allow us to efficiently develop, manufacture and seek regulatory approval for multiple gene therapies generally using the same principal components and manufacturing platform. In some cases, we believe that the disease-specific gene and potentially the tissue-specific promoters will be the only components we need to change to target a new disease in a particular tissue. Combining this with the validated quality and safety of our manufacturing platform across multiple products, we believe that we can cross-reference data between products, and thereby — on a case by case basis — reduce the overall development activities required to obtain regulatory approval and potentially decrease the overall risk, time and cost of our development programs.

The key components of our gene therapy approaches are:

•                  Therapeutic genes.  We design most of our gene therapies to deliver into the body’s cells a transgene that encodes, or provides the blueprint for the expression of, a therapeutic protein. The transgene is carried in a gene cassette, or DNA sequence that encodes the specific genes and that includes DNA promoters that direct expression in specific tissues. We either develop our own gene cassettes or in-license them, often as part of our collaborations with academic research institutions and biotechnology and pharmaceutical companies. In-licensing gene cassettes provides us access to key intellectual property and allows us to build upon our collaborators’ scientific expertise and financial investment, as well as their preclinical and, in some cases, clinical development efforts.

•                  microRNAs.  We are also designing therapies designed to “knock-down” or silence abnormal genes underlying certain diseases. For the “knock-down” approach we are using miRNAs delivered via AAV5. Our lead program in Huntington’s disease has demonstrated proof of concept in preclinical animal models and other potential applications are being explored.

•                  AAV-based vector delivery system.  We deliver the gene cassette to the target tissue using an engineered, non-replicating viral vector delivery system based on AAV, a common virus that affects humans but does not cause disease. We believe that AAV is the vector of choice for most in vivo gene therapy applications, such as ours, in which the functional gene is introduced directly into the patient’s body. We use different variants, or serotypes, of AAV, each of which selectively targets particular tissues. In the case of diseases for which relatively modest levels of gene expression may result in therapeutic benefit, we expect that we will be able to achieve adequate levels of expression using existing, naturally derived AAV serotypes. In the case of diseases for which higher levels of gene expression may be required for therapeutic benefit, however, we believe we may need access to more potent vectors than are currently available.

To complement our internal development efforts in this regard, in January 2014 we entered into a collaboration and license agreement with 4D Molecular Therapeutics, or 4D, a private biotechnology company with a team that we believe is a leader in AAV vector discovery and optimization. 4D uses directed evolution techniques, which involve an iterative selection process in which researchers screen libraries of mutant AAV variants to identify those that are expected to have optimal properties for achieving higher levels of gene expression.

In January 2015, we entered into a collaborative license agreement with Synpromics Limited to strengthen our technology platform with respect to therapeutic indications that require high-level therapeutic gene expression or comprise large therapeutic genes. We will exclusively own the results of this collaborative effort.

In more than 80 gene therapy clinical studies conducted by us or third parties, AAV-based vectors raised no material safety concerns. AAV-based vectors have also demonstrated sustained expression in target tissue in non-human primates for more than five years. In the hemophilia B Phase I/II clinical trial described below, St. Jude Children’s Research Hospital in Memphis, Tennessee, or St. Jude, has reported expression in target tissue in humans for more than four years after a single treatment.

•                  Administration technologies.  We and our collaborators are developing expertise in utilizing a variety of administration technologies to optimize the introduction of our gene therapy vectors to effectively deliver the transgene into the tissues and organs relevant to the indications we are targeting.

•                  Scalable, proprietary manufacturing process.  We produce our AAV-based vectors in our own facilities with our proprietary manufacturing process, which uses insect cells and baculoviruses, a common family of viruses found in invertebrates. Our insect cell-based manufacturing process, which uses cells that can be grown in a suspension culture, is designed to produce higher yields of vectors more cost effectively and efficiently than the mammalian cell-based approaches that many of our competitors utilize. We believe that our manufacturing process, developed over more than ten years, demonstrates a high standard of safety and predictability. We have a GMP manufacturing facility in Amsterdam, which has obtained EU regulatory approval for clinical and commercial grade production, and a facility in Lexington, Massachusetts with 500-liter capacity that can be further expanded to 2,000L capacity when needed. We believe these two facilities will enable us to produce gene therapies cost effectively at commercial scale.

2                                         2015 highlights

a)                                     2015 Business highlights

On May 26, 2015, we announced the closing of a collaboration with BMS that provides BMS with exclusive access to our gene therapy technology platform for multiple targets in cardiovascular and other targeted diseases, including our proprietary gene therapy program for congestive heart failure.

In an effort to drive greater patient focus and execution, we established three therapeutic focus areas in CNS, Liver/Metabolic and Cardiovascular disease indications. In July 2015, we announced the appointment of Charles W. Richard, M.D., Ph.D., to the position of Senior Vice President, Research and Development, Neuroscience, to lead our growing portfolio of gene therapies targeting CNS diseases, including current clinical trials for the treatment of Sanfilippo B syndrome and Parkinson’s disease as well as preclinical programs in Huntington’s disease and other rare CNS disorders. In August 2015, we announced the promotion of Deya Corzo, M.D., formerly Vice President, Medical Affairs at uniQure, to the position of Senior Vice President, Research and Development, Liver/Metabolic to lead our development efforts in liver-directed and metabolic diseases, including hemophilia B, hemophilia A, and other rare liver/metabolic diseases.

In October 2015, the Charité University Clinic in Berlin, Germany, announced the treatment of the first patient with Glybera as a commercially-available gene therapy, enabled by our commercialization partner in the EU, Chiesi Farmaceutici.

In January 2015, we entered into a collaborative license agreement with Synpromics Limited to strengthen its technology platform with respect to therapeutic indications that require high-level therapeutic gene expression or comprise large therapeutic genes. We will exclusively own the results of this collaborative effort.

In January 2015, we entered into a license and collaboration agreement with Treeway B.V., a private company founded by entrepreneurs Bernard Muller and Robert Jan Stuit, both diagnosed with amyotrophic lateral sclerosis, or ALS, to develop a gene therapy treatment for ALS.

In April 2015, we completed a follow-on public offering of 3,000,000 ordinary shares at $29.50 per ordinary share. After deducting the underwriting discounts and other offering expenses payable by us, the aggregate net proceeds to the Company were approximately $83.2 million.

b)                                     Operations

Therapeutic development highlights

In October 2015, we completed dosing of the low-dose cohort in our Phase I/II study of AMT-060 in hemophilia B using our novel AAV5-based gene therapy. In January 2016, we announced encouraging preliminary topline results from the low-dose cohort.

•                  meaningful increases in Factor IX expression, which validate the successful transduction of the liver using our proprietary AAV5 vector;

•                  the first two of five patients in the low-dose cohort, who completed 20 and 12 weeks of follow up as of December 16, 2015, had central-lab-confirmed FIX expression levels of 5.5% and 4.5% of normal, respectively;

•                  as of January 6, 2016, four of five patients in the low-dose cohort had fully discontinued prophylactic recombinant Factor IX therapy.

In September 2015, we announced positive topline results from a Phase I/II study of AMT-110 in Sanfilippo B Syndrome using our novel AAV5-based gene therapy.

•                  safety, durable expression and positive signs of efficacy were demonstrated in all four patients;

•                  restoration of catalytically activity of the NAGLU protein in the cerebrospinal fluid from 0% at baseline up to 14-17% of normal at three months with persistent effect at 12 months;

•                  incremental cognitive development was maintained in all four patients;

•                  no progression of brain atrophy in any of the four patients was observed in MRI tests.

In the third quarter of 2015, uniQure’s investigator-sponsored Phase I clinical study of glial cell line-derived neurotrophic factor (GDNF) in Parkinson’s disease, led by Kristof Bankiewicz, MD, PhD, at the University of California, San Francisco, completed enrolment of its first dosing cohort and commenced dosing of the second cohort.

Product and development pipeline

The following table sets out the status of our approved product and each of our and our collaborators’ development projects:

Product/					Development Stage
Product Candidate	Vector	Gene	Indication	Colla-borator	Pre-clinical	Phase I/II	Phase III	Approved	Comments
Core Programs
AMT-060	AAV5	Human Factor IX (hFIX)	Hemophilia B	Chiesi (in EU and other select countries)					uniQure Phase I/II clinical study ongoing Phase I/II trial by St. Jude using AAV8 & uniQure’s hFIX transgene ongoing
AMT-110	AAV5	Human NAGLU	Sanfilippo B (MPSIIIB)	—					Established proof of concept in Ph I/II human subjects
AAV2 Delivering GDNF	AAV2	GDNF	Parkinson’s Disease	UCSF (Funder & Sponsor: NIH)					Phase I trial by UCSF/NIH using AAV2 & GDNF transgene ongoing
AAV Delivering S100A1	Un-disclosed	S100A1	Congestive Heart Failure	BMS					We are currently preparing an EMA/FDA compliant pharma-cology/toxi-cology test plan
AMT-130	AAV5	HTT	Huntington’s disease	—					Achieved preclinical proof of concept and selected lead candidate
AAV5 Delivering Human Factor VIII	AAV5	Human Factor VIII	Hemophilia A	—					Established mechanistic proof of concept and started lead optimization.
Validation Program
Glybera (EU)	AAV1	Lipoprotein Lipase (LPL)	LPLD	Chiesi (in EU and other select countries)					Protocol approved by EMA for the phase IV study

AMT-060 for Hemophilia B

Hemophilia B Disease and Market Background

Hemophilia B is a serious rare inherited disease in males characterized by insufficient blood clotting. The condition can lead to repeated and sometimes life-threatening episodes of external and internal bleeding, either spontaneous or following accidental trauma or medical interventions. The episodes can cause long-term damage, for example to the joints, and can be fatal if they occur in the brain. The deficient blood clotting results from the lack of functional human hFIX as a result of mutations in the relevant gene. The presence of hFIX at greater than 1% of normal levels eliminates the risk of spontaneous bleeds. The current standard of care for hemophilia B is prophylactic or on-demand protein replacement therapy, in which frequent intravenous administrations of plasma-derived or recombinant hFIX are required to stop or prevent bleeding. Prophylactic protein replacement therapy is expensive, with an estimated annual cost ranging from $300,000 to $440,000 in the United States, but this can vary depending on disease severity and inhibitor status (this can be more than $1 million for a patient with severe disease and inhibitors).

Hemophilia B affects approximately 1 in 20,000 live male births. A 2012 World Federation of Hemophilia, or WFH, survey identified 28,008 hemophilia B patients across 109 countries. An earlier WFH survey found that around 35% of identified hemophilia B patients were located in the European Union or the United States. Approximately 60% of individuals with the disease have severe hemophilia, according to the National Hemophilia Foundation, characterized by functional hFIX levels that are less than 1% of normal; 15% of the hemophilia population have moderately severe disease, with 1% to 5% of normal levels; and the remainder have mild disease, with 5% to 50% of normal levels. Based on these estimates we believe that the approximately 60% to 70% of the worldwide patient population with severe to moderate disease would be eligible for treatment with gene therapy.

Our Development of AMT-060

We are developing AMT-060, a gene therapy for the treatment of hemophilia B. The goal of our AMT-060 program is to restore blood clotting and to shift patients from the severe to the mild phenotype on a long-term and potentially curative basis through the delivery of the functional gene for hFIX into the patient’s liver cells. We have entered into a co-development agreement with Chiesi for the development and commercialization of AMT-060 in the European Union and other specified countries.

AMT-060 consists of the AAV5 vector carrying an hFIX gene that we have exclusively licensed from St. Jude, in which we have altered the codons to maximize expression, together with the insertion of a liver-specific promoter, LP1. We produce this vector with our insect cell-based manufacturing process. We are designing this therapy for systemic administration through intravenous infusion in a single treatment.

We initiated a Phase I/II clinical trial with this product candidate, described below, in the third quarter of 2015. Our collaborator St. Jude is currently conducting a Phase I/II clinical trial in this indication with an hFIX gene carried by an AAV8 vector. The vectors used by St. Jude are manufactured in a third party mammalian cell-based manufacturing process.

We filed an IND for AMT-060 with the FDA in December 2014, which has now been accepted. We have also filed CTAs in Germany, The Netherlands, and Denmark, the first of which was approved in December 2014.

Phase I/II Clinical Trial

In 2015, we initiated our Phase I/II, open-label, uncontrolled, single-dose, dose-ascending multi-center clinical trial of AMT-060 in patients with severe or moderately-severe hemophilia B. In this trial we are targeting sustained gene expression levels of over 3-5% with long term durability, a reduction in both consumption of FIX replacement therapy and bleeding rates, as well as long-term safety. Our AMT-060 product candidate uses the same hFIX gene cassette being used in the St. Jude trial described below. One of our goals is to improve on the safety profile demonstrated by the St. Jude study through the use of our AAV5 vector, under exclusive license from NIH, manufactured using our validated baculovirus-based expression vector system. We also believe that AAV5 from the insect cell based manufacturing system may lead to a reduced incidence of adverse events compared with AAV8 from the mammalian based manufacturing system, potentially due to differences in the risk of induction of transaminase elevations. This outcome is supported by data from a previous clinical trial conducted in acute intermittent porphyria, which used the same dosage of the AAV5 vector as being used in our hemophilia B trial, in which no immune response related liver toxicity occurred.

The key elements of our ongoing Phase I/II protocol are as follows:

•                  Trial Population. The trial consists of two dosing cohorts, with five patients in each cohort. We are enrolling male patients from multiple countries with either severe (<1%) or moderately severe (<2%) hemophilia B on prophylaxis or on-demand recombinant factor IX treatment, but in either case with a severe bleeding phenotype.

•                  Expedited Patient Enrollment.  Within each dosing cohort, we are allowing a safety monitoring period of 24 hours between treating each patient. Additionally, we provided for a period of 12 weeks between concluding treatment of the first cohort and commencing treatment of the second cohort.

•                  Therapeutically Relevant Dosing Levels. The low-dose cohort in our trial received a comparable dose to the highest-dose cohort in the St. Jude trial.

Preliminary top-line results

In January 2016, we announced the first preliminary, top-line results of the AMT-060 study. The first two out of five patients in the low dose cohort had completed at least 20 and 12 weeks of follow up and had central-lab-confirmed FIX expression levels of 5.5% and 4.5% of normal, respectively at the cutoff date of December 16, 2015. The three additional patients were treated, but had not achieved the full 12 weeks of follow-up at the cutoff date. However, as of January 6, 2016, four of the five patients, including the first two patients enrolled in the study, had met a secondary objective in the trial by fully discontinuing prophylactic rFIX. The 12 week follow-up, post AMT-060 administration, marks the period in which investigators in the trial attempt discontinuation of prophylactic rFIX, based on FIX expression levels. The first patient in the low-dose cohort experienced a mild, transient and asymptomatic elevation of transaminase levels at around 10 weeks post treatment. This patient received a short, 8-week course of tapering prednisolone doses with rapid return of transaminase levels to baseline values. No elevated transaminase levels have been observed in the other four patients with all patients being on therapy for at least 10 weeks as of January 6, 2016.

St. Jude Clinical Trial

St. Jude is currently conducting a Phase I/II, open label, dose-escalation clinical trial in this indication with a gene therapy consisting of an AAV8 vector carrying the same therapeutic hFIX gene that we are using in AMT-060. In articles published in the New England Journal of Medicine in 2011 and 2014 reviewing interim data from six and 10 patients in the St. Jude clinical trial, respectively, the principal investigators reported that the vector used in the trial consistently led to long-term expression of the hFIX transgene at therapeutic levels in patients with severe hemophilia B, without acute or long-lasting toxicity.

AMT-110 for Sanfilippo B Syndrome

We and our collaborator Institut Pasteur are developing AMT-110 as a gene therapy for Sanfilippo B syndrome, a potentially fatal lysosomal storage disease that results in serious brain degeneration in children. This gene therapy consists of an AAV5 vector carrying a therapeutic α N acetylglucosaminidase, or NaGLU, gene. We manufactured the material used in this clinical trial, which was sponsored by Institut Pasteur. We have executed a term sheet with Institut Pasteur/AFM/INSERM Consortium regarding the acquisition of the data from this study. We are currently in the process of negotiating a definitive agreement with the Consortium in accordance with the executed term sheet. We have assumed the sponsorship of the Phase I/II extension study, enabling us to continue the follow-up of the four patients treated to date.

The Institut Pasteur reported top line results at a scientific conference in September 2015 for four Sanfilippo B subjects aged 20 to 53 months at study entry with no detectable NAGLU enzyme activity. Subjects received 4e12th genome copies of AAV5-NAGLU gene therapy via intraparenchymal administration of our AAV5-NAGLU gene therapy into 16 different locations in the cerebrum and cerebellum. Patients receive tapering does of tacarolimus immunosuppession, to prevent an immune response to either the AAV vector capsid or the expressed protein. The neurosurgery and follow-up period was uneventful and well tolerated. Durable expression of the NAGLU transgene was measured in cerebrospinal fluid at 14-17% of normal levels at 1, 3 and 12 months post-dosing. All four subjects continued to gain neurocognitive skills throughout the 12 months, and none of the subjects demonstrated any measurable increase in brain atrophy as measured by MRI. We believe that if the results of this clinical trial constitute proof of concept of the administration to the brain of a gene therapy for lysosomal storage diseases.

AAV2/GDNF for Parkinson’s Disease

We and our collaborator, the University of California at San Francisco, or UCSF, are developing a gene therapy for Parkinson’s disease, a progressive neurodegenerative disorder. UCSF is collaborating with the NIH to conduct a Phase I clinical trial of a gene therapy in this indication consisting of an AAV2 vector carrying a therapeutic gene we have exclusively licensed in the gene therapy field from Amgen, Inc., or Amgen, that expresses a protein called glial cell line-derived neurotrophic factor, or GDNF. This clinical trial is being funded and sponsored by the NIH. The trial will involve 24 patients across four dosing cohorts (six patients per cohort). Treatment of the first of these cohorts is now complete and the second cohort is expected to complete enrollment in 2016. UCSF’s product candidate has been manufactured by a third party using a mammalian cell-based process. In this clinical trial, the NIH is administering the gene therapy using convection enhanced delivery, which is a process developed by UCSF with the goal of achieving more precisely targeted administration than the methods used in earlier approaches, which may result in improved efficacy. We have a license under UCSF’s rights to use all preclinical and clinical data from the UCSF program for any future development program. Based on the results of the UCSF program, we may decide to develop an AAV2-based gene therapy containing the GDNF gene manufactured with our insect cell based manufacturing process.

S100A1 for Congestive heart failure

Collaboration with Bristol-Myers Squibb (BMS)

In May 2015, we closed an agreement with BMS that provides exclusive access to our gene therapy technology platform for multiple targets in cardiovascular (and other) diseases. The collaboration included our proprietary gene therapy program for congestive heart failure which aims to restore the heart’s ability to synthesize S100A1, a calcium sensor and master regulator of heart function, and thereby improve clinical outcomes for patients with reduced ejection fraction. Beyond cardiovascular diseases, the agreement also included the potential for a target exclusive collaboration in other disease areas. In total, the companies may collaborate on ten targets, including S100A1.

We are leading the discovery, non-clinical, analytical and process development effort and are responsible for manufacturing of clinical and commercial supplies using our vector technologies and industrial, proprietary insect-cell based manufacturing platform, while BMS leads development and regulatory activities across all programs and is responsible for all research and development costs. BMS will be solely responsible for commercialization of all products from the collaboration.

In accordance with the terms of the agreement, BMS has to date made total payments to uniQure of $140 million. We will also be eligible to receive research, development and regulatory milestone payments, including up to $254 million for the lead S100A1 therapeutic and up to $217 million for each other gene therapy product potentially developed under the collaboration. Additionally, we are eligible to receive net sales-based milestone payments and tiered single- to double-digit royalties on product sales. We have granted BMS two warrants, each to acquire up to an additional 5% equity interest, at a premium, based on additional targets being introduced into the collaboration. The parties have also agreed to enter into a supply contract, under which we will manufacture all gene therapy products under the collaboration.

In July 2015, three additional targets for development in cardiovascular indications were agreed with BMS. Development of two of these new targets is expected commence in 2016, starting with manufacture of materials for clinical and non-clinical studies.

S100A1 and Congestive Heart Failure

Heart failure is the inability of the heart to supply sufficient blood flow to meet bodily demand for oxygen and nutrition. Congestive heart failure, or HF, is the most common reason for hospitalization in Western societies and its 5-year mortality rate rivals most types of cancer. Maladaptive changes in the molecular composition of the diseased heart muscle contribute to its loss of contractile function, lethal tachyarrhythmia, energetic deficit, and maladaptive growth.

Current pharmacologic regimes are unable to directly target the molecular defects in cardiac muscle that are thought to determine the clinical course and prognosis of HF. Commonly used HF drugs, such as beta-adrenergic receptor blockers (beta-AR blockers), inhibitors of the renin angiotensin-aldosterone system (RAAS), mineralocorticoid receptor antagonist (MRA) and diuretics can slow, but cannot prevent, disease progression over time to advanced stages and prehospitalization, and the 1-year mortality rate remains high.

S100A1 is intended to fill this therapeutic gap by improving cardiac function and targets a novel molecular regulatory mechanism that differs from previous therapeutic attempts to enhance cardiac muscle function, such as beta-AR agonists (egg, dobutamine) or calcium sensitizers. S100A1 neither utilizes, nor relies on, components of the ß-adrenergic system to improve cardiac performance and conveys a cAMP-independent heightened systolic and diastolic contractile state. As such, S100A1 is intended to be fully compatible with current HF treatments due to its novel and independent mode of action. S100A1’s upstream position as a “master regulator” of a Ca2+-driven network in cardiomyocytes integrating contractility, metabolism, rhythm stability and growth, makes S100A1 a unique therapeutic target among other regulatory proteins in the heart.

S100A1 protein is downregulated in human CHF molecular analysis characterized the S100A1 protein as an upstream “master” regulator of the cardiomyocyte-calcium driven network. S100A1 deficient hearts show accelerated progression to severe heart failure and increase mortality after cardiac damage. Elevated cardiomyocyte S100A1 protein levels are protective and prolong survival in mouse CHF models.

Restoration of S100A1 protein expression deficit in a rat CHF by cardiac-targeted AAV-S100A1 gene therapy achieved long-term rescue of systolic and diastolic cardiac performance, reversed remodeling and was superior to the treatment with a clinically used CHF standard drug. Isolated cardiomyocytes from AAV-S100A1 treated rat heart showed superior systolic and diastolic performance. Cardiac-targeted delivery of AAV-S100A1 to failing hearts of domestic pigs by retrograde intravenous delivery resulted in widespread cardiac transduction and restoration of S100A1 protein expression that was contained to the heart. Long-term rescue of systolic and diastolic cardiac performance, improved energy metabolism, protection against maladaptive growth and tachyarrhythmia was achieved. Isolated cardiomyocytes from AAV-S100A1 treated pig heart showed superior systolic and diastolic performance.

A 12 month follow up study showed a profound survival benefit in the pig CHF model by retrograde intravenous AAV-S100A1 delivery. We believe that outcome data obtained in this model are readily applicable to clinical trial design and endpoint selection.

In 2015, we agreed with BMS to perform non-clinical studies that are expected to support an IND filing. Based on this plan, the following non-clinical studies will be conducted 2016:

•                  GLP toxicology and biodistribution studies utilizing the same baculovirus-derived material that will be used in the clinical trials;

•                  Exploratory studies to assess the need for anterograde occlusion as part of the investigational product delivery method and assess the impact of neutralizing antibodies (NAbs) on therapeutic activity of S100A1; and

•                  A study that will establish comparability between the cell sources of S100A1 used in the final investigational product to be administered in clinical trials.

Huntington’s Disease

Huntington’s disease (HD) is a rare, fatal, neurodegenerative genetic disorder that affects motor function and leads to behavioral symptoms and cognitive decline in young adults, resulting in total physical and mental deterioration over a 12 to 15 year period. The median survival time after onset is 15 to 18 years (range: 5 to >25 years). Causes of death include pneumonia (~33%), other infections, heart disease (~25%), suicide (~7%), choking, physical injury (e.g., falls), and malnutrition. HD is caused by an inherited defect in a single gene that codes for protein called Huntingtin (HTT). The prevalence of HD is 4-10 per 100,000 in the general population, similar in men and women, and it is therefore considered as rare disease. Despite the ability to identify HD mutation carriers decades before onset, there is currently no available therapy that can delay onset or slow progression of the disease. Although some symptomatic treatments are available, they only are transiently effective despite significant side effects.

In March 2016, we announced the publication of preclinical data supporting our proprietary Huntington’s disease gene therapy program, AMT-130. Findings published in the current issue of the peer-reviewed journal Molecular Therapy-Nucleic Acids provide preclinical proof of concept for AMT-130 and demonstrate the potential of a one-time administration of AAV5-delivered gene therapy into the CNS to silence HTT.

The paper, titled “Design, Characterization, and Lead Selection of Therapeutic miRNAs Targeting Huntingtin for Development of Gene Therapy for Huntington’s Disease” was authored by a research team led by Pavlina Konstantinova, Ph.D., Director of Emerging Technologies at uniQure under the direction of Chief Scientific Officer Harald Petry, Ph.D. The publication describes multiple approaches to silencing HTT using expression cassette-optimized artificial microRNAs (miHTTs). Several miHTT scaffolds were incorporated in an AAV5 vector using uniQure’s established baculovirus-based manufacturing platform and administered to a humanized mouse model. The data demonstrate strong silencing of mutant HTT and total HTT silencing in vitro and in vivo. Furthermore, it was shown that HTT knock-down efficiency could be increased to 80% by using optimized miHTT scaffolds.

Based on these results, uniQure has initiated further studies of AMT-130 to support the filing of an investigative new drug application with the FDA.

Hemophilia A

Hemophilia A is an X-linked recessive genetic bleeding disorder. The disease results from the production of dysfunctional factor VIII protein or by production of an insufficient amount of factor VIII. Hemophilia A patients suffer from spontaneous bleeding into the large joints and soft tissue, and are at risk of intracranial hemorrhage. Similar to Hemophilia B, a modest increase of the protein levels can markedly reduce spontaneous bleedings. We are developing an AAV5-based vector carrying the human factor VIII gene. The challenge for factor VIII development is in packaging the relevant gene, which is larger than the packaging capacity of the AAV vector. We believe we have successfully overcome this challenge by packaging the two different and complementary ends of a factor VIII DNA strand into different vectors for delivery to the cells of interest, where they recombine into a complete expression cassette. We have shown proof of concept by tail vein injection of AAV5-factor VIII in mice, which resulted in delivery of the transgene to liver cells and production of active factor VIII by the liver.

In addition, we are seeking to develop next-generation vectors with increased potency to target liver indications in which high relative percentage increases in the secretion of a protein above the disease state would be required for therapeutic benefit. One approach we are using is directed evolution, which involves a vector selection process in which libraries of mutant variants are screened for optimal properties. These next-generation vectors may be used in the development of a gene therapy for hemophilia A as well as other therapeutic indications.

Glybera for LPLD

Our first product, Glybera, was approved by the EMA in October 2012 under exceptional circumstances for the treatment of a subset of patients with lipoprotein lipase deficiency, or LPLD.

LPLD is a serious, debilitating disease caused by mutations in the lipoprotein lipase, or LPL, gene, resulting in significantly diminished or absent activity of the LPL protein and, as a consequence, severe hypertriglyceridemia. Severe hyper-chylomicronemia involves dramatic and potentially life-threatening increases in the level of fat-carrying particles, called chylomicrons, in the blood after eating, which often leads to hypertriglyceridemia. In many cases, LPLD and the associated elevated levels of chylomicrons can cause acute and potentially life-threatening inflammation of the pancreas, known as pancreatitis, thus leading to frequent hospitalizations. Recurrent pancreatitis can lead to chronic abdominal pain, pancreatic insufficiency, which is an inability to properly digest food due to a lack of digestive enzymes made by the pancreas, and diabetes. Prior to Glybera, there was no approved therapy for LPLD. Patients are required to adhere to a strict low-fat diet and to abstain from alcohol. These restrictions, as well as the need for frequent hospitalizations and the constant fear of pancreatitis attacks, have a significant negative impact on the daily activity level of LPLD patients and on their quality of life. Life-long adherence to this very restrictive diet is extremely difficult, with many individuals with LPLD remaining at increased risk for pancreatitis and other serious effects.

Glybera is designed to restore the LPL enzyme activity required by tissues of the body to clear, or process, the fat-carrying chylomicron particles that are formed in the intestine and transported via the blood to the muscle after a fat-containing meal. The product consists of an engineered copy of the human LPL gene packaged in a non-replicating AAV1 vector together with promoters that allow tissue-specific gene expression. AAV1 has a particular affinity, or tropism, for muscle cells.

In the European Union, we have been granted orphan drug exclusivity for Glybera for treatment of LPLD until October 2022, subject to the conditions applicable to orphan drug exclusivity. The first commercial patient in Europe was treated with Glybera in September 2015.

The FDA has also granted orphan drug designation to Glybera for the treatment of LPLD. In November 2015, we announced that we are no longer pursuing the approval of Glybera in the U.S.

Glybera Clinical Development Program

Our clinical development program for Glybera to date has consisted of three non-controlled, prospective, open-label clinical trials in which we administered Glybera to a total of 27 LPLD patients. In addition, we carried out two retrospective case note reviews of 19 of the 27 patients to determine the impact of Glybera treatment on the frequency and severity of pancreatitis events up to 6 years post-gene therapy. Although consistent reduction in total tryglyceride levels were not obtained in the 3 prospective trials, a significant improvement in the appearance and removal of newly formed chylomicrons was observed at week 52 after Glybera, the last time point tested in the last prospective study. The retrospective chart review in patients who participated in the clinical trials also provided evidence of clinical benefit in the form of a reduction of approximately 40-60% in pancreatitis events and in the severity of attacks, as measured by ICU admissions.

To fulfill the key conditions of the approval of Glybera by the EMA we are required to implement a patient registry prior to commercial launch and to conduct post-approval clinical trials of Glybera.

The patient registry was put in place in May 2014. In 2015 we completed a non-interventional healthy volunteer study to establish post-prandial chylomicron clearance test curves in 8 normal individuals following fat-containing standardized meal.  We currently plan to enroll 12 patients with LPLD into a phase IV study. We anticipate that the trial will be conducted as a multicenter trial including sites in the United States and Canada. The EMA has approved an initial protocol for this clinical trial in 12 patients.

We also developed an improved manufacturing process for Glybera, which addresses also our post-approval commitments and received EMA approval in January 2016.

Glybera Commercialization

To obtain payment coverage for Glybera from the relevant pricing and reimbursement agencies in countries in the European Union, Chiesi must generally submit price and reimbursement dossiers to the relevant bodies in each country. In Germany, Glybera has received its first published price in November 2014. The pricing model chosen for Glybera in Germany is a one-time payment of EUR 41,000 per vial. A single treatment for patients weighing 60-70 kilograms requires 20-24 vials.

Following an assessment by the German Federal Joint Committee (Gemeinsamer Bundesausschuss, or G-BA), the G-BA has agreed with Chiesi in October 2015 that Glybera, given the very small patient population and highly specialized administration process and requirements, should no longer be considered for national reimbursement, but rather will be handled as a hospital-only product. This means that reimbursement for all future patients should be obtained via a single-case reimbursement request made by the treating physician to the appropriate sick-fund (as was done for the first patient treated in September 2015). In France, the Haute Autorité de Sante (HAS) informed Chiesi in mid-2015 that Glybera was not considered by them to provide sufficient benefit to patients to be considered for reimbursement by the national health program (i.e. reimbursement).  Following an appeal by Chiesi in November 2015, the HAS maintained their initial conclusions.

On April 1, 2015, a list price was established in the United Kingdom at a similar level to the list price in Germany. Pricing and reimbursement decisions are made on a country-by-country basis in the European Union and no country is under the obligation to follow another’s pricing; however, prices in one country can influence the price level in other countries. We expect that reference prices in the larger countries in the European Union will provide a basis for pricing discussions in other countries in the European Union.

Collaborations

Overview of our Collaboration Strategy

Our collaboration strategy is based on establishing efficiencies by collaborating at three key stages in the development of our therapies: first, with leading early-stage companies and academics conducting ground-breaking research into new technologies and therapies relevant to our core business and therapeutic areas of interest; second with pharmaceutical companies that are able to contribute late-development stage expertise and further investment; and third with pharmaceutical companies with a view to profitably commercializing our approved products. A summary of our key current collaborations is set out below.

Bristol-Myers Squibb Collaboration

In April 2015, we entered into a series of agreements with BMS, a publicly traded pharmaceutical company, regarding a collaboration that provides BMS with exclusive access to our gene therapy technology platform for multiple targets in cardiovascular and potentially other diseases.

Collaboration and License Agreement

Under our Collaboration and License Agreement with BMS, we will provide BMS with exclusive access to our proprietary gene therapy program for multiple target diseases. The collaboration includes our proprietary congestive heart failure gene therapy program, which has demonstrated in advanced preclinical models that it can restore the heart’s ability to synthesize the protein S100A1, a calcium sensor and master regulator of heart function. In addition, we will collaborate with BMS on up to nine additional gene therapy targets addressing a broad range of cardiovascular and other target-specific areas. BMS has to date designated three of these additional targets.

Pursuant to the agreement, we are responsible for leading discovery efforts and for manufacturing clinical and commercial supplies using our vector technologies and our industrial, proprietary insect-cell-based manufacturing platform. BMS is responsible for leading development and regulatory activities across all programs and is responsible for all research and development costs. BMS is also solely responsible for the commercialization of all products from the collaboration. We have also agreed to enter into a supply contract, under which we will undertake manufacturing of all gene therapy products under the collaboration.

We have received a total of $140 million to date from BMS, including an upfront payment of $50 million at the closing of the collaboration, which occurred in May 2015, a $15 million payment for the selection of three collaboration targets, in addition to S100A1, and approximately $75 million in two equity investments. We will be eligible to receive additional payments for further designation of new collaboration targets and upon the achievement of research, development and regulatory milestones, including up to $254 million for the lead S100A1 therapeutic and up to $217 million for each other gene therapy product potentially developed under the collaboration. We will also be eligible to receive net-sales-based milestone payments and tiered single to double-digit royalty payments on product sales.

Equity Agreements

In June 2015 BMS acquired 1,112,319 ordinary shares, or 4.9% of our outstanding ordinary shares following the issuance, at a purchase price of $33.84 per share for aggregate consideration of $37.6 million. In August 2015 BMS acquired an additional 1,275,789 ordinary shares at a purchase price of $29.67 per share for aggregate consideration of $37.9 million. Immediately after the second equity investment, BMS held 9.9% of our outstanding ordinary shares.

We have also granted BMS two warrants, pursuant to each of which BMS may at its option acquire an additional number of shares equal to up to 5.0% of our outstanding ordinary shares (10.0% in the aggregate) immediately after each such issuance, at a premium to market. The exercise of each warrant is conditioned upon the designation of a specified number of additional collaboration targets and payment of related fees by BMS, as well as a minimum number of collaboration programs under development.

The total number of ordinary shares that may be acquired by BMS pursuant to these agreements is equal to 19.9% of the total number of ordinary shares outstanding following such issuances.

We also entered into an Investor Agreement with BMS regarding the rights and restrictions relating to the ordinary shares to be acquired by BMS. We have granted BMS certain registration rights that allow BMS to require us to register our securities beneficially held by BMS under the Exchange Act. BMS may make up to two such “demands” (or three, in the event that either warrant is exercised) for us to register the shares, provided that we may deny such demand if (i) the market value of the shares to be registered is less than $10 million (provided however, if BMS holds less than $10 million worth of our shares, we must comply with their demand for registration), (ii) we certify to BMS that we plan to effect a registration within 120 days of their demand or we are engaged in a transaction that would be required to be disclosed in a registration statement and that is not reasonably practicable to be disclosed at that time, or (iii) we have already effected one registration statement within the twelve months preceding BMS’s demand for registration. In addition, upon the occurrence of certain events, we must also provide BMS the opportunity to include the shares they hold in any registration statement that we effect independent of any demand registration.

We have also granted BMS certain information rights under the Investor Agreement, although these requirements may be satisfied by our public filings required by U.S. securities laws.

Pursuant to the Investor Agreement, without our consent, BMS may not (i) acquire a number of shares such that the number of shares that BMS beneficially holds is greater than the percentage acquired, or which may be acquired, after giving effect to each of the tranches under the Share Subscription Agreement and the two warrants; (ii) propose, offer or participate in any effort to acquire us or one of our subsidiaries; (iii) propose, offer or participate in a tender offer for our shares or any exchange of shares that would effect a change of control of our company; (iv) seek to control or influence our governance or policies; (v) join or participate in any group regarding the voting of our ordinary shares; or (vi) take certain other similar actions. BMS may still, among other things, make a non-public, confidential proposal to enter into a business combination or similar transaction with our company. These “stand still”

restrictions will terminate upon the occurrence of certain events including, but not limited to, the acquisition of a certain material number of shares by a third party, if we enter into a merger agreement or similar transaction with a third party, or upon the passage of a defined period of time subsequent to the acquisition of shares pursuant to the Share Subscription Agreement or the warrants.

BMS is also subject to a “lock-up” pursuant to the Investor Agreement. Without our prior consent, BMS may not sell or dispose of its shares until the later of (i) the fourth anniversary of the purchase of the first tranche of shares pursuant to the Share Subscription Agreement (or fifth anniversary if the Collaboration Agreement is extended), or (ii), in respect of each ordinary share acquired pursuant to the Share Subscription Agreement and the warrants, the first anniversary of issuance of each such ordinary shares. However, this “lock-up” may terminate sooner in the event the Collaboration Agreement is terminated.

The Investor Agreement also requires BMS to vote all of our ordinary shares it beneficially holds in favor of all items on the agenda for the relevant general meeting of shareholders of our company as proposed on behalf of our company, unless, in the context of a change of control or similar transaction, BMS has itself made an offer to our company or our supervisory or management boards in connection with the transaction that is the subject of the vote, in which case it is free to vote its shares at its discretion. This voting provision will terminate upon the later of the date on which BMS no longer beneficially owns at least 4.9% of our outstanding ordinary shares, the closing of a transaction that provides BMS exclusive and absolute discretion to vote our shares it beneficially holds, or the termination of the Collaboration Agreement for breach by us.

Early-Stage Collaborations

4D Molecular Therapeutics

In January 2014, we entered into a collaboration and license agreement with 4D for the discovery and optimization of next-generation AAV vectors. Under this agreement, 4D has granted us an exclusive, worldwide license, with the right to grant sublicenses, to 4D’s existing and certain future know-how and other intellectual property, including certain patent rights 4D has exclusively licensed from the Regents of the University of California, to develop, make, use and sell certain AAV vectors and products containing such AAV vectors and gene constructs, for delivery of such gene constructs to CNS or liver cells for the diagnosis, treatment, palliation or prevention of any disease or medical condition. Under this collaboration, the 4D team, including Dr. David Schaffer, 4D’s co-founder and Professor of Chemical and Biomolecular Engineering at the University of California, Berkeley, has established a laboratory to identify next generation AAV vectors. In addition, in connection with our entry into this collaboration, Dr. Schaffer became a member of our Supervisory Board.

We are currently funding a three-year (2014-2016) research collaboration, which can be extended at our option for an additional year, being conducted under a mutually agreed research plan. We are entitled to select a specified number of AAV variants from the research collaboration. We have exclusive rights to further research, develop, manufacture and commercialize the selected AAV variants, as well as AAV vectors and products containing such AAV variant and gene constructs, or licensed products, and, during the research collaboration and for the term of the agreement, 4D retains no rights to the selected AAV variants for any use. During the research collaboration and throughout the term of the agreement, 4D has agreed to work exclusively with us to research, develop, manufacture and commercialize AAV variants, AAV vectors and products containing AAV vectors and gene constructs, for delivery of gene constructs to CNS or liver cells for the diagnosis, treatment, palliation or prevention of any disease or medical condition.

Our research collaboration with 4D is guided by a joint research steering committee. Under the agreement, we have made a one-time upfront payment of $100,000 and another one-time payment of $100,000 upon the joint research steering committee’s approval of the research plan, including an associated budget. Both of these payments were made in the first quarter of 2014. Our payment obligations under the agreement include the research collaboration funding described above as well as payments for the achievement of specified preclinical, clinical and regulatory milestones of up to $5,000,000 for each licensed product that we develop under the collaboration, and, for each licensed product, each indication. We have also agreed to pay 4D royalties equal to a single-digit percentage of net sales, if any, of licensed products by us or our affiliates. We also pay 4D a low to upper-low double-digit percentage of any sublicensing income we receive, subject to a floor of a low single-digit percentage of net sales, if any, by sub licensees of certain licensed products.

Treeway

In January 2015, we entered into a license and collaboration agreement with Treeway B.V., a private company founded by entrepreneurs Bernard Muller and Robert Jan Stuit, both diagnosed with amyotrophic lateral sclerosis, or ALS, to develop a gene therapy treatment for ALS. Under the terms of the agreement, we have granted Treeway an exclusive license in this field to uniQure’s relevant AAV5 viral vector and GDNF (Glial cell-derived neurotrophic factor) intellectual property. Treeway is responsible for the preclinical and clinical development of the ALS gene therapy treatment. We will provide Treeway with our development and manufacturing capabilities and will further collaborate with Treeway on ALS gene therapy development. We and Treeway expect to jointly commercialize any resulting ALS gene therapy with defined geographical rights for commercialization assigned to each company.

Synpromics

In January 2015, we entered into an agreement with Synpromics, a United Kingdom-based biotechnology company, pursuant to which we intend to jointly fund research relating to the development of optimized viral promoters. Under the agreement, we have agreed to fund a specific testing program on liver promoters, with payments based on the achievement of specified milestones. Following the conclusion of the non-clinical testing phase, further milestones and payments have been agreed through the clinical phase of development and commercialization of products consisting of promoters developed under this agreement.

Chiesi Hemophilia B Commercialization and Development Agreement

We have entered into an agreement with Chiesi Farmaceutici S.p.A., a family-owned Italian pharmaceutical company for the co-development and commercialization of our hemophilia B program. We have retained full rights in the United States, Canada and Japan under this agreement. We received a €15.0 million upfront payment under this agreement, as well as a €14.0 million investment in our ordinary shares, both in July 2013. This agreement provides us with research funding for further development of our hemophilia B product candidate, and further provides that we will also receive payments from Chiesi for any commercial quantities of our hemophilia B product candidate we manufacture and supply to them, if we receive regulatory approval for such product candidate. We estimate that the amount we would retain, net of cost of goods sold, including third party royalties and related amounts, will be between 25% and 35% of the revenues from sales of such product by Chiesi, varying by country of sale.

Chiesi Glybera Commercialization

We also entered into an agreement with Chiesi for the commercialization of Glybera for LPLD. We have retained full rights in the United States, Canada and Japan under this agreement. In July 2013, we received a €2.0 million upfront payment in recognition of our past expenditures incurred in developing the product. In addition, we are eligible to earn up to €42.0 million in commercial milestone payments based on annual sales of Glybera.

We will receive payments from Chiesi for the quantities of Glybera we manufacture and supply to them. Based on our estimates, we anticipate we will retain in the range of 20% to 30% of the net sales of Glybera by Chiesi in the European Union and other countries under our agreement, net of the cost of goods sold, including the royalties and other obligations we owe to third parties. In addition, we are required to repay 20% of the gross amount received from Chiesi related to Glybera sales in repayment of a technical development loan from the Dutch government, which has a current outstanding balance of €6.2 million as of December 31, 2015.

2                                         Financial results

Bristol Myers Squibb collaboration

In April 2015, we and Bristol Myers Squibb (“BMS”) entered into various commercial and investment agreements providing BMS exclusive access to uniQure’s gene therapy technology platform for multiple targets in cardiovascular and other target-specific disease areas. We received $50 million in upfront payments upon effectiveness of the licensing and collaboration transaction in May 2015. An additional $15 million (€13.7 million) payment was received in July 2015 upon designation of three additional collaboration targets by BMS. In addition, pursuant to the collaboration agreements, in June 2015 BMS purchased 1.1 million of our ordinary shares for aggregate consideration of $37.6 million (€33.4 million). Immediately after the issuance, BMS owned 4.9% of our outstanding ordinary shares. In August 2015 we issued an additional 1.3 million of our ordinary shares to BMS for aggregate consideration of $37.9 million (€34.7 million). Immediately after the issuance, BMS owned 9.9% of our outstanding ordinary shares.

Follow-on public offering

In April 2015, we closed of our follow-on public offering of 3 million ordinary shares at price to the public of $29.50 per ordinary share. After deducting underwriting discounts but before share issuance expenses, the net proceeds of the follow-on public offering were $83.2 million (€78.5 million).

Glybera commercialization

In September 2015, we recorded the first commercial sale of Glybera. We had capitalized a total €9.3 million development expense of Glybera since the first quarter 2013 up to the first commercial sale of Glybera in September 2015. During the third quarter of 2015, Chiesi disclosed to us certain reimbursement-related developments that are expected to have an adverse impact on the future cash flows generated by Glybera. As such, we assessed the recoverable amount of the capitalized expenses and certain other related intangible assets and recorded a €11.6 million impairment loss in the third quarter of 2015.

Results of operations

	2013	Twelve months ended December 31, 2014	2015	Change 2013 to 14	Change 2014 to 15
		(€ in thousands)		%	%
License revenues	440	883	2,854	101%	223%
Collaboration revenues	2,503	3,802	6,271	52%	65%
Product sales	—	—	300
Total revenues	2,943	4,685	9,425	59%	101%
Cost of goods sold	(800)	—	(584)	—	—
Other income	585	773	708	32%	-8%
Research and development expenses	(13,182)	(33,932)	(46,781)	157%	38%
Selling, general and administrative expenses	(11,628)	(11,167)	(19,317)	-4%	73%
Impairment of intangible assets	—	—	(11,640)	—	—
Other gains / losses, net	(453)	5,807	(1,575)	-1382%	-127%
Total operating costs	(25,478)	(38,519)	(79,189)	51%	106%
Operating result	(22,535)	(33,834)	(69,764)	50%	106%
Finance income	102	254	549	149%	116%
Finance expense	(4,387)	(3,460)	(4,023)	-21%	16%
Result before corporate income tax	(26,820)	(37,040)	(73,238)	38%	98%
Corporate income tax	—	—	431
Net loss	(26,820)	(37,040)	(72,807)	38%	97%

Revenues

License revenues increased from €0.4 million in 2013 by 101% to €0.9 million in 2014 and by 223% to €2.9 million in 2015. License revenues in 2013 and 2014 reflect license payments received from Chiesi in July 2013. The increase in 2015 reflects the amortization of the upfront payment received from BMS in May and August 2015.

Collaboration revenues increased from €2.5 million in 2013 by 52% to €3.8 million in 2014 and by 65% to €6.3 million in 2015. In 2013 we generated €2.5 million in collaboration revenue from reimbursement of expenses incurred in connection with our hemophilia B program with Chiesi, which we entered into in July 2013. In addition we have generated such revenue from the BMS-sponsored research related to the S100A1 program since May 2015.

In September 2015 we received the first revenue of €0.3 million from a commercial sale of Glybera to our distribution partner, Chiesi.

Cost of goods sold

Cost of goods sold reduced from €0.8 million in 2013 to €0.0 million in 2014 and increased to €0.6 million in 2015. Cost of goods sold include cost of raw materials, directly attributable labor costs and directly related charges by third party service providers, and the royalties and other related payments to third parties we must make under the license agreements covering various aspects of the technology underlying the composition and manufacture of Glybera. In addition Cost of goods sold in 2015 include amortization of intangible assets as well as amounts related to the repayment of government grants.

In 2013 our Cost of goods sold resulted from a €0.8 million a repayment of a technical development loan to the Dutch government. This repayment was triggered by the €2.0 million upfront payment for our Glybera program that we collected from Chiesi in the second quarter of 2013.

Other Income

Other income increased from €0.6 million in 2013 by 32% to €0.8 million in 2014 and decreased by 8% to €0.7 million in 2015. The changes related to fluctuations in employee-related government grants received.

Research and Development Expenses

Research and development expenses increased from €13.2 million in 2013 by 157% to €33.9 million in 2014 and by 38% to €46.8 million in 2015:

•                  We incurred €0.6 million of operating expenditures for the build-out and certification of our Lexington plant in 2013 compared to €6.9 million in 2014 and €18.4 million in 2015;

•                  We initiated our Phase I/II clinical study of AMT-060 in hemophilia in 2015;

•                  We increased research activities related to our collaboration with 4D Molecular Therapeutics, as well as preclinical and nonclinical activities associated with our product candidates for hemophilia A and Huntington’s disease;

•                  We incurred of €6.3 million in share-based payment expenses related to our collaboration with 4D Molecular Therapeutics in 2014 and €1.3 million in 2015;

•                  We intensified our research on S100A1 following our collaboration with BMS in May 2015.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased from €11.6 million in 2013 by 4% to €11.2 million in 2014 and increased by 73% to €19.3 million in 2015.

In 2015, we incurred significantly higher expenditures related to professional fees for business development and other corporate legal matters as well as increased personnel expenses related to the addition of administrative resources. In 2013, we incurred significantly higher professional fees compared to 2014 due to the preparation for our IPO in January 2014.

Impairment loss

In the third quarter of 2015 we recorded an €11.6 million impairment loss after our distribution partner Chiesi disclosed certain reimbursement-related developments that are expected to have an adverse impact on the future cash flows generated by the commercialization of Glybera. The impairment loss was recorded in relation to capitalized development cost and certain other related intangible assets.

Other losses-net

Other gains / losses was a loss of €0.5 million in 2013 and a gain of €5.8 million in 2014 and a loss of €1.6 million in 2015

The loss in 2014 predominantly relates to unrealized foreign exchange losses on U.S. Dollar bank accounts of group companies with the euro as their functional currency. We have not established any formal practice to manage the foreign exchange risk against our functional currency.

The loss in 2015 includes €1.3 million of accrued costs for success fees, legal fees and interest related to our ongoing arbitration proceedings with Extera (see note 30 to the Consolidated Financial Statements).

Finance income

Finance income increased from €0.1 million in 2013 by 149% to €0.3 million in 2014 and increased by 116% to €0.5 million in 2015. This reflects the increased interest income associated with increasing average cash balance through the years.

Finance expense

Finance expense decreased from €4.4 million in 2013 by 21% to €3.5 million in 2014 and increased by 16% to €4.0 million in 2015. Finance expense includes interest expense under our Hercules loan facility of €1.6 million in 2014 and €2.1 million in 2015. In both 2014 and 2015, we incurred foreign exchange losses of €1.9 million related to this U.S. dollar-denominated facility. In 2013, we recorded a €3.5 million loss on revaluation of embedded derivatives upon the conversion of a convertible loan together with interest expenses on the Hercules facility.

Corporate income taxes

During 2015 we transferred intangible assets to a Dutch group entity. Given their history of losses the Dutch entities do not recognize deferred tax assets. Following the transfer we released the deferred tax liability related to the transferred intangible assets to profit and loss.

Cash Flow and Cash Position

Our cash and cash equivalents as of December 31, 2015 were €203.5million.

Cash flows

The table below summarizes our consolidated cash flow data for the 12 month periods ended December 31, 2013, 2014 and 2015:

	2013	Twelve months ended December 31 2014	2015
	(€ in thousands)
Cash (used in) / generated by operating activtities	(4,136)	(25,425)	17,174
Cash used in investing activities	(5,971)	(20,451)	(8,520)
Cash generated by financing activities	33,642	69,457	137,562

Net Cash (used in)/generated by operating activities

In 2013, we used €4.2 million cash in our operating activities compared to €25.4 million in 2014 and a generation of €17.2 million in 2015.

In 2015, we collected of €65.4 million in upfront payments from BMS compared to no collection in 2014 and €17.0 million collected from Chiesi in 2013. Excluding these up-front payments we used €21.2 million in 2013, €25.4 million in 2014 and €48.2 million in our operating activities in 2015.

Cash used in investing activities

In 2013, we used €6.0 million cash in our investing activities compared to €20.5 million in 2014 and €8.5 million in 2015.

In 2013, we invested €3.1 million into the development of Glybera compared to €3.1 million in 2014 and €2.5 million in 2015.

In 2013, we invested €1.3 million into the continued build-out of our manufacturing facility in Lexington, Massachusetts compared to €14.4 million in 2014 and €3.2 million in 2015.

Net cash generated from financing activities

In 2013, we generated €33.6 million of cash from our financing activities compared to €69.5 million in 2014 and €137.6 million in 2015.

In January 2014, we generated €62.4 million in our initial public offering and in 2015 we raised €77.7 million in our April follow-on public offering.

In 2013, we received €14.3 million in equity financing from our partner Chiesi and in 2015 we received €58.5 million in cash by issuing shares to our cooperation partner BMS in June and August.

In 2013, we raised €12.0 million from converting loans. We were able to raise €7.5 million in 2013 and €7.2 million in 2014 through our Hercules loan facility.

Equity

Shareholders’ equity at December 31, 2015 amounted to €118.2 million compared to €43.1 million for December 31, 2014; s total of 24.3 million shares were issued and outstanding at December 31, 2015.

We had a net loss of €72.8 million in 2015 and €37.0 million in 2014. As of December 31, 2015, we had an accumulated deficit of €253.9million.

Outlook

In 2016 we plan to:

Liver/Metabolic Disease

•                  Complete the dosing of the second cohort in our Phase I/II clinical trial for the treatment of hemophilia B;

•                  Advance the selection of a lead candidate for the treatment of hemophilia A.;

•                  Initiate a phase IV study in the US and Canada for Glybera to meet our European post approval obligations.

Central Nervous System (CNS) Disease

•                  Assume sponsorship from our collaboration partner, Institut Pasteur, of the extension protocol associated with our Phase I/II clinical study for the treatment of Sanfillipo B syndrome, and begin preparation for pre-IND meetings with the FDA;

•                  Continue IND-enabling studies for the treatment of Huntington’s disease;

Cardiovascular Disease

•                  Conduct non-clinical studies that are expected to support an IND filing for the S100A1 gene therapy program for the treatment of congestive heart failure, which is currently being developed with BMS; and

•                  Initiate development of additional targets selected by BMS in August 2015.

Support functions

In 2016 we plan to continue to professionalize our general and administrative functions to enhance the support to our operations as well as to continue developing our internal risk management and control systems.

We believe our cash-on-hand of €203.5 million as of December 31, 2015 is sufficient to fund operations into the second half of 2018. We expect to utilize €60.0 million to €70.0 million of our cash-on-hands in 2016. Cash utilized in 2016 will depend on the success and timing of our recruitment efforts and various research programs, as well as the timing of leasehold improvements for our new Amsterdam facility and the outcome of our ongoing arbitration proceedings with Extera.

3                                         Risk Factors

The business is exposed to specific industry risks, as well as general business risks. Listed below are the risks perceived by management to be the most significant. The risks faced by uniQure during 2015 are not limited to this list; more information on risks we are exposed to is available in notes 3 and 4 to our Consolidated Financial Statements and a more comprehensive description of the risks below and others can be found in our Annual Report filed on Form 20-F for the year ending December 31, 2015, which was filed with the Securities Exchange Commission on April 4, 2016, and a copy of which is available from our website.

a)             Risks related to the industry

Development risk

Our products are at different stages of (pre-) clinical research and development. Advancing our pipeline products requires extensive pre-clinical tests and clinical trials to demonstrate that our products are safe and effective in humans. Pre-clinical tests and clinical trials are expensive, can take many years and have an uncertain outcome. A failure of one or more of our pre-clinical programs on clinical trials could occur at any stage of testing.

Pricing risk

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. In many countries, healthcare and pharmaceutical products are subject to a regime of reimbursement by government health authorities, private health insurers or other organizations. There is increasing pressure from these organizations to limit healthcare costs by restricting the availability and level of reimbursement. While we anticipate pricing our products on a comparable basis to the range of current innovative, new orphan medicines whilst also taking into account the sustained benefit expected from a single administration, there can be no assurance that adequate public health services or health insurance coverage will be available to enable us to obtain or maintain prices for our products sufficient to realize an appropriate return on investment.

b)                                     Risks related to uniQure group

Management turnover

We are highly dependent on the research and development, clinical and business development expertise of our Senior Management as well as the other principal members of our management, scientific and clinical team. Although we have entered into employment agreements with our senior management, each of them may terminate their employment on relatively short notice. We do not maintain “key person” insurance for any of our senior management or employees.

The loss of the services of our Senior Management or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing Senior Management and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth and depth of skills and experience required to successfully develop, gain regulatory approval of and commercialize gene therapy products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms.

If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

Regulatory compliance

The development and commercialization of our product candidates are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States, the EMA and other regulatory agencies of the member states of the European Union, and similar regulatory authorities in other jurisdictions. Failure to obtain marketing approval for a product candidate in a specific jurisdiction will prevent us from commercializing the product candidate in that jurisdiction.

We have not received approval to market any of our products other than the marketing authorization for Glybera from the European Commission in October 2012 received under exceptional circumstances for a subset of LPLD patients.

The process of obtaining marketing approval for our product candidates in the European Union, the United States and other countries is expensive and may take many years, if approval is obtained at all. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application, may decide that our data are insufficient for approval, may require additional preclinical, clinical or other studies and may not complete their review in a timely manner. Further, any marketing approval we ultimately obtain may be for only limited indications, or be subject to stringent labeling or other restrictions or post-approval commitments that render the approved product not commercially viable.

We believe that all of our current product candidates will be viewed as gene therapy products by the applicable regulatory authorities. Gene therapies are relatively new treatments for which regulators do not have extensive experience or standard review and approval processes. The FDA unlike the EMA, does not have an exceptional circumstances approval pathway.

If we experience delays in obtaining marketing approval the commercial prospects of our product candidates may be harmed and our ability to generate revenues will be materially impaired.

Orphan drug status

Regulatory authorities in some jurisdictions, including the European Union and the United States, may designate drugs for relatively small patient populations as orphan drugs. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the relevant indication, the product is entitled to a period of market exclusivity, which precludes the EMA or FDA from approving another marketing application for the same drug for the same indication for that time period. The EMA, however, may subsequently approve a similar drug for the same indication during the first product’s market exclusivity if the EMA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

Orphan drug exclusivity may be lost if the EMA or FDA determines that the request for designation was materially defective, or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition or if the incidence and prevalence of patients who are eligible to receive the drug in these markets materially increase.

If our competitors obtain orphan drug exclusivity in indications related to our other product candidates before we do, we may lose out on the potential benefits of market exclusivity or be precluded from obtaining marketing authorization for our product candidate.

Partnerships

If our collaboration with BMS is not successful or if BMS designates or develops fewer targets than permitted under our collaboration agreement, our development plans, financial position and opportunities for growth may be adversely affected.

In order to earn all milestone payments and royalties potentially due under our collaboration with BMS, we are dependent on BMS electing to designate and actively pursue target indications covered by the collaboration and our achievement of all development, clinical and regulatory milestones under the collaboration. If BMS designates or actively pursues fewer development targets, or if we fail to achieve a significant number of the applicable milestones, the total payments we receive under this collaboration may be materially lower than are potentially payable.

If we are unable to enter into additional collaborations in the future, or if our new collaborations are not successful, we may not be able to develop or market our product candidates or obtain a strategic position in the development of new gene therapies.

We believe collaborations enable us to gain access to early-stage clinical programs and related data, as well as to promising transgenes and other intellectual property, with limited financial investment by us. Collaborations also allow us to share the costs of larger development and commercialization efforts with partners with greater resources. Part of our strategy is to leverage our experience and expertise in gene therapy research and development, as well as our proprietary manufacturing capabilities, to be an attractive collaborator for academic research institutions and biotechnology and pharmaceutical companies seeking to advance their programs into larger, late-stage clinical trials that require commercial-scale manufacturing. We face significant competition and we may be unable to attract suitable collaborators or reach agreements with them on acceptable terms, which could limit our access to attractive development programs.

c)                                      Internal risk management and control system

We have developed an internal risk management and control system that is tailored to the risk factors that are relevant to us. Our controls frequently entail involvement of the Management Board and Senior Management. The internal risk management and control systems were discussed between the Supervisory Board, the Audit Committee and the Management Board.

Our Management Board is responsible for designing, implementing and operating our internal risk management and control systems. The objective of these systems is to manage in an effective and efficient manner the significant risks to which we are exposed. Our internal risk management and control systems are designed to provide reasonable assurance that these objectives are met. Such systems can never provide absolute assurance regarding achievement of our objectives, nor can they provide absolute assurance that material errors, losses, fraud, and the violation of laws or regulations will not occur. A summary of the risks that could have prevented us from realizing our objectives is included in the section ‘Risk Factors’ of this report.

Our internal risk management and control systems make use of various measures including:

•                  Annual strategic evaluations of the business;

•                  Periodic operational review meetings of the Leadership Team comprising the Management Board and Senior Management;

•                  Quarterly review of the financial position and prospects as part of the meetings of the Management Board with the Supervisory Board;

•                  A planning and control cycle consisting of annual, quarterly and monthly procedures, including subsequent follow-up on achievements of targets set;

•                  A system of internal controls and procedures;

•                  An Audit Committee that meets regularly with each of the Management Board and the independent auditors; and

We maintain records and procedures designed to:

•                  Ensure that records are maintained, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company;

•                  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only by authorized employees in accordance with documented authorizations; and

•                  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Based on the evaluation of our Company’s disclosure controls and procedures as of December 31, 2015, our chief executive officer and chief financial officer concluded that, as of such date, our company’s disclosure controls and procedures were not effective as a result of a material weakness in internal control over financial reporting described below.

Management has determined there is a lack of sufficient segregation of duties given the size of our finance and accounting team. The control deficiency did not result in a misstatement of the financial accounts or related disclosures. However, this deficiency could result in a misstatement of the financial accounts or related disclosures that would result in a material misstatement in the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. Accordingly, management has determined that this control deficiency constitutes a material weakness.

Management’s annual report on internal control over financial reporting

Under U.S. securities laws, our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended (the U.S. Exchange Act).. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company’s chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management identified one control deficiency that represents a material weaknesses. A material weakness is a control deficiency, or a combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management has determined there is a lack of sufficient segregation of duties given the size of our finance and accounting team. The control deficiency did not result in a misstatement of the financial accounts or related disclosures. However, this deficiency could result in a misstatement of the financial accounts or related disclosures that would result in a material misstatement in the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. Accordingly, management has determined that this control deficiency constitutes a material weakness.

Because of this material weakness, management concluded that we did not maintain effective internal control over financial reporting as of December 31,2015 based on criteria described in Internal Control-Integrated Framework (2013) issued by the COSO. During 2015, management has implemented and continues to implement various measures to address its internal control deficiencies. These measures are outlined below.

Remediation measures

During 2015 we implemented the below remediation measures to resolve two material weaknesses we had identified at December 31, 2014.

•                  a lack of sufficient accounting resources required to fulfill IFRS and SEC reporting requirements;

•                  a lack of adequate closing procedures, supporting documentation and review.

On January 1, 2015 we hired our Chief Financial Officer and have added additional staff within the finance department who have external reporting and IFRS experience, and experience with establishing appropriate financial reporting policies and procedures.

Moreover, we have engaged an external, expert consulting firm to assist us to improve our corporate governance and internal control procedures and to help us design and implement a structured control environment.

During 2015, our management improved our procedures and controls related to our financial statement closing process, including implementation of standard operating procedures, enhancements to our process for the evaluation and documentation of IFRS treatment of non-routine transactions, and checklists to monitor timely compliance. In addition, management enhanced and further formalized accounting reconciliations, including increasing the frequency and timeliness of the related independent review.

We continue to evaluate our internal control over financial reporting and have taken several remedial measures and have further planned steps to address the material weakness that has been identified. In 2016, we intend to make further enhancements to the number and technical capabilities to our finance department, to further strengthen spreadsheet controls and to organize (including IT access controls) the finance department in a way that allows for sufficient segregation of duties throughout the entire period.

We plan to complete the measures above as soon as practicable and we will continue to implement measures to remedy our internal control deficiencies. However, the implementation of these measures may not fully address the existing material weakness in our internal control over financial reporting, and we cannot yet conclude that they have been, nor can we ensure by what date they will be, fully remediated. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

4                                         Additional information

The Consolidated Financial Statements for 2015 of the uniQure Group were also filed with the U.S. Securities and Exchange Commission on April 4, 2016, as part of our Annual Report on Form 20-F for the year ended December 31, 2015, which is available on the Company’s website. Additional information required by Dutch law for the Annual Report of uniQure is set out within this document.

5                                         Director’s statement

The Consolidated Financial Statements for 2015 for uniQure N.V. have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union for the financial years 2015, 2014 and 2013. In our opinion, the Consolidated Financial Statements give a true and fair view of the Group’s and the Company’s operations and cash flows for the financial year 2015.

In our opinion, the report of the Management Board gives a true and fair view of the Group’s and Company’s financial position at December 31, 2015, the course of business in the financial year 2015 and of the most significant risks the Group and Company are faced with.

Amsterdam, May 2, 2016

Matthew Kapusta

Managing Director / Chief Financial Officer

B                                       Governance and compliance

In this section we introduce our Supervisory Board and present their Report for 2015, as well as describing our remuneration and risk management policies. Details of our corporate governance structure can also be found in this section.

1                                         Report by the Supervisory Board

We have a two-tiered board, consisting of a Management Board, responsible for the management of the Company, and a Supervisory Board, responsible for the general oversight of the Management Board.

a)                                     Supervisory Board

The Supervisory Board is responsible for supervising the conduct of and providing advice to the Management Board and supervising uniQure’s business generally. In performing its duties, the Supervisory Board is required to act in the interests of the Company’s business as a whole, with due regard of the social responsibility issues connected therewith. The Articles of Association provide that the Supervisory Board will determine the number of members of the Supervisory Board and that the General Meeting of Shareholders appoints the members of the Supervisory Board following a proposal by the Supervisory Board.

Any newly appointed member of the Supervisory Board will serve for a maximum of three years, unless stated otherwise in the resolution to appoint the Supervisory Board member in question. A Supervisory Board member may be reappointed for a period of three years. The maximum term is twelve years. The Supervisory Board appoints a chairperson from amongst its members.

The General Meeting of Shareholders may suspend or dismiss members of the Supervisory Board at any time. The Articles of Association provide that the members of the Supervisory Board shall retire periodically in accordance with a rotation plan as drawn up by the Supervisory Board.

Our supervisory board is currently composed of the following members. The business address of our supervisory board members is our registered office address at Meibergdreef 61, Amsterdam 1105 BA, the Netherlands:

Name	Age	Position	Member Since(1)	Term Expires
Ferdinand Verdonck, Chairman	73	Member of the Supervisory Board (Chairman)	2012	2017
Sander van Deventer	61	Member of the Supervisory Board	2012	2016
Joseph M. Feczko	66	Member of the Supervisory Board	2012	2016
David Schaffer	45	Member of the Supervisory Board	2014	2016
Paula Soteropoulos	48	Member of the Supervisory Board	2013	2017
Will Lewis	47	Member of the Supervisory Board	2014	2017
Philip Astley-Sparke	44	Member of the Supervisory Board	2015	2018

(1)                                 For periods prior to 2012, certain of our directors served as directors of AMT, our predecessor entity.

Ferdinand Verdonck has served as our chairman since July 2012 and served as chairman of the AMT supervisory board from April 2007 until July 2012. He is a director on the boards of Affimed, Laco Information Services and Virtus Funds. From 1992 to 2003, he was the managing director of Almanij NV, a financial services company which has since merged with KBC, and his responsibilities included company strategy, financial control, supervision of executive management and corporate governance, including board participation in publicly-traded and privately-held companies in many countries. Until recently he was a director on the boards of J.P. Morgan European Investment Trust and Groupe SNEF, and he served as a member of the board of directors and chairman of the audit committee of two biotechnology companies in Belgium, Movetis and Galapagos. He has previously served as chairman of Banco Urquijo, a director of Dictaphone Corporation and a director of the Dutch Chamber of Commerce for Belgium and Luxembourg, member of the General Council and chairman of the audit committee of the Vlerick Leuven Ghent Management School. Mr. Verdonck holds a law degree from KU Leuven and degrees in economics from KU Leuven and the University of Chicago. We believe that Mr. Verdonck is qualified to serve on our supervisory board due to his expertise in the financial services and manufacturing industries and his service on the boards of directors of other companies.

Joseph M. Feczko has served as a member of our supervisory board since April 2012 and served as a member of the AMT supervisory board from August 2010 to April 2012. Dr. Feczko worked for Pfizer Inc. from 1982 to 1992 and from 1996 to 2009, where he held positions of increasing responsibility in clinical research, regulatory affairs and safety culminating in the role of Senior Vice President and Chief Medical Officer. From 1992 to 1996, Dr. Feczko was Medical Director for GlaxoSmithKline R&D in the United Kingdom. Dr. Feczko is chairman of the board of directors at Cardoz Pharmaceuticals AB, and a director of Keryx Biopharmaceuticals, Inc. and ChemoCentryx Inc., as well as a member of the supervisory board of Cytheris. He is also a member of the board of directors of Accordia Global Health Foundation Research!America, and the Foundation of National Institute of Health, and a trustee of the New York Academy of Medicine. Dr. Feczko is a member of the Technical Expert Committee for the International Trachoma Initiative of the Task Force for Global Health. Between 2006 and 2011 he was a member of the Governing Board of the Technology Strategy Board of the United Kingdom. Dr. Feczko is Board Certified in Internal Medicine and Infectious Diseases. Dr. Feczko holds a bachelor of science degree from Loyola University and an M.D. from the University of Illinois College of Medicine. We believe that Dr. Feczko is qualified to serve on our supervisory board due to his expertise in the pharmaceutical and biotechnology industries.

Will Lewis has served as a member of our supervisory board since June 2014. Mr. Lewis is currently President, Chief Executive Officer and member of the Board of Directors of Insmed, a biopharmaceutical company specialized in inhalation therapies for orphan lung diseases. Prior to joining Insmed in 2012, he was President and Chief Financial Officer of Aegerion Pharmaceuticals, Inc., which he also co-founded. At Aegerion, he played a pivotal role in re-orienting the company’s strategy to focus on orphan disease indications. He previously worked in the U.S. and Europe in investment banking for JP Morgan, Robertson Stephens and Wells Fargo. During his time in banking, he was involved in a broad range of domestic and international capital raises and advisory work valued at more than $20 billion. He serves on the Board of Directors of Oberlin College and is a member of the Visiting Committees of the Weatherhead School of Management of Case Western Reserve University and The Hawken School. He holds a B.A. from Oberlin College and an M.B.A./J.D. from Case Western Reserve University. We believe that Mr. Lewis is qualified to serve on our supervisory board due to the depth of his experience in the biotechnology and finance industries.

David Schaffer has served as a member of our supervisory board since January 2014. Dr. Schaffer is Professor of Chemical and Biomolecular Engineering, Bioengineering, and Neuroscience at University of California Berkeley, a position he has held since 2007, as well as Director of the Berkeley Stem Cell Center since 2011. Dr. Schaffer is also co-founder of 4D Molecular Therapeutics, a company specializing proprietary technology for gene therapy products. We entered into a collaboration and license agreement with 4D Molecular Therapeutics in January 2014. Previously, Dr. Schaffer was Assistant Professor from 1999 to 2005 and Associate Professor from 2005 to 2007 at the University of California, Berkeley Department of Chemical Engineering & Helen Wills Neuroscience Institute. He has served on the boards of the American Society for Gene and Cell Therapy and the Society for Biological Engineering. He has more than 20 years of experience in chemical and molecular engineering, and stem cell and gene therapy research, has over 165 scientific publications, and serves on 5 journal editorial boards and 5 industrial scientific advisory boards. Dr. Schaffer holds a bachelor of science degree in Chemical Engineering from Stanford University and a Ph.D. in Chemical Engineering from the Massachusetts Institute of Technology. We believe Dr. Schaffer is qualified to serve on our supervisory board due to his extensive relevant scientific expertise and experience in the biotechnology industry.

Paula Soteropoulos has served as a member of our supervisory board since July 2013. Ms. Soteropoulos is president and chief executive officer of Akcea Therapeutics, a position she has held since January 2015. From July 2013 to December 2014, she served as Senior Vice President and General Manager, Cardiometabolic Business and Strategic Alliances at Moderna Therapeutics Inc. Prior to this Ms. Soteropoulos worked at Genzyme Corporation, a biotechnology company, from 1992 to 2013, most recently as Vice President and General Manager, Cardiovascular, Rare Diseases. Ms. Soteropoulos holds a bachelor of science degree in chemical engineering and a master of science degree in chemical and biochemical engineering, both from Tufts University, and holds an executive management certificate from the University of Virginia, Darden Graduate School of Business Administration. Ms. Soteropoulos serves on the Advisory Board for the Chemical and Biological Engineering Department of Tufts University. We believe Ms. Soteropoulos is qualified to serve on our supervisory board due to her extensive experience in the biotechnology industry.

Sander van Deventer has served as a member of our supervisory board since April 2012 and served as member of the AMT supervisory board from April 2010 to April 2012. Dr. van Deventer was one of our co-founders and currently chairs uniQure’s Scientific Advisory Board. He served as our interim Chief Executive Officer from February to October 2009. He has been Professor of Translational Gastroenterology at the Leiden University Medical Center since 2008 and is a partner of Forbion Capital Partners, which he joined in 2006. He serves on the boards of Cardoz AS, Argos Biotherapeutics, gICare Pharma Inc and Hookipa Biotech. He was previously a professor, head of the department of experimental medicine and chairman of the department of gastroenterology of the Academic Medical Center at the University of Amsterdam from 2002 to 2004, and subsequently professor of experimental medicine at the University of Amsterdam Medical School until 2008. He has more than 15 years of experience in biotechnology product development. He is the author of more than 400 scientific articles in peer-reviewed journals, and he serves as an advisor to regulatory authorities including the EMA and FDA. Dr. van Deventer holds a degree in medicine as well as a Ph.D. from the University of Amsterdam. We believe that Dr. van Deventer is qualified to serve on our supervisory board due to his expertise in the biotechnology industry and his service on the boards of directors of other biotechnology companies.

Mr. P. Astley-Sparke has served as a member of our supervisory board since June 2015. He was previously President of the uniQure Inc. from January 2012 until February 2014 and was responsible for building uniQure’s U.S. infrastructure. Mr. Astley-Sparke is currently Executive Chairman and co-founder of Replimune Limited, a Company developing second-generation oncolytic vaccines. Mr. Astley-Sparke served as vice president and general manager at Amgen, Inc., a biopharmaceutical company, until December 2011, following Amgen’s acquisition of BioVex Group, Inc., a biotechnology company, in March 2011. Mr. Astley-Sparke had been President and Chief Executive Officer of BioVex Group, which developed the first oncolytic vaccine to be approved in the western world following the approval of Imlygic in 2015. He oversaw the company’s relocation to the U.S from the UK in 2005. Prior to BioVex, Mr. Astley-Sparke was a healthcare investment banker at Chase H&Q/Robert Fleming and qualified as a Chartered Accountant with Arthur Andersen in London. Mr. Astley-Sparke has been a venture partner at Forbion Capital Partners, a venture capital fund, since May 2012 and serves as Chairman of the Board of Oxyrane, a biotechnology company.

b)                                     Independence of the supervisory board

Save for Professor Mr. Sander van Deventer and Mr. Philip Astley Sparke, each member of our Supervisory Board has been and remains fully independent within the meaning of best practice provision III.2.2 of the Dutch Corporate Governance Code. All of our Supervisory Board members, other than David Schaffer and Mr. Philip Astley-Sparke, are independent under applicable NASDAQ standards.

Professor Mr. Sander van Deventer and Mr. Philip Astley Sparke are affiliated with Forbion and are therefore not independent within the meaning of the Dutch Governance Code. We feel this deviation is justified by the specific knowledge and experience of the Company’s business held by these two Supervisory Board members. In addition, the fact that Forbion will continue to hold a major investment stake in the Company justifies their continuing to have a designee on the Supervisory Board.

c)                                      Meetings and board committees

We have established an audit committee, a remuneration committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees.

Meetings

In 2015, the Supervisory Board held extensive discussions, both in its formal meetings, and also in informal communications among its members, to ensure the continuity of high-level management of the Company. The Supervisory Board held 11 formal meetings for consultation with the Management Board. During these formal meetings and discussions, the Supervisory Board primarily focused on the objectives and strategy of uniQure, and the main risks of its business, the assessment made by the Management Board of the design and effectiveness of the internal risk management and control systems, the progress made on clinical development, corporate governance, the financial budgets and operational plan and the quarterly Consolidated Financial Statements.

As in preceding years the Supervisory Board discussed clinical development and strategy at length with the Management Board in terms of the developments in its particular field of expertise, gene therapy. In the same context, the Supervisory Board also discussed the long-term plan that ties in with the aspiration, objectives, and strategy. Special attention was devoted to the realism of the assumptions made, maintaining a manageable risk profile and the Company’s financing and staffing plan. Based on these assumptions, the proposed strategy should allow for growth in the value of the share. The Supervisory Board extensively discussed the situation in the biotechnology industry, research and clinical developments, acquisition opportunities, possible cooperation with third parties and the staffing plan of uniQure. The discussion of the realization of the proposed plans centered mainly on progress in development of various pipeline products and collaboration with academic and industrial partners. There was also regular consultation on the modernization of the infrastructure, investment in operating assets and the availability and retention of high quality executives and managers.

During the meetings in 2015, particular attention was given to the BMS collaboration agreement as well as the April 2015 follow-on public offering.

Attendance at the Supervisory Board meetings during 2015 was as follows:

	Number of meetings	Meetings attended
Ferdinand Verdonck (Chairman)	11	11
Sander van Deventer	11	8
Joseph Feczko	11	9
Will Lewis	11	9
David Schaffer	11	11
Philip Astley Sparke	8	8
Paula Soteropoulos	11	10

Audit Committee

Our audit committee consists of Mr. Lewis (Chairman), Ms. Soteropoulos and Mr. Verdonck. Each member satisfies the independence requirements of the NASDAQ listing standards, and Mr. Verdonck qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our Supervisory Board. The audit committee oversees our accounting and financial reporting processes and the audits of our Consolidated Financial Statements. The audit committee met eight times during 2015. The audit committee is responsible for:

•             making recommendations to our Supervisory Board regarding the appointment by the general meeting of shareholders of our independent registered accounting firm;

•             overseeing the work of the independent registered accounting firm, including resolving disagreements between management and the independent registered accounting firm relating to financial reporting;

•             pre-approving all audit and non-audit services permitted to be performed by the independent registered accounting firm;

•             reviewing the independence and quality control procedures of the independent registered accounting firm;

•             discussing material off-balance sheet transactions, arrangements and obligations with management and the independent registered accounting firm;

•             reviewing and approving all proposed related-party transactions;

•             discussing the annual audited Consolidated and Statutory Financial Statements with management;

•             annually reviewing and reassessing the adequacy of our audit committee charter;

•             meeting separately with the independent registered accounting firm to discuss critical accounting policies, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent registered accounting firm and the management; and

•             attending to such other matters as are specifically delegated to by our supervisory board from time to time.

Remuneration Committee

Our remuneration committee consists of Mr. van Deventer (Chairman), Mr. Lewis and Mr. Verdonck. Each member satisfies the independence requirements of the NASDAQ listing standards. The remuneration committee assists the supervisory board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our supervisory directors and management. Members of our management may not be present at any committee meeting while the compensation of our chief executive officer is deliberated. Subject to the terms of the remuneration policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the remuneration committee is responsible for, among other things:

•             reviewing and making recommendations to the supervisory board with respect to compensation of our Management Board and Supervisory Board members;

•             reviewing and approving the compensation, including equity compensation, change-of-control benefits and severance arrangements, of our chief executive officer, chief financial officer and such other members of our management as it deems appropriate;

•             overseeing the evaluation of our management;

•             reviewing periodically and making recommendations to our Supervisory Board with respect to any incentive compensation and equity plans, programs or similar arrangements;

•             exercising the rights of our supervisory board under any equity plans, except for the right to amend any such plans unless otherwise expressly authorized to do so; and

•             attending to such other matters as are specifically delegated by our Supervisory Board from time to time.

The Remuneration committee met eight times during 2015.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Lewis (Chairman), Mr. Feczko and Mr. Astley-Sparke. Except for Mr. Astley-Sparke, each member satisfies the independence requirements of the NASDAQ listing standards. The nominating and corporate governance committee assists the supervisory board in selecting individuals qualified to become our supervisory directors and in determining the composition of the supervisory board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  recommending to the Supervisory Board persons to be nominated for election or re-election to the Supervisory Board at any meeting of the shareholders;

•                  overseeing the Supervisory Board’s annual review of its own performance and the performance of its committees; and

•                  considering, preparing and recommending to the Supervisory Board a set of corporate governance guidelines.

The nominating and corporate governance committee met three times during 2015.

d)                                     Related party transactions

Details of transactions between the Company and members of the Supervisory Board, members of the Management Board and significant shareholders are set out in Note 28 to the Consolidated Financial Statements and are within the meaning of best practice provisions II.3.2, II.3.3, II.3.4, III.6.1, III.6.2 III.3.3 and III.6.4 of the Dutch Corporate Governance Code. There have been no material transactions with shareholders holding more than ten percent of the shares in the Company.

e)                                      Functioning of the Supervisory Board

The members of the Supervisory Board have discussed their individual functioning, as well as that of the Supervisory Board as a whole, on a continuing basis. In these discussions, also consideration was given to the composition and profile of the Supervisory Board, as well as the functioning of its members and committees and the Supervisory Board’s tasks. The profile sets out the types of expertise the Supervisory Board must possess. In our view the Supervisory Board satisfies the defined requirements, and we consider the composition to be adequate for the proper performance of its duties. The Supervisory Board has appointed from among its members three separate committees with special tasks, the Audit Committee, the Remuneration Committee and the Nominating and Corporate Governance Committee. These committees prepare the decision making of the Supervisory Board on the relevant matters. The following regulations can be found on the Company’s website: Corporate Governance Guidelines, Audit Committee Charter, Remuneration Committee Charter and Nominating and Corporate Governance Committee Charter.

f)                                       Compensation of the members of the Supervisory Board

Details can be found in footnote 29 to the Consolidated Financial Statements.

g)                                     Financial statements

The Management Board has prepared the annual accounts and discussed these with the Supervisory Board. The Report of the Independent Auditor, PricewaterhouseCoopers Accountants N.V., is included in the ‘Other Information’ on page 104. The financial statements are being presented for adoption by shareholders at the Annual Meeting. The Supervisory Board recommends that shareholders adopt these financial statements.

h)                                     Additional information

For additional information, see the Corporate Governance Report (page 32), which is deemed to be incorporated by reference herein.

Amsterdam, May 2, 2016

Supervisory Board

Ferdinand L. J. Verdonck, Chairman

Sander van Deventer, Member

Joseph Feczko, Member

Will Lewis, Member

David Schaffer, Member

Paula Soteropoulos, Member

Philip Astley Sparke, Member

2                                         Conformity statement

The Management Board is responsible for the preparation of the Annual Accounts and the Annual Report of uniQure N.V. for the year ended 31 December 2015 in accordance with applicable Dutch law and International Financial Reporting Standards (“IFRS”) as adopted by the European Union, (“EU”).

RESPONSIBILITY STATEMENT PURSUANT TO SECTION 5:25C PARAGRAPH 2(C) OF THE DUTCH FINANCIAL MARKETS SUPERVISION ACT (‘Wet op het financieel toezicht’)

The Management Board confirms that to the best of its knowledge:

•                  the uniQure N.V. 2015 Annual Accounts give a true and fair view of the assets, liabilities, financial position and profit or loss of uniQure N.V. and the entities included in the consolidation taken as a whole;

•                  the uniQure N.V. 2015 Annual Report gives a true and fair view of uniQure N.V. and the entities included in the consolidation taken as a whole as at 31 December 2015 and the state of the affairs during the financial year to which the report relates and describes the principal risks facing uniQure N.V.

Amsterdam, May 2, 2016

C                                       Corporate governance report

We monitor and assess applicable Dutch and U.S., corporate governance codes, rules, and regulations. We are subject to the Dutch Corporate Governance Code (the “Code”), as we are a listed company with its statutory seat in the Netherlands. As a Company listed on the NASDAQ Global Select Market (“NASDAQ”) we also are required to comply with U.S. securities laws, including the U.S. Exchange Act, the U.S. Sarbanes-Oxley Act of 2002, as well as NASDAQ listing rules, and the rules and regulations promulgated by the U.S. Securities and Exchange Commission (“SEC”).

Our corporate governance structure is based on the requirements of the Dutch Civil Code, the company’s Articles of Association and the rules and regulations applicable to companies listed on the NASDAQ. These procedures include a risk management and control system, as well as a system of assurance of compliance with laws and regulations.

When in this chapter a reference is made to Articles of Association, this shall be a reference to the Company’s Articles of Association, as they read as of February 10, 2014.

1                                         Management Board

The following table sets out information with respect to our management board member and proposed member, and their ages and position at uniQure as of the date of this annual report. The business address of our management board members is our registered office address at Meibergdreef 61, Amsterdam 1105 BA, the Netherlands.

NAME	AGE	POSITION	DATE OF APPOINTMENT
Dan Soland (1)	57	Chief Executive Officer	December 18, 2015
Matthew Kapusta	43	Chief Financial Officer	January 1, 2015

(1)         Dan Soland was appointed Chief Executive Officer on December 18, 2015. His appointment to the management board is subject to approval at our 2016 annual general meeting of shareholders.

Dan Soland was appointed to serve as our Chief Executive Officer in December 2015. Mr. Soland previously served as Vice President and Chief Operating Officer of ViroPharma from 2006 to 2014. At ViroPharma, Mr. Soland was responsible for building the company’s organization and commercial infrastructure until its successful sale to Shire in 2014. Mr. Soland was previously President of Chiron Vaccines from 2004 to 2006, where he helped engineer a turnaround that contributed to Chiron’s acquisition by Novartis. Earlier, he was President and CEO of Epigenesis Pharmaceuticals from 2002 to 2003 and Vice President and Director of Worldwide Marketing Operations at GlaxoSmithKline Biologicals from 1993 to 2001, and held positions of increasing responsibility at Pasteur-Merieux’s Connaught Laboratories (now Sanofi Pasteur). Mr. Soland holds a B.S. in Pharmacy from the University of Iowa. Mr Soland’s appointment to our management board is subject to approval at our 2015 annual general meeting. We believe that Mr. Soland is qualified to serve on our Management Board due to his broad expertise in the biotechnology and pharmaceutical industries.

Matthew Kapusta has served as our chief financial officer since January 2015 and was elected to our Management Board at the 2015 annual general meeting. Prior to joining uniQure, Mr. Kapusta was Senior Vice President at AngioDynamics from 2011 to 2014, responsible for corporate development, strategic planning and national accounts. Prior to AngioDynamics, he served as Vice President, Finance for Smith & Nephew Orthopaedics. Mr. Kapusta’s career also includes more than a decade of investment banking experience focused on emerging life sciences companies. Mr. Kapusta was Managing Director, Healthcare Investment Banking at Collins Stewart, and held various positions at Wells Fargo Securities, Robertson Stephens and PaineWebber. Mr. Kapusta holds a Master of Business Administration from New York University’s Stern School of Business, a Bachelor of Business Administration from University of Michigan’s Ross School of Business and earned his Certified Public Accountant license in 1996 while at Ernst & Young.

Joern Aldag, our former Chief Executive Officer served as members of the Management Board in 2015, but resigned from the Management Board on December 18, 2015.

Senior Management Team

Our Management Board is supported by our senior management team. The following table sets forth information with respect to each of the members of our senior management team, their respective ages and their positions as of the date of this annual report:

NAME	AGE	POSITION
Deya Corzo	49	SVP. Therapeutic Area Head Liver/Metabolism
Eric Goossens	50	Chief Operating Officer
Christian Meyer,	48	Chief Medical Officer
Harald Petry	57	Chief Science Officer
Charles Richard	60	SVP. Research and Development Neuroscience

Deya Corzo has served as Vice president, Medical Affairs, since April 2014, and was promoted to Senior Vice president, therapeutic area head, liver/metabolism in July 2015. Prior to joining us, Dr. Corzo led Genzyme’s medical team for the global development and launch of Myozymeand for the subsequent BLA submission and US approval of Lumizyme®; both are multi-award winning enzyme replacement therapies for Pompe disease. Dr. Corzo’s Medical Affairs experience includes US and global responsibilities for two highly successful oncology drugs:  Velcade®, a first in class proteasome inhibitor developed by Millennium/Takeda for hematological cancers; and Abraxane®, an innovative formulation of paclitaxel commercialized by Celgene for solid cancers. Dr. Corzo is double-board certified in Pediatrics and Clinical Genetics; she is an Instructor in Pediatrics at Harvard Medical School, and an active practicing physician at the Children’s Hospital Genetics Clinic in Boston.

Eric Goossens has served as our chief operating officer since 2014, prior to which he worked for Dätwyler Pharma Packaging Belgium N.V. for three years as Site Director responsible for the Belgium and Germany sites. Before this, he held leadership positions in operations at Sekisui S-LEC Europe B.V., where he was responsible for the Film Plant Operations and Supply Chain. From 2002 to 2006 he was Project Manager and Director Production Operations at Centocor B.V. where he played an important role in a major site expansion, building a new biopharmaceutical production facility. Mr. Goossens holds a Master’s degree in Chemistry from the University of Utrecht, the Netherlands, as well as a Master of Engineering from the University of Twente, the Netherlands. His educational background includes international executive leadership programs at the business schools of INSEAD and IMD.

Christian Meyer has served as our chief medical officer since October 2013. Dr. Meyer has more than 13 years of clinical research experience with both biotechnology companies and large pharma, with particular expertise in the development of treatments for rare diseases, including acute intermittent porphyria and lysosomal storage disorders. From 2010-2013 he was the chief medical officer at Cardoz AB, a pharmaceutical company. Prior to that, from 2006 to 2010, Dr. Meyer held leadership positions in clinical development at Symphogen A/S, a biopharmaceutical company, where he was senior vice president for medical affairs and vice president of clinical development. Prior to Symphogen A/S, he played an important role in clinical development at Zymenex A/S and spent five years in clinical development at Novo Nordisk A/S, both biopharmaceutical companies. Dr. Meyer received both his M.D. and Ph.D. degrees from the University of Copenhagen, Denmark.

Harald Petry has served as our chief science officer since January 2012. Dr. Petry joined AMT in May 2007 as director of research and development. He has worked in the area of gene therapy for more than 15 years and has extensive experience in pharmaceutical research. Prior to joining us, he worked at Jenapharm GmbH (Germany), a pharmaceutical company, from 2001 to 2002 and Berlex Biosciences (US), a biotechnology company, from 2002 to 2007 in different functions with increasing managerial and leadership responsibility. Dr. Petry holds his doctoral degree in biology from Justus-Liebig-Universität Giessen.

Charles Richard has served as our senior vice president, research and development, neuroscience, since July 2015. Dr. Richard has more than 30 years of industry, academic and medical practice experience with a focus on rare and orphan diseases and the translation of emerging genetic technologies into drug development. Dr Richard most recently served as Chief Medical Officer of Oxyrane, a biotechnology company focused on developing second-generation enzyme replacement therapies for rare lysosomal storage diseases, where he remains a member of the Board of Directors. Previously, Dr. Richard led the Translational Medicine group at Shire Human Genetic Therapies, in the role of Principal Medical Director and Head of Translational Medicine, Clinical R&D. Prior to Shire, Dr. Richard held multiple roles at Wyeth, including Vice President and Head of the Department of Genomics. Before moving into industry, Dr. Richard was an Assistant Professor of Psychiatry and Human Genetics at the University of Pittsburgh Medical Center and before that position had completed nearly 10 years of medical practice and academic research. He received a Ph.D. in Pharmacology and an M.D., both from the Ohio State University School of Medicine, and a B.S. in Biology from Stanford University.

uniQure has a two-tier governance structure in which the executive and supervisory responsibilities are separated. The Management Board is responsible for the day-to-day affairs of the Company. The Supervisory Board supervises and provides advice to the Management Board. Certain decisions of the Management Board, as outlined in the Articles of Association, require the prior approval of the Supervisory Board. Furthermore, the Supervisory Board can inform the Management Board in writing that additional decisions of the Management Board require the prior approval of the Supervisory Board. In executing their supervisory role, the members of the Supervisory Board must be guided by the best interests of the Company and all its stakeholders. The Management Board as well as the Supervisory Board shall report to the Annual General Meeting of Shareholders with regard to uniQure’s corporate governance regarding its structure and compliance with the Code.

Currently the split of the Supervisory Board is 6 men and 1 woman. The membership of the Management Board is 1 man and 0 woman. Membership of the Supervisory and Management Boards is determined on the basis of candidates who have the appropriate skills for carrying out their responsibilities, irrespective of gender. The Company makes changes as required by circumstances and in order to meet uniQure’s strategic objectives. Currently the gender compositions of the Supervisory and Management Boards do not meet the gender diversity criteria of the Dutch Civil Code. When drafting a profile for new members of the Management Board or Supervisory Board emphasis will be placed on diversity, in view of the objective of achieving a balanced gender representation on both boards. Despite the gender requirement the Company employed Mr. Dan Soland as Chief Executive Officer in December 2015 for the reasons as disclosed on 33 of this Annual Report.

2                                         Dutch corporate governance code

In addition to U.S. securities laws, the NASDAQ listing standards and rules and regulations as promulgated by the SEC, as a Dutch company, our governance practices are governed by the Dutch Corporate Governance Code (the “Code”) a copy of which is available at www.commissiecorporategovernance.nl. The Code contains a number of principles and best practices. The Code, in contrast to U.S. laws, rules and regulations, contains an “apply-or-explain” principle, offering the possibility to deviate from the Corporate Governance Code and still be in compliance as long as any such deviations are explained. In certain cases, we have not applied the Code’s practices and provisions and in those instances explain the non-application.

We conduct our operations in accordance with internationally accepted principles of good governance and best practice, while ensuring compliance with the corporate governance requirements applicable in the countries in which we operate. There is considerable overlap between the requirements we must meet under U.S. rules and regulations and the provisions of the Code and we apply most of the provisions of the Code. For clarity purposes, we have listed below deviations from the Code and our reasons for deviating.

II.2.4.       If options are granted, they shall, in any event, not be exercised in the first three years after the date of granting. The number of options to be granted shall be dependent on the achievement of challenging targets specified beforehand.

The stock options we grant to our executive officers, including our Managing Directors, are exercisable before the third anniversary of the date of grant, which is contrary to best practices provision II.2.4 in the Code. The vesting terms of options to our Managing Directors vary between one and four years, and begin vesting on the first anniversary of date of grant. We believe our vesting schedules are in line with the practices of our peer group used for executive compensation purposes and necessary to attract and retain the best people.

II.2.5.       Shares granted to management board members without financial consideration shall be retained for a period of at least five years or until at least the end of the employment, if this period is shorter. The number of shares to be granted shall be dependent on the achievement of challenging targets specified beforehand.

The restricted stock units (“RSU”) we granted to one of our former Managing Directors, vested after two years. Granting of the RSUs was not target dependent. We believe this compensation practice is in line with the practices of our peer group.

II.2.7          Neither the exercise price of options granted nor the other conditions may be modified during the term of the options, except in so far as prompted by structural changes relating to the shares or the company in accordance with established market practice.

By fully accelerating options in restricted cases as part of the termination agreements of certain employees in 2015, we modified the conditions of specific equity grants during the term. We believe these modifications allowed us to achieve the required transformation of the Company.

II.2.12   The remuneration report of the supervisory board shall contain an account of the manner in which the remuneration policy has been implemented in the past financial year, as well as an overview of the remuneration policy planned by the supervisory board for the next financial year and subsequent years. The report shall explain how the chosen remuneration policy contributes to the achievement of the long-term objectives of the company and its affiliated enterprise in keeping with the risk profile. The report shall be posted on the company’s website.

We have not posted a comprehensive report on our website. We recently recruited our two Managing Directors externally, supported by an executive search company. We benchmarked their compensation to independent market reference data provided by another external service provider. As such we believe that their compensation is aligned with market practices.

II.2.13 The overview referred to in best practice provision II.2.12 shall in any event contain the following information: items (a) — (j)

The disclosures set out under Note 31 of the consolidated financial statements cover to a large extent the above requirements. As for the year ended December 31, 2015 the Company was a listed company at NASDAQ. The disclosures made by the Company under the applicable listing rules and which are published at http://www.sec.gov are deemed to be appropriate in this respect.

III.2.1. All supervisory board members, with the exception of not more than one person, shall be independent within the meaning of best practice provision III.2.2.

Two members of the Supervisory Board are affiliated with Forbion and are therefore not independent within the meaning of the Code. The Company feels this deviation is justified both by their specific knowledge and experience of the Company’s business as well as the significant ownership interest Forbion has in the Company.

III.5.4 The Audit Committee shall in any event focus on supervising the activities of the management board with respect to …

c) compliance with recommendations and observations of internal and independent auditors;

d) the role and functioning of the internal audit function;

uniQure feels that its financial reporting is sufficiently monitored by its Audit Committee and has not appointed an internal auditor.

III.7.1 A supervisory board member may not be granted any shares and/or rights to shares by way of remuneration.

uniQure grants options to the chairman and other members of the Supervisory Board. uniQure believes that such remuneration is in accordance with the NASDAQ corporate governance requirements and market practice among companies listed at NASDAQ. uniQure may in future be further required to commit itself to grant options to attract and ensure the continued services of the best qualified persons for the Supervisory Board. The number of option rights granted to each Supervisory Board member is determined by the general meeting of shareholders. uniQure therefore believes that applying this best practice provision is not in its best interests.

IV.1.4 The policy of the company on additions to reserves and on dividends (the level and purpose of the addition to reserves, the amount of the dividend and the type of dividend) shall be dealt with and explained as a separate agenda item at the general meeting.

The Company is not permitted by law to pay dividends because it has no retained profits on account of its history of making losses. Therefore, the Company does not intend to discuss the dividend policy at the general meeting as a separate agenda item.

IV.3.1 Meetings with analysts, presentations to analysts, presentations to investors and institutional investors and press conferences shall be announced in advance on the website and by means of press releases. Provision shall be made for all shareholders to follow these meetings and presentations in real time, for example by means of web casting or telephone lines. After the meetings, the presentations shall be posted on the company’s website.

Considering uniQure’s size, it would create an excessive burden to provide facilities which enable shareholders to follow in real time the meetings and presentations referred to in the best practice provision. uniQure will provide facilities for shareholders to follow the announcement of its business updates via webcast. uniQure will also ensure that presentations are posted on its website immediately after the meetings in question.

IV.3.4 Analysts meetings, presentations to institutional or other investors and direct discussions with the investors shall not take place shortly before the publication of the regular financial information (quarterly, half-yearly or annual reports).

The Company maintains an active program of meetings with investors, which it considers to be in the best interests of the Company and its shareholders. From time to time, these meetings may take place shortly before the publication of regular financial information, but in such circumstances no price-sensitive or material, non-public financial information is disclosed.

IV.3.13 The company shall formulate an outline policy on bilateral contacts with the shareholders and publish this policy on its website.

The Company has not formulated such a policy and therefore does not comply. The Company regularly meets with shareholders in one-on-one situations, which it considers to be in the best interests of the Company and its stakeholders. In such meetings no price-sensitive or material, non-public financial information shall be disclosed.

V.3.1 The independent auditor and the audit committee shall be involved in drawing up the work schedule of the internal auditor. They shall also take cognizance of the findings of the internal auditor.

Reference is made to the explanation given in relation to best practice provision III.5.4.

V.3.3. If there is no internal audit function, the audit committee shall review annually the need for an internal auditor. Based on this review, the supervisory board shall make a recommendation on this to the management board in line with the proposal of the audit committee, and shall include this recommendation in the report of the supervisory board.

The audit committee has been monitoring management on a regular basis. The audit committee did not formally review the need for an internal auditor.

Gender Diversity

In 2015, Dutch law required companies whose boards do not meet a 30% gender diversity quota to disclose the reason for not having the specified diversity percentage as well as their efforts and intent to obtain such diversity. The Company’s Supervisory Board currently consists of seven members, one of whom is female. The Supervisory Board does not believe that increasing its size solely to meet the gender diversity requirement is in the best interest of the Company or its stakeholders. The Company’s Management Board currently consists of one member, and the Supervisory Board has nominated one additional male member for election. Members of the Management Board were and will continue to be chosen from the executive officers of the Company based on their job responsibilities, regardless of gender.

3                                         Remuneration of the Management Board

This report sets out the remuneration policy operated by the Company in respect of the Management Board.

It is our aim to encourage and reward superior performance by the members of the Management Board with that performance being measured against achieving corporate goals, strong financial performance and the delivery of value to shareholders.

The Remuneration Committee believes that the current policy retains and motivates the Management Board appropriately while enforcing a strong “pay for performance” culture within the company. The Remuneration Committee continue to review the policy on an annual basis to ensure that it is in line with the Company’s objectives and shareholders’ interests.

Details of amounts paid, including the granted Restricted Stock Units (RSU’s) to the Management Board and to the senior management team of the Company are set out in Note 29 to the Consolidated Financial Statements.

The terms and conditions of the employment contract of Mr. Kapusta were approved by the General Meeting of Shareholders held on June 10, 2015.

Mr. Kapusta is the only member of the Management Board at of the date of these accounts.

Salary

Base salaries are reviewed annually and revised salaries take effect from the start of the financial year. The review process is managed by the Remuneration Committee which each year assesses the market competitiveness of pay primarily in terms of total remuneration, with less emphasis on base salary.

Bonuses

The target bonus for Mr. Kapusta under his employment contract is equal to 40% of base salary. The performance criteria determining the actual level of bonus payable are set by the Supervisory Board on the recommendation of the Remuneration Committee, by reference to the achievement of the Company’s goals and his individual objectives for the year.

Share Options

The Company grants share options to members of the Management Board and staff to reward loyalty and performance and to enable valued employees to share in the success of the Company. These options are effected by the grant of share options under the Company’s share incentive plan.

Management Board’ Share Options and RSU’s

Details of Management Board’ share options and Restricted Stock Units are set out in Note 29 to the Consolidated Financial Statements.

Pensions

uniQure operates an insured defined contribution scheme for its Dutch employees. uniQure fully pays the contributions which are invested in investment funds selected by the employee. Contributions are determined as a percentage of the pensionable salary of the employee. uniQure’s contribution to the pension scheme is age dependent. Contribution range from 4.7% at the age of 21 to 27.7% at the age of 67. The scheme is open to Dutch members of the Management Board and employees.

4                                         Internal risk management and control systems, external factors

Reference is made to the “Management’s Annual Report on Internal Control over Financial Reporting “ set out within the “Report of the Management Board” above.

5                                         Shareholders and general meeting of shareholders

The annual General Meeting of Shareholders shall be held within six months after the end of each financial year. The Company’s financial year is equal to a calendar year.

An Extraordinary General Meeting of Shareholders may be convened, whenever the Company’s interests so require, by the Management Board or the Supervisory Board. Shareholders representing alone or in aggregate at least one-tenth of the Company’s issued and outstanding share capital may, pursuant to the Dutch Civil Code and the Articles of Association and after first requesting the Company to convene such a meeting, request a court for authorization to convene a General Meeting of Shareholders, subject to the relevant provisions of Dutch law.

A record date shall apply, to establish which shareholders are entitled to attend and vote in the General Meeting of Shareholders. Such record date has been set by the Dutch Civil Code on the twenty-eighth day before that of the meeting.

Each of uniQure’s shares is entitled to one vote. Shareholders may vote by proxy. The voting rights attached to any of the shares held by the Company are suspended as long as they are held in treasury.

Decisions of the General Meeting of Shareholders are taken by an absolute majority of votes cast, except where Dutch law provides for a qualified majority.

Amendment of the Articles of Association

The General Meeting of Shareholders may resolve to amend the Articles of Association at the proposal of the Management Board which has been approved by the Supervisory Board.

Issuance of shares

On June 10, 2015, the General Meeting of Shareholders delegated the authority to issue shares and grant rights to subscribe for shares, to the Management Board for a period of 18 months with effect from June 10, 2015 for a maximum of 19.9% of the total issued and outstanding share capital at the time of issuance. Any resolution by the Management Board to issue shares, or grant rights to subscribe for shares, is subject to the approval of the Supervisory Board. Such authority may be further extended, either by an amendment to the Articles of Association, or by a resolution of the General Meeting of Shareholders, for a subsequent period of up to five years in each case. A subsequent delegation pursuant to a resolution of the General Meeting of Shareholders shall require a proposal by the Management Board, which in its turn requires the approval of the Supervisory Board.

On January 20, 2014, the General Meeting of Shareholders designated the Supervisory Board as the competent body to issue shares and to grant rights to subscribe for shares under the 2014 Share Incentive Plan for the duration of such plan. This authority is limited to 1,531,471 shares.

Beyond the Management Board’s and the Supervisory Board’s authority to issue shares or grant rights to subscribe for shares, the General Meeting of Shareholders shall be authorized to do so. A resolution of the General Meeting of Shareholders to issue shares or grant rights thereto shall require a proposal by the Management Board, which in its turn requires the approval of the Supervisory Board.

No resolution of the General Meeting of Shareholders, the Management Board or the Supervisory Board is required for an issue of shares pursuant to the exercise of a previously granted right to subscribe for shares.

Pre-emptive rights

Dutch law and the Articles of Association give shareholders pre-emptive rights to subscribe on a pro rata basis for any issue of new shares or upon a grant of rights to subscribe for shares. Such pre-emptive rights do not apply, however, in respect of: (i) shares issued for a non-cash contribution; (ii) shares issued to the Company’s employees; and (iii) shares issued to persons exercising a previously granted right to subscribe for shares.

On June 10, 2015, the General Meeting of Shareholders also delegated the authority to limit or exclude pre-emptive rights in relation to an issue of shares to the Management Board for a period of 18 months with effect from June 10, 2015. A resolution of the Management Board to limit or exclude preemptive rights is subject to the approval of the Supervisory Board.

On January 20, 2014, the General Meeting of Shareholders designated the Supervisory Board as the competent body to limit or exclude pre-emptive rights in relation to an issue of shares or the grant of rights to subscribe for shares under the 2014 Share Incentive Plan for the duration of such plan.

Acquisition of own shares

The Company may acquire its own fully paid shares at any time for nil consideration (om niet). Furthermore, subject to certain provisions of Dutch law and the Articles of Association, the Company may acquire fully paid shares in the Company’s own capital, within the limits set by Dutch law.

Unless for nil consideration, shares may only be acquired subject to a resolution of the Management Board, and which is approved by the Supervisory Board, and authorized by the General Meeting of Shareholders. Such authorization from the General Meeting of Shareholders for the acquisition of the Company’s shares shall specify the number of shares that may be acquired, the manner in which these shares may be acquired and the price range within which shares may be acquired. Such authorization shall be valid for no more than 18 months. On June 11, 2014, the General Meeting of Shareholders furthermore authorized the Management Board to acquire a maximum of ten percent of the Company’s issued ordinary shares for a period ending of 18 months with effect from June 11, 2014 at a price between: (i) a maximum purchase price of 110% of the weighted average closing price of the Company’s shares in the last 30 trading days; and (ii) the nominal value of the shares.

No authorization from the General Meeting of Shareholders is required for the acquisition of fully paid shares for the purpose of transferring these shares to employees under a scheme applicable to such employees. Any shares the Company held in its own capital may not be voted or counted for voting quorum purposes.

Reduction of share capital

Subject to Dutch law, the General Meeting of Shareholders may resolve to reduce the Company’s issued and outstanding share capital by (i) amending the Articles of Association to reduce the nominal value of the shares or (ii) canceling:

•            shares which the Company holds itself in the Company’s share capital, or

•            all issued shares against repayment of the amount paid-up on those shares.

Dividends and other distributions

The Management Board may, subject to the approval of the Supervisory Board, determine which part of the profits shall be reserved. The part of the profit remaining after reservation shall be distributed as a dividend on the shares.

Under the Articles of Association, the Company may only make a distribution of dividends to the Company’s shareholders after adoption of the Company’s annual accounts demonstrating that such distribution is legally permitted. With the approval of the Supervisory Board, with due observance of applicable law, the Management Board may declare an interim dividend on the shares.

The General Meeting of Shareholders may, at the proposal of the Management Board, which proposal is subject to approval by the Supervisory Board, resolve that a distribution of dividends on the shares shall not be paid in whole or in part in cash, but in shares. Each of the Company’s shares entitled its holder to equal ranking rights to dividends and other distributions.

D             Consolidated Financial Statements of uniQure N.V. for the year ended December 31, 2015

uniQure  N.V.

Consolidated Statement of Financial Position

(€ in thousands)

	Note	December 31, 2014	December 31, 2015
Non-current assets
Goodwill	2, 5, 6	1,342	442
Intangible assets other than Goodwill	5, 6	16,368	7,209
Property, plant and equipment	7	19,667	23,820
Other non-current assets	8	1,022	1,142
Total non-current assets		38,399	32,613
Current assets
Receivables from related parties	9	2,426	3,792
Trade and other receivables	9	1,542	1,730
Inventories	10	200	435
Cash and cash equivalents	11	53,219	203,532
Total current assets		57,387	209,489
Total assets		95,786	242,102
Equity
Share capital		905	1,216
Share premium		206,111	344,803
Other reserves		17,149	26,026
Accumulated deficit		(181,081)	(253,888)
Total equity	12	43,084	118,157
Liabilities
Non-current liabilities
Borrowings	14	16,418	13,434
Derivative financial instruments- related parties	14	—	530
Financial lease liabilities	15	134	—
Deferred rent	27	5,658	5,737
Deferred revenue	17	15,387	75,852
Deferred tax liabilities	5, 23	1,379	—
Contingent considerations	5	1,454	2,687
Total non-current liabilities		40,430	98,240
Current liabilities
Trade and other payables	15, 16	9,617	12,547
Derivative financial instruments - related parties	14	645	992
Borrowings	14	—	5,124
Borrowings - derivative	14	207	238
Deferred rent	27	475	579
Deferred revenue	17	1,328	6,225
Provisions	30	—	1,327
Total current liabilities		12,272	25,705
Total liabilities		52,702	123,945
Total equity and liabilities		95,786	242,102

The notes are an integral part of these Consolidated Financial Statements.

uniQure N.V.

Consolidated Statements of Comprehensive Loss

(€ in thousands, except share and per share data)

	NOTE	2013	Twelve months ended December 31, 2014	2015
License revenues	17	440	883	2,854
Collaboration revenues	17	2,503	3,802	6,271
Product sales	17	—	—	300
Total revenues		2,943	4,685	9,425
Cost of goods sold	18	(800)	—	(584)
Other income	21	585	773	708
Research and development expenses	18, 19	(13,182)	(33,932)	(46,781)
Selling, general and administrative expenses	18, 20	(11,628)	(11,167)	(19,317)
Impairment of intangible assets	6	—	—	(11,640)
Other gains / losses, net	30	(453)	5,807	(1,575)
Total operating costs		(25,478)	(38,519)	(79,189)
Operating result		(22,535)	(33,834)	(69,764)
Finance income		102	254	549
Finance expense	22	(4,387)	(3,460)	(4,023)
Finance income/(expense)—net		(4,285)	(3,206)	(3,474)
Result before corporate income tax		(26,820)	(37,040)	(73,238)
Corporate income taxes	23	—	—	431
Net loss		(26,820)	(37,040)	(72,807)
Items that may be subsequently reclassified to profit or loss
Currency translation differences on foreign operations		12	1,149	1,250
Other comprehensive income/(loss)	24	12	1,149	1,250
Total comprehensive loss		(26,808)	(35,891)	(71,557)
Loss per share attributable to the equity holders of the Company during the year:
Basic and diluted loss per share	25	(2.48)	(2.16)	(3.30)

The notes are an integral part of these Consolidated Financial Statements.

uniQure  N.V.

Consolidated Statements of Changes in (Deficit)/Equity

(€ in thousands)

		Total Share Capital	Share Premium	Other Reserves	Accumulated Deficit	Total Equity/Deficit
Balance at January 1, 2013		483	114,795	1,508	(117,234)	(448)
Result for the period		—	—	—	(26,820)	(26,820)
Other comprehensive income/(loss)	12	—	—	—	12	12
Total comprehensive loss		—	—	—	(26,808)	(26,808)
Capital contributions	12, 14	127	27,664	—	—	27,791
Result on conversion of loan	14	—	—	3,005	—	3,005
Share based payment/expense	13	—	—	2,023	—	2,023
Balance at December 31, 2013		610	142,459	6,536	(144,041)	5,564
Result for the period		—	—	—	(37,040)	(37,040)
Other comprehensive income		—	—	1,149	—	1,149
Total comprehensive loss		—	—	1,149	(37,040)	(35,891)
Capital contributions	12	295	64,320	—	—	64,615
Share issuance costs		—	(668)	—	—	(668)
Share based payment/expense	13	—	—	9,464	—	9,464
Balance at December 31, 2014	12	905	206,111	17,149	(181,081)	43,084
Result for the period		—	—	—	(72,807)	(72,807)
Other comprehensive income	24	—	—	1,250	—	1,250
Total comprehensive loss		—	—	1,250	(72,807)	(71,557)
Capital contributions	12	311	139,304	—	—	139,615
Share issuance costs		—	(612)	—	—	(612)
Share based payment/expense	13	—	—	7,627	—	7,627
Balance at December 31, 2015	12	1,216	344,803	26,026	(253,888)	118,157

The notes are an integral part of these Consolidated Financial Statements

uniQure  N.V.

Consolidated Statements of Cash Flows

(€ in thousands)

		Years ended December 31,
	Note	2013	2014	2015
Net loss		(26,820)	(37,040)	(72,807)
Adjustments for:
Depreciation	7	535	1,539	3,982
Amortization on intangibles assets	6	—	—	460
Impairment of intangible assets	6	—	—	11,640
Change in deferred tax liability	23	—	—	(479)
Lease incentive	27	134	5,452	183
Loss/(gain) on derivatives	14	3,446	(87)	(440)
Loss/(gain) on foreign exchanges	14	49	(4,692)	1,332
Changes in contingent consideration		—	153	1,232
Share-based expenses	13	2,023	9,464	7,627
Changes in other non-current assets		(923)	—	—
Changes in trade and other receivables		(1,439)	(952)	(1,554)
Movement in inventories		(865)	664	(235)
Changes in other current liabilities and provisions	30	3,655	1,540	128
Changes in deferred revenue	17	16,958	(242)	65,361
Intial recognition of warrants	3	—	—	2,622
Cash (used in) / generated by operations		(3,247)	(24,201)	19,052
Interest paid		(889)	(1,224)	(1,878)
Net cash (used in) / generated by operating activities		(4,136)	(25,425)	17,174
Cash flow from investing activities
Purchases of property, plant and equipment	7	(1,336)	(15,769)	(5,671)
Purchases of intangible assets	6	(4,652)	(3,367)	(2,940)
Interest received		17	148	91
Acquisition of businesses	5	—	(1,463)	—
Net cash used in investing activities		(5,971)	(20,451)	(8,520)
Cash flow from financing activities
Proceeds from shares issued	12	14,294	63,097	138,342
Share issuance cost	12	—	(668)	(612)
Convertible loans drawn down	14	11,999	—	—
Proceeds from Borrowings	14	7,492	7,184	—
Payments of finance lease	16	(143)	(156)	(168)
Net cash generated from financing activities		33,642	69,457	137,562
Net increase in cash, cash equivalents and bank overdrafts		23,535	23,581	146,216
Currency effect cash and cash equivalents		12	5,828	4,097
Cash, cash equivalents and bank overdrafts at beginning of the		263	23,810	53,219
Cash, cash equivalents and bank overdrafts at end of the period		23,810	53,219	203,532

The notes are an integral part of these Consolidated Financial Statements.

1.                                      General information

uniQure N.V.

uniQure N.V. (“uniQure” or the “Group”) is a biopharmaceutical company, incorporated and domiciled in the Netherlands, with its headquarters at Meibergdreef 61, 1105 BA, Amsterdam. The Group is a leader in the field of gene therapy, with the first product to receive regulatory approval in the European Union and with multiple collaborations designed to accelerate the development of a pipeline of additional product candidates. The Group was incorporated in January 2012 to acquire and continue the gene therapy business (“AMT Business”) of Amsterdam Molecular Therapeutics (AMT) Holding N.V. (“AMT”) and its subsidiaries. Unless the context indicates otherwise, all references to “uniQure” or the “Group” refer to uniQure and its consolidated subsidiaries.

Formation of uniQure and combination with the AMT Business on April 5, 2012

On February 17, 2012, AMT announced that it had entered into a conditional agreement with the newly created entity, uniQure, under which AMT agreed to transfer its entire interest in the AMT Business. uniQure was a newly formed company that issued equity shares to the existing shareholders of AMT in exchange for the transfer of the AMT Business, such that there was no change in the substance of the reporting entity.

The proposed transaction between uniQure and AMT was approved at a meeting of AMT shareholders on March 30, 2012 and completed on April 5, 2012.

On April 5, 2012, uniQure raised €6.0 million through an issue to Forbion of 1,954,395 newly-issued class A ordinary shares at a price of €3.07 per share.

uniQure capital structure following the transactions on April 5, 2012

On January 20, 2014, the shareholders of uniQure approved, and on January 21, 2014 the supervisory board of the Group confirmed, a 5-for-1 consolidation of shares, which had the effect of a reverse share split, that became effective on January 31, 2014. All share, per-share and related information presented in these Consolidated Financial Statements and accompanying Notes thereto have been retroactively adjusted, where applicable, to reflect the impact of the reverse share split.

On January 20, 2014, the shareholders of uniQure approved the conversion of uniQure from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands into a public company with limited liability (naamloze vennootschap), and changed its legal name from uniQure B.V. to uniQure N.V., and reclassified its class A, B and C ordinary shares as ordinary shares.

uniQure listing on Nasdaq on February 5, 2014 and follow-on capital offering on April 15, 2015

On February 5, 2014, uniQure successfully completed its initial public offering (IPO), placing 5,400,000 shares at $17.00 per share, raising total gross proceeds of $91,800,000 (€67,300,000) and net proceeds of $85,400,000 (€62,621,000) after commissions but before expenses.

On April 15, 2015, uniQure announced the closing of a follow-on public offering of 3,000,000 ordinary shares at a price to the public of $29.50 per ordinary share. After deducting underwriting discounts but before share issuance expenses, the net proceeds of the follow-on public offering were $83.2 million (€78.5 million). The securities were offered pursuant to a shelf registration statement on Form F-3 filed with the Securities Exchange Commission (the “SEC”) on March 3, 2015 and declared effective on March 13, 2015.

Organizational structure of the uniQure Group

uniQure N.V. is the ultimate parent of the following group of entities:

Company name
uniQure biopharma B.V.
uniQure IP B.V.
uniQure Manufacturing B.V.
uniQure Assay Development B.V.
uniQure Research B.V.
uniQure non clinical B.V.
uniQure QA B.V.
uniQure Process Development B.V.
uniQure clinical B.V.
Stichting Participatieregeling AMT(1)
uniQure Inc.
uniQure GmbH(2)

(1)                      Stichting Participatieregeling AMT is a trust, not a company, but met the conditions for consolidation within uniQure’s Consolidated Financial Statements. Stichting ParticipatieregelingAMT was established to facilitate AMT’s employee incentive schemes for the period up to 2010.

(2)                      In July 2014 the Group acquired InoCard GmbH, renamed to uniQure GmbH in August 2014.

Other matters

On April 6, 2015, the Group entered into agreements with Bristol Myers Squibb (“BMS”), which provide BMS exclusive access to uniQure’s gene therapy technology platform for multiple targets in cardiovascular and other target-specific disease areas. The collaboration includes the Group’s proprietary S100A1 gene therapy program in congestive heart failure. In addition, the Group will collaborate with BMS on up to nine additional gene therapy targets addressing a broad range of cardiovascular and other target-specific disease areas. uniQure will be responsible for discovery, preclinical development, and chemistry, manufacturing and controls (CMC), and will provide BMS its vector technologies and access to its industrial, proprietary insect-cell based manufacturing platform. uniQure will be responsible for CMC portions of regulatory filings, and will co-operate with BMS in the preparation of all regulatory materials and interactions with regulatory authorities. BMS will be responsible for clinical development and all commercial activities across all programs.

The financial terms consist of payments to uniQure of up to $140.4 million (€128.1 million) comprising upfront payments target designation fees and the issuance of shares. $50 million (€45.0 million) in upfront payments were received upon effectiveness of the licensing and collaboration transaction in May 2015. An additional $15million (€13.7 million) payment was received on July 31, 2015 upon designation of three additional collaboration targets by BMS. An additional $75.4 million (€69.4 million) were received from issuing shares above fair value (see notes 4.1 and 12).

The parties have also agreed to enter into a supply contract, under which uniQure will undertake the manufacturing of all gene therapy products under the collaboration. The Group will also be eligible to receive research, development and regulatory milestone payments, including up to $254 million for the lead S100A1 therapeutic and up to $217 million for each other gene therapy product potentially developed under the collaboration, as well as net sales based milestone payments and tiered single to double-digit royalties on product sales. The research and development milestones will be paid when advancing from one phase of the (pre-) clinical research and development phase to the next phase as well as on obtaining certain regulatory approvals.

In addition, pursuant to the collaboration agreements, in June 2015 BMS purchased 1,112,319 of the Group’s ordinary shares for aggregate consideration of $37.6 million (€33.4 million). Immediately after the issuance, BMS owned 4.9% of the Group’s outstanding ordinary shares.

On August 7, 2015, the Group issued an additional 1,275,789 of its ordinary shares to BMS for aggregate consideration of $37.9 million (€34.7 million) (see note 4.1 regarding BMS warrants). Immediately after the issuance, BMS owned 9.9% of the Group’s outstanding ordinary shares.

The Group’s business is not subject to seasonal influences.

On March 31, 2016, the Supervisory Board authorized the Group’s Consolidated Financial Statements for issue on form 20-F with the SEC, which were filed on April 4, 2016. On April 5, 2016 the Group was notified of a partial award in its arbitration case with Extera (see note 30). The Group provided for the cost of the Extera arbitration case in this set of Consolidated Financial Statements, prepared to meet statutory requirements in the Netherlands. This set of Consolidated Financial Statements was authorized for issue by the Supervisory Board on May 2, 2016.

2.                                      Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1                               Basis of Preparation

The Consolidated Financial Statements of uniQure have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Union.

The Consolidated Financial Statements have been prepared under the historical cost convention, except for derivative instruments, contingent consideration and cash and cash equivalents, which are recorded at fair value through profit or loss.

The Consolidated Financial Statements are presented in the Group’s presentation currency Euro, except where otherwise indicated.

The Consolidated Financial Statements have been prepared on a going concern basis based on the Group’s cash and cash equivalents as at December 31, 2015 and the Group’s budgeted cash flows for the twelve months following the signature date of these Financial Statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying uniQure’s accounting policies. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

2.2 Correction of error, accounting policies and other

(a)                                 Correction of error

In the course of preparing the 2015 Consolidated Financial Statements, the Group identified an error related to the purchase accounting for the InoCard business acquired on July 31, 2014 (see note 5). The Group did not recognize a €0.9 million deferred tax asset originating from a pre-acquisition hidden contribution by InoCard’s former shareholders to the acquired business. Recognition in 2014 would have reduced the goodwill recognized in this business combination by €0.9 million but would not have impacted the net result or cash flows for the twelve-month period ended December 31, 2014. The Group corrected this immaterial error in the Consolidated Statement of Financial Position as of December 31, 2015 by reducing both goodwill and the net deferred tax liability for an amount of €0.9 million.

(b)                                 Accounting policies

The accounting policies adopted are consistent with those of the previous financial year.

(c)                                  Other

Upon the initiation of the commercialization of Glybera in September 2015, the Group began to amortize certain related intangibles assets over their useful lives (being the shorter of thirteen years and the patent period) using a straight-line methodology. The thirteen-year period approximates the projected commercialization period. Annual amortization expense is expected to be €0.3 million and will be presented as cost of goods sold in the Group’s Consolidated Statement of Comprehensive Loss.

In September 2015, the Group also began amortizing licenses utilized for all our research and development programs (including Glybera). The intangible assets will be amortized on a straight-line basis over the life of the related patents of approximately four to seven years. Annual amortization expenses of €0.4 million will be presented in research and development cost.

As part of the Group’s acquisition of InoCard in July 2014, the Group acquired in-process research and development (IPR&D) that it considered to be an indefinite life intangible asset. In conjunction with the commencement of the BMS collaboration in the second quarter of 2015, the Group began amortizing, on a straight-line basis, the IPR&D over the 19-year period it will be used in the BMS collaboration. The annual amortization expense is expected to be €0.2 million and will be presented as cost of goods sold in the Group’s Consolidated Statement of Comprehensive Loss.

During the second quarter of 2015 the Group changed the valuation model used to determine the fair value of the granted employee share options. Previously the Group used the Black-Scholes model. Starting in the second quarter of 2015, the Group applied the Hull-White valuation model. Both models determine the value of an option based on several input parameters: the value of the underlying asset, the exercise price, the expected volatility, the risk-free rate, dividend yield and the time to maturity. The Hull-White model introduces an additional key input parameter, the stock-to-exercise multiple, which reflects the tendency for plan participants to exercise their vested options when the share price reaches a specified multiple of the exercise price. Given the characteristics of the Group’s employee share options and the potential for early exercise, the Group believes the Hull-White model is a more appropriate construct to value its employee share options. The impact of this change starting from the second quarter in 2015 is immaterial.

(c)                                  New and amended standards adopted by the Group

The following standards and amendments to standards became effective for annual periods on January 1, 2015 and have been adopted by the Group in the preparation of the Consolidated Financial Statements:

IAS 19	Defined Benefit Plans; Employee Contributions
Improvements to 2010-2012 cycle	Amendments to IFRS2, IFRS3, IFRS8, IAS 16 and IAS 24
Improvements to 2011-2013 cycle	Amendments to IFRS3, IFRS13, IAS 40

Annual Improvements 2010-2012 Cycle

In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 has no impact on the Group.

Annual Improvements 2011-2013 Cycle

In the 2011-2013 annual improvements cycle, the IASB issued four amendments to four standards. This included an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards, which has no impact on the Group since the Group is an existing IFRS preparer.

The adoption of these new standards and amendments did not materially impact the Group’s financial position or results of operations. Other standards, amendments and interpretations which are effective for the financial year beginning on January 1, 2015 are not material to the Group.

(d)                                 New and amended standards not yet adopted by the Group

IFRS 9	Financial Instruments
IFRS 10, 12 and IAS 28	Amended / Investment Entities; Applying the Consolidation Exception
Amended / Sale or Distribution of Assets between Investor and its Associate or JV
IFRS 11	Amended / Accounting for Acquisitions of Interests in Joint Operations
IFRS 14	Regulatory Deferral Accounts
IFRS 15	Revenue from Contracts With Customers
IAS 1	Amended / Disclosure Initiative
IAS 16 and 38	Amended / Clarification of Acceptable methods of Depreciation and Amortization
IAS 16 and 41	Amended / Agriculture / Bearer Plants
IAS 27	Amended / Equity Method in Separate Financial Statements
Improvements to 2012-2014 cycle	Amendments to IFRS5, IFRS7, IAS 19 and IAS 34
IFRS 16	Leases

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2016, and have not been applied in preparing these Consolidated Financial Statements. None of these is expected to have a significant effect on the Consolidated Financial Statements of the Group except the following set out below:

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through Other Comprehensive Income and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive Income not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually uses for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Group is still assessing the impact that the adoption of this new standard will have on its consolidated financial statements.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Group is still assessing the impact that the adoption of this new standard will have on its consolidated financial statements.

IFRS 16, ‘Leases’, establishes a new lease accounting model that eliminates the classification of leases as either operating leases or finance leases as required by IAS 17. Under the new model, a lessee is required to recognize: (a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the Statement of Comprehensive Loss. The standard is effective for annual periods beginning on or after January 1, 2019 and earlier application is permitted subject to simultaneous earlier adoption of IFRS 15. The Group is still assessing the impact that the adoption of this new standard will have on its consolidated financial statements. There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

2.3                               Consolidation

The Consolidated Financial Statements comprise the financial statements of the Group and its subsidiaries as at December 31, 2015, 2014 and 2013. Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income and expenses on transactions between uniQure companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.4                               Business combinations

The Group applies the acquisition method to account for business combinations regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred and included in administrative expenses.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized in profit or loss. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

2.5                               Current versus non-current classification

The Group presents assets and liabilities in the Statement of Financial Position based on current/non-current classification. An asset is current when it is:

•                  expected to be realized or intended to be sold or consumed in normal operating cycle;

•                  held primarily for the purpose of trading;

•                  expected to be realized within twelve months after the reporting period; or

•                  cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when it is:

•                  expected to be settled in normal operating cycle;

•                  held primarily for the purpose of trading;

•                  due to be settled within twelve months after the reporting period; or

•                  not possible to defer the settlement of the liability by exercise of an unconditional right for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.6                               Fair value measurement

The Group measures financial instruments such as derivatives, and non-financial assets at fair value at each reporting date. Fair value related disclosures for financial instruments and non-financial assets that are measured at fair value or where fair values are disclosed are summarized in Note 3.3.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

2.7                               Foreign currency translation

(a)                                 Functional and presentation currency

Items included in the financial statements of each of uniQure’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”) which historically in all cases except uniQure Inc (US $) has been the Euro. The Consolidated Financial Statements are presented in Euro, which is the Group’s functional and presentation currency.

(b)                                 Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented within ‘Finance income’ or ‘Finance expenses’ while all other foreign exchange gains and losses are presented within ‘Other losses—net’ on the Consolidated Statement of Comprehensive Income.

c)                                      Group companies

On consolidation, the assets and liabilities of foreign operations are translated into Euro at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in Other Comprehensive income. As the intercompany funding of the Group’s Lexington operations is neither planned nor likely to be settled in the foreseeable future, the associated foreign exchange effect is presented as Other Comprehensive Income in the Other Reserves section of the Group’s equity.  On disposal of a foreign operation, the component of Other Comprehensive Income relating to that particular foreign operation is recognized in profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate of exchange at the reporting date.

2.8                               Segment reporting

Operating segments are identified on the basis of whether the allocation of resources and/or the assessment of performance of a particular component of uniQure’s activities are regularly reviewed by uniQure’s chief operating decision maker as a separate operating segment. The Management Board is identified as the chief operating decision maker, and reviews the consolidated operating results regularly to make decisions about the resources and to assess overall performance. The Management Board regularly reviews total cash operating expenditures by departmental area (CEO, CFO, COO, CMO and CSO).  The activities of uniQure are considered to be one segment, which comprises the discovery, development and commercialization of innovative gene therapies and the segmental analysis is the same as the analysis for uniQure as a whole.

2.9                               Notes to the Consolidated Cash Flow Statement

The Consolidated Statement of Cash Flows has been prepared using the indirect method. The cash disclosed in the Consolidated Statement of Cash Flows is comprised of cash and cash equivalents. Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash flows denominated in foreign currencies have been translated at the average exchange rates. Exchange differences, if any, affecting cash items are shown separately in the cash flow statement. Interest paid and received, dividends received and income tax are included in the cash from operating activities.

Further details are set out in Note 11 below.

2.10                        Intangible Assets

(a)                                 Licenses

Acquired patents have a definite useful life and are carried at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method to allocate the cost of licenses over their estimated useful lives (generally 20 years unless a license expires prior to that date). Amortization begins when an asset is available for use.

(b)                                 Research and development

Research expenditures are recognized as expenses as incurred. Costs incurred on development projects are recognized as intangible assets as of the date that it can be established that it is probable that future economic benefits are attributable to the asset will flow to the Group, considering the asset’s commercial and technological feasibility. This generally occurs when a filing is made for regulatory approval for commercial production, and when costs can be measured reliably.

c)                                      Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the Statement of Comprehensive Loss.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the CGU containing the goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognized immediately as an expense and is not subsequently reversed.

d)                                     In-process research & development

In-process research and development (“IPR&D”) represents the fair value assigned to incomplete research projects that the Group acquires through business combinations which, at the time of acquisition, have not reached technical feasibility. The amounts are capitalized and are accounted for as indefinite-lived intangible assets, subject to impairment testing until completion, abandonment of the projects or when the research findings are commercialized through a revenue generating project. Upon successful completion or commercialization of a project, uniQure will make a determination as to the then useful life of the intangible asset, generally determined by the period in which the substantial majority of the cash flows are expected to be generated, and begin amortization. In case of abandonment the asset will be impaired.

2.11                        Property, plant and equipment

Property, plant and equipment comprise mainly laboratory equipment, leasehold improvements, furniture and computer hardware/software. All property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to uniQure and the cost of the item can be measured reliably. All other repairs and maintenance charges are expensed in the period in which such charges are incurred.

Depreciation is calculated using the straight-line method to allocate the cost of the assets to their residual values over their estimated useful lives. Property, plant and equipment are depreciated as follows:

•                  Leasehold improvements periods between 5 - 15 years

•                  Laboratory equipment periods between 5 - 10 years

•                  Computer hardware/software 3 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount and are recognized in the profit and loss.

Operating leases and financial leases are described further in Note 2.28 below.

2.12                        Impairment of non-financial assets

Assets that are not subject to amortization (whether or not they are ready for use) are tested annually or more frequently if impairment indicators exist. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (i.e., cash-generating units or CGU).

In prior years, the uniQure group was considered as one cash-generating unit, as all material assets were used in the development of gene therapies and management regularly reviewed all activities of the group as a single component (the “Corporate CGU”). As triggered by the commercialization of Glybera in September 2015, assets related to Glybera are considered as a separate cash-generating unit (the “Glybera CGU”). The Glybera CGU includes the capitalized development cost and the related Xenon and AmpliPhi licenses. The value-in-use method was used in performing the impairment test of the Glybera CGU in 2015. Refer to note 6 for a discussion regarding the impairment charge recorded in 2015. The goodwill recognized during the 2014 acquisition of Innocard is not related to the Glybera product, and therefore it remained within the Corporate CGU and was not allocated to the Glybera CGU.

The impairment review methodology for the Corporate CGU is based on the fair value less cost of disposal concept. In this concept uniQure compares the enterprise value (calculated by multiplying the outstanding shares as per the valuation date by the price of an ordinary share) plus the Group’s debt and less the Group’s cash, with the carrying amount of the cash-generating unit. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that have been previously impaired are reviewed for possible reversal of the impairment at each subsequent reporting date.

2.13                        Financial instruments — initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

a) Financial assets, initial recognition and measurement

All financial assets, such as receivables and deposits, are recognized initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

The Group assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred ‘loss event’), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

b) Financial liabilities, initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts, financial guarantee contracts and derivative financial instruments.

c) Subsequent measurement

The measurement of financial liabilities depends on their classification. Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

d) Contingent consideration

As part of existing and future purchase agreements and following a purchase price allocation, the Group could present amounts of contingent consideration. These amounts will be reviewed at any reporting cycle and any changes to the fair value of the contingent consideration will be recognized in the Consolidated Statement of Comprehensive Loss.

2.14                        Financial assets and liabilities

Financial assets and financial liabilities are included in uniQure’s Statement of Financial Position when uniQure becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Non-derivative financial instruments

Cash and cash equivalents

Cash and cash equivalents include bank balances, demand deposits and other short-term, highly liquid investments (with less than three months to maturity) that are readily convertible into a known amount of cash and are subject to an insignificant risk of fluctuations in value.

Trade receivables

Trade receivables are amounts due from customers for license fee payments, services performed in the ordinary course of business and sale of goods. If collection is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment, if any.

Financial liabilities and equity

Financial liabilities and equity instruments issued by uniQure are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of uniQure after deducting all its liabilities. The accounting policies adopted for specific financial liabilities and equity instruments are set out below.

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities. Trade payables are measured at fair value.

Equity instruments

Equity instruments issued by uniQure are recorded at the proceeds received. Direct issuance costs are processed as a deduction to equity.

Derivative financial instruments

uniQure does not have a policy of engaging in speculative transactions, nor does it issue or hold financial instruments for trading purposes.

uniQure had entered into various financing arrangements with its shareholders prior to its initial public offering, including convertible loans. These convertible loans each included embedded financial derivative elements (being the right to acquire equity in the Group at a future date for a pre-determined price). Therefore, while uniQure does not engage in speculative trading of derivative financial instruments, it may hold such instruments from time to time as part of its financing arrangements.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss is recognized in the Consolidated Statement of Comprehensive Loss, as the Group currently does not apply hedge accounting.

2.15                        Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

2.16                        Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

2.17                        Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.18                        Equity

The Group classifies an instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

An instrument is classified as a financial liability when it is either (i) a contractual obligation to deliver cash or another financial asset to another entity; or (ii) a contract that will or may be settled in the Group’s own equity instruments and is a non-derivative for which the Group is or may be obliged to deliver a variable number of the Group’s own equity instruments or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Group’s own equity instruments.

Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

An equity instrument is defined as any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. An instrument is an equity instrument only if the issuer has an unconditional right to avoid settlement in cash or another financial asset.

Ordinary shares

Ordinary shares are classified as equity.

Convertible loan

Where the Group issues convertible loans that do not have the unconditional right to avoid delivering cash or a variable number of shares to settle obligations towards loan note holders, the Group accounts for such loan notes as containing an element that would qualify as a financial liability. Convertible loans are split into a debt component and a separate conversion option component. The conversion option is recognized initially at fair value, based on a probability-weighted scenario analysis. The debt component is the residual amount after deducting from the fair value of the loan as a whole (i.e., the issuance proceeds) the amount separately determined for the conversion option component. The debt component is subsequently carried at amortized cost using the effective interest rate method. When estimates regarding the amount or timing of payments required to settle the obligation change, then the carrying amount of the financial liability is adjusted to reflect actual and revised estimated cash flows. The carrying amount is recalculated by computing the present value of estimated future cash flows at the financial instrument’s original effective interest rate. Such adjustments are recognized as income or expense in the income statement. Any incremental costs of the loan are deducted from the carrying amount and are amortized over the term of the convertible loan under the effective interest rate method.

The conversion option is classified as a liability if it may be settled by either party other than by the exchange of a fixed amount of cash for a fixed number of the entity’s own equity instruments. In that case, the conversion option is carried at fair value with changes in fair value recorded in the income statement. If the conversion option qualifies as an equity instrument, it is recognized in equity on issue date and not re-measured.

2.19                        Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit and loss over the period of the borrowings using the effective interest rate method.

2.20                        Deferred corporate income taxes

To the extent that any tax expense would arise, it would comprise current and deferred tax. Tax effects are recognized in profit and loss, except to the extent that they relate to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The Group’s management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.21                        Employee benefits

(a)                                 Pension obligations

uniQure operates a defined contribution pension plan for all employees at its Amsterdam facility in the Netherlands, which is funded by the Group through payments to an insurance company. uniQure has no legal or constructive obligation to pay further contributions if the plan does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

uniQure operates a qualified 401(k) Plan for all employees at its Lexington facility in the USA.  The uniQure, Inc. 401(k) Plan is an employee contribution plan only, and there are no employer contributions currently being made.  The uniQure Inc. 401(k) Plan offers both a before tax and after tax (Roth) component, which are subject to IRS statutory limits for each calendar year.

(b)                                 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

(c)                                  Bonus plans

The Group recognizes a liability and an expense for bonus plans if contractually obligated or if there is a past practice that has created a constructive obligation.

2.22                        Share-based compensation

uniQure share option plans

The Group operates two share-based payment plans (2012 Plan and 2014 Plan), that both are equity settled share option plans under which options have been granted in 2012 and 2013 (2012 Plan) and in 2014 and 2015 (2014 Plan). The 2014 Option Plan enables various awards such as the granting of options and Restricted Stock Units (RSU’s).

The fair value of services received in exchange for the grant of options is recognized as an expense, with a corresponding adjustment to a reserve in equity. The total amount to be expensed over the vesting period, if any, is determined by reference to the fair value of the options granted and based on the share price at grant and the vesting conditions. For the equity-settled option plan, the fair value is determined at the grant date. For share-based payments that do not vest until the employees have completed a specified period of service, uniQure recognizes the services received as the employees render service during that period. For the allocation of the expenses to be recognized, the Group treats each installment of a graded vesting award as a separate share option grant. The share options’ vesting period, under the 2012 Plan is as follows: 33.33% vests after one year from the initial vesting date and the remaining 66.66% vests daily on a straight-line pro rata basis over years two and three. Under the 2014 Plan, in principle the first 25 % vests after one year from the initial grant date and the remainder vests in equal quarterly installments, straight line over years two, three and four.

In January 2014 the Group entered into a collaboration and license agreement with 4D Molecular Therapeutics, or 4D, to discover and optimize AAV vectors. In consideration of the collaboration the Group granted options to the shareholders of 4D to purchase an aggregate of 609,744 ordinary shares in connection, and will recognize resulting share-based payment expense over three years (4D Option Plan). The total amount to be expensed over the vesting period, if any, is determined by reference to the fair value of the options granted.

Restricted stock units (RSU’s)

Under the 2014 Incentive Plan the Group granted in October 2014 RSU’s to the former CEO. All of these RSU’s vested in March 2016. The fair value of this grant on the date of grant has been recognized on a straight-line basis in expense over the period from initial grant through to the vesting date, with a corresponding adjustment to equity.

At each reporting date, the Group revises its estimates of the number of RSU’s that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the Consolidated Statement of Comprehensive Loss and a corresponding adjustment to equity.

2.23                        Provisions

Provisions are recognized when uniQure has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can been reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2.24                        Revenues

Revenues comprise the fair value of the consideration received or receivable for the sale of licenses, services and goods in the ordinary course of the Group’s activities. Revenues are shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below.

License revenues

License revenues consist of upfront payments and milestone payments.

(a)                                 Upfront payments

Revenues from non-refundable, up-front payments are initially reported as deferred revenue on the Consolidated Statement of Financial Position and are recognized as revenue over the period of the development, commercialization, collaboration or the manufacturing obligation.

(b)                                 Milestone payments

Sales related milestone payments will be recognized in full in the period in which the relevant milestone is achieved.

Collaboration revenues

Collaboration revenues consist of revenues generated from collaborative research and development arrangements. Such agreements may consist of multiple elements and provide for varying consideration terms, such as up-front, milestone and similar payments which require significant analysis in order to determine the appropriate method of revenue recognition. Where such arrangements can be divided into separate units of accounting (each unit constituting a separate earnings process), the arrangement consideration is allocated to the different units based on their relative fair values and recognized over the respective performance period.

Where the arrangement cannot be divided into separate units, the individual deliverables are combined as a single unit of accounting and the total arrangement consideration is recognized over the estimated collaboration period.

2.25                        Other income

uniQure’s other income comprises certain subsidies that support uniQure’s research efforts in defined research and development projects. These subsidies generally provide for reimbursement of approved costs incurred as defined in various grants. Government grants relating to costs are deferred and recognized in profit and loss over the period necessary to match them with the costs that they are intended to compensate.

2.26                        Government grants

The Group receives certain government and regional grants that support its research efforts in defined projects. These grants generally provide for reimbursement of approved costs incurred as defined in the respective grants. Income in respect of grants includes contributions towards the costs of research and development. Income is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectability of the receivable is reasonably assured.

Government and regional grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs they are intended to compensate. When the cash in relation to recognized government or regional grants is not yet received the amount is included as a receivable on the Consolidated Statement of Financial Position.

Where the grant income is directly related to the specific items of expenditure incurred, the income will be netted against such expenditure. Where the grant income is not a specific reimbursement of expenditure incurred, the Group includes such income under ‘Other income’ in the Consolidated Statement of Comprehensive Loss.

Grants or investment credits may be repayable if uniQure successfully commercializes a relevant program that was funded in whole or in part by the grant or investment credit within a particular timeframe. Prior to successful commercialization, uniQure does not make any provision for repayment.

2.27                        Recognition of research and development expenses

Research expenditures are recognized as expenses when incurred. Development expenditures are expensed as incurred except when certain criteria for capitalization as intangible assets are met (Note 2.10). At each reporting date, the Group estimates the level of service performed by the vendors and the associated cost incurred for the services performed.

2.28                        Leases

(a)                                 Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are accounted for as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(b)                                 Finance leases

The Group leases certain laboratory equipment and office equipment. Leases for leasehold improvements and equipment where the Group bears substantially all the risks and rewards of ownership are accounted for as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property or the present value of the minimum lease payments.

Each finance lease payment is allocated between the liability and finance charges in order to achieve a constant rate on the finance balance outstanding. The finance balances, net of finance charges, are included in other long- term payables. The interest element of the finance cost is charged to profit and loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The laboratory and office equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

2.29                        Dividend distributions

Dividend distributions to the Group’s shareholders are recognized as a liability in uniQure’s Consolidated Statement of Financial Position in the period in which the dividends are approved by the Group’s shareholders. To date uniQure has not paid dividends.

3.                                      Financial Risk Management

3.1                               Financial Risk Factors

uniQure’s activities have exposed it to a variety of financial risks: market risk (including currency risk, price risk, and cash flow and fair value interest rate risk), credit risk, and liquidity risk. uniQure’s overall risk management program is focused on preservation of capital and the unpredictability of financial markets and has sought to minimize potential adverse effects on uniQure’s financial performance and position.

Financial risk management is carried out by the finance department. The finance department identifies and evaluates financial risks and hedges these risks if deemed appropriate. The Group has continued to strengthen the finance department which is responsible for financial risk management, through the appointment of additional senior personnel. A new CFO joined the Group on January 1, 2015. There have been no material changes in the Group’s financial risk management policies since December 31, 2014.

(a)                                 Market Risk

(i)                                    Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euro and to a lesser extent to the British Pound. Foreign exchange risk arises as the Group acquires certain materials and pays for certain licenses and other services in these currencies.

At December 31, 2015, Group entities owed €0.3 million (2014: €1.7 million) net trade payables denominated in U.S. Dollars, and €0.1 million (2014: €0.3 million) denominated in British Pounds.

Foreign currency denominated trade receivables and trade payables are short term in nature (generally 30 to 45 days). As a result foreign exchange rate movements on trade receivables and trade payables during the years presented had a sizable effect on the financial statements. The Group has certain investments in US-operations, whose net assets are exposed to foreign currency translation risk. At December 31, 2015, if the euro had weakened 10 percent against the US dollar with all other variables held constant, the result before corporate income taxes period would have been €5.0 million higher (2014: €3.4 million), and other comprehensive income would have been €1.6 million higher (2014: €1.1 million). Conversely, if the euro had strengthened 10 percent against the US dollar with all other variables held constant, result before corporate income taxes would have been €5.0 million lower (2014: €3.4 million), and other comprehensive income would have been €1.1 million lower (2014: €1.1 million).

The sensitivity in the 2015 net result to fluctuations in foreign currency exchange rates is attributable to the fact that the majority of cash and cash equivalents at December 31, 2015, were held in US dollars. This is partly offset against the Hercules venture debt loan with a nominal value in US dollars of 20 million. The sensitivity in Other Comprehensive Income to fluctuations in exchange rates is related to the funding by the Dutch holding company of the investing and operating activities of the Group’s U.S. based entity.

(ii)                                Price risk

The market prices for the provision of preclinical and clinical materials and services, as well as external contracted research may vary over time. The commercial prices of any of the Group’s products or product candidates are currently uncertain. The Group is not exposed to commodity price risk.

uniQure does not hold investments classified as available-for-sale or at fair value through profit or loss; therefore uniQure is not exposed to equity securities price risk.

(iii)                            Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from short and long-term borrowings. The Group has no borrowings with variable rates and is not exposed to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. In July 2013 the Group entered into an agreement with Hercules Technology Growth Capital for a $10 million US-dollar denominated loan, which was subsequently amended in July 2014 to increase to a total loan amount of $20 million and in December 2015 to prolong the interest-only period by three months.

At December 31, 2015 if interest rates on borrowings during the year had been 1.0% higher/lower with all other variables held constant, pre-tax results for the year would have been €180,000 (2014: €114,000) lower/higher as a result of changes in the fair value of the borrowings. The effect of a change in interest rates of 1.0% on borrowings would have had an insignificant effect on pre-tax results for the year as a result of changes in the fair value of the venture debt facility.

(b)                                 Credit Risk

Credit risk is managed on Group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to wholesale customers, including outstanding receivables and committed transactions.

The Group has currently no significant wholesale debtors other than Chiesi and BMS. Please refer to Notes 17 and 28 for further information on the Group’s relationship with Chiesi and BMS.

The security deposit under other non-current assets represents the amount the Group paid to the landlord in September 2013 in relation to the facility in Lexington, Massachusetts. The deposit is neither impaired nor past due.

As of December 31, 2015 and December 31, 2014, the majority of uniQure’s cash and cash equivalents were placed at the following banks:

	As of December 31,
	2014		2015
(€ in thousands)	Amount	Credit Rating	Amount	Credit Rating
Bank
Rabobank(1)	53,117	Aa2	203,415	Aa2
Commerzbank(1)(2)	102	—	117	Baa1
Total	53,219		203,532

(1)                                 Ratings are by Moody’s

(2)                                 In July 2014, the Group acquired uniQure GmbH, which holds an account with Commerzbank.

The policy to accept banks and financial institutions with a minimum rating of “A” has been adapted to also accept Commerzbank (with a Baa1 rating). uniQure GmbH, acquired by the Group in July 2014, holds an account with Commerzbank. There are no financial assets past due date or impaired. No credit limits were exceeded during the reporting period.

(c)                                  Liquidity Risk

Management considers uniQure’s cash and cash equivalents as of December 31, 2015 are sufficient to carry out the business plans going forward for at least 12 months from the date of these Consolidated Financial Statements. Prudent liquidity risk management implies maintaining sufficient cash, and planning to raise cash if and when needed, either through issue of shares or through credit facilities. Management monitors rolling forecasts of uniQure’s liquidity reserve on the basis of expected cash flow.

The table below analyzes the Group’s financial liabilities in relevant maturity groupings based on the length of time until the contractual maturity date, as at the reporting date.

	LESS THAN 1 YEAR	BETWEEN 1 AND 2 YEARS	BETWEEN 2 AND 5 YEARS	OVER 5 YEARS	UNDEFINED
		(€ in thousands)
At December 31, 2014
Borrowings (excl. Financial lease liabilities)	1,710	7,773	11,480	—	—
Financial lease liabilities	168	134	—	—	—
Trade and other payables	9,449	—	—	—	—
Contingent consideration	—	—	—	—	14,500
Derivative financial instruments	852	—	—	—	—
Total	12,179	7,907	11,480	—	14,500
At December 31, 2015
Borrowings (excl. Financial lease liabilities)	7,062	8,360	6,528	—	—
Financial lease liabilities	134	—	—	—	—
Trade and other payables	11,086	—	—	—	—
Contingent consideration	—	—	—	—	14,500
Derivative financial instruments	1,230	—	530	—
Total	19,512	8,360	7,058	—	14,500

Disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying value balances as the impact of discounting is not significant.

Due to uncertainty of timing of achieving milestones, the amount for contingent consideration is classified as undefined in time. As of December 31, 2015, the Group expects having to settle the milestone obligations between 2017 and 2020. When due, the obligations can be settled either in cash or in a variable number of Group shares.

3.2                               Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders (although at this time the Group does not have retained earnings and is therefore currently unable to pay dividends), return capital to shareholders, issue new shares or sell assets to reduce debt.

The total amount of equity as recorded on the Statement of Financial Position is managed as capital by the Group.

3.3                               Fair value estimation

For financial instruments that are measured on the Consolidated Statement of Financial Position at fair value, IFRS 7 requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•                  Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•                  Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

•                  Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

As of December 31, 2015 and 2014 financial instruments at fair value through profit and loss amounted to a gain of €440,000 and €87,000, respectively.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to ascertain the fair value of an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

The carrying amount of a financial asset or financial liability is a reasonable approximation of the fair value and therefore information about the fair values of each class has not been disclosed.

	Level 1	Level 2	Level 3	Total
	(€ in thousands)
At December 31, 2014
Derivative financial instruments - related parties (1)	—	—	645	645
Borrowings-derivative (warrants) (1)	—	—	207	207
Contingent consideration	—	—	1,454	1,454
	—	—	2,306	2,306

(1) The 2014 presentation was revised to correctly present as Level 3 instead of Level 2.

	Level 1	Level 2	Level 3	Total
	(€ in thousands)
At December 31, 2015
Derivative financial instruments - related parties	—	—	992	992
Borrowings—derivative (warrants)	—	—	238	238
BMS related instruments	—	—	530	530
Contingent consideration	—	—	2,687	2,687
	—	—	4,447	4,447

Changes in Level 3 items during the years ended December 31, 2014, and 2015 are as follows.

	Contingent consideration	Derivative financial instruments	Total
	(€ in thousands)
At January 1, 2014	—	939	939
Acquisition of InoCard GmbH (note 5)	1,301	—	1,301
Fair value adjustments recognized in profit or loss	153	(87)	66
At December 31, 2014	1,454	852	2,306
Additions (note 4.1)	—	2,621	2,621
Allocation to shareholders’ equity	—	(1,273)	(1,273)
Fair value adjustments recognized in profit or loss	1,233	(440)	793
At December 31, 2015	2,687	1,760	4,447

Group valuation processes

The fair value of the level 3 liabilities as of December 31, 2015 has been calculated using a Net Present Value calculation in relation to the contingent consideration; key inputs were the probability of success of achieving the various milestones as well as the time at which they were estimated to have been achieved.

Further information regarding the fair value of derivative financial instruments as of December 31, 2015 is included in note 4.1 ‘BMS warrants’ and note 4.1 ‘Valuation of warrants’.

4.                                      Critical accounting estimates and judgments

The preparation of Financial Statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the reported amounts and classifications of assets and liabilities, revenues and expenses in the Consolidated Financial Statements. The estimates that have a significant risk of causing a material adjustment to the Financial Statements include those utilized for share-based compensation, recognition of revenues and the cost of license revenues, the fair value of derivatives and other financial instruments. Actual results could differ materially from those estimates and assumptions.

The preparation of Financial Statements in conformity with IFRS also requires the Group to exercise judgment in applying the accounting policies. Critical judgments in the application of the Group’s accounting policies relate to research and development expenditures, impairment of goodwill and in-process R&D, income taxes.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1                               Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

Revenue recognition

The Group to date generates almost its entire revenues through its license and collaboration agreements. Such agreements may consist of multiple elements and provide for varying consideration terms — reimbursement for services rendered, product sales, up-front fees and milestone payments — requiring significant analysis by management in order to determine the appropriate method of revenue recognition.

Where such arrangements can be divided into separate units of accounting (each unit constituting a separate earnings process), the arrangement consideration is allocated to the different units based on their relative fair values and recognized over the respective performance period. Where the arrangement cannot be divided into separate units, the individual deliverables are combined as a single unit of accounting and the total arrangement consideration is recognized over the estimated collaboration period. Such analysis requires considerable estimates and judgments to be made by management, including the relative fair values of the various elements included in such agreements and the estimated length of the respective performance periods.

The Group has received, and may continue to receive from time to time, non-refundable payments, such as target designation fees, in connection with the BMS collaboration agreement. Revenues from such non-refundable payments are initially reported as deferred revenue and are recognized as license revenue over the period of performance.

The Group is eligible to receive reimbursement for services rendered under certain collaboration agreements. Under IAS 18, when the outcome of a transaction involving the rendering of services cannot be estimated reliably, revenue shall be recognized only to the extent of the expenses recognized that are recoverable. The Group generally recognizes collaboration revenue upon the invoicing of its collaboration partners for such approved, reimbursable services.

The Group is also eligible to receive various payments associated with certain clinical, regulatory and sales-related milestones. Milestone payments are accounted for in accordance with IAS 18, which allows for the recognition of consideration contingent on the achievement of a substantive milestone in the period in which the milestone payment is receivable and its receipt probable. To be considered a substantial milestone, the Group must evaluate the following criteria: (1) the reasonableness of the milestone payments compared to the effort, time and cost to achieve the milestones, (2) whether a component of the milestone payments relates to other agreements or deliverables and (3) the existence of cancellation clauses requiring the repayment of milestone amounts received under the contract, (4) the risks associated with the achievement of the milestone and (5) obligations under the contract that must be completed to receive payment or penalty clauses for failure to deliver.

BMS collaboration agreement

The Group evaluated the collaboration agreement with BMS and determined that it is a revenue arrangement with multiple components, or performance obligations. The Group’s substantive performance obligations under the collaboration agreement include an exclusive license to its technology in the field of cardiovascular disease, research and development services. In accordance with IAS 18 combined with guidance and good practices with respect to multiple-element arrangements, the Group analyzed the BMS agreements in order to determine whether the components, including license and performance obligations such as research and development activities, can be separated and reliably measured, or whether all the deliverables must be accounted for as a single unit of accounting.

The Group concluded that the license does not have value that can be reliably measured on a stand-alone basis and therefore does not represent a separate unit of accounting. Facts that were considered included the development of the lead S100A1 product candidate, noting that because S100A1 has not entered into clinical studies nor has the gene therapy been fully developed and tested, the license has little or no value to BMS without the ensuing research and development activities using the Group’s proprietary technology platform. Likewise, the Group believes BMS could not sell the license to another party without the Group agreeing to provide the research and development services for the other party. As such, the Group concluded that the multiple elements associated with the BMS collaboration agreement represented one unit of accounting.

Under the terms of the agreements, the Group received an upfront cash payment from BMS of $50 million (€45.0 million). In addition, BMS purchased 1,112,319 of its ordinary shares at a price of $33.84 per share, resulting in net proceeds of $37.6 million (€33.4 million). The Group evaluated the stock purchase agreement and the collaboration agreement as one arrangement and determined that the difference between the additional net proceeds and the fair value of the shares should be part of the total consideration. The shares purchased by BMS were recorded at fair value based on the quoted share price of $22.86 on the date immediately prior to the execution date of the agreement, $25.4 million (€22.6 million), resulting in a remaining aggregate arrangement consideration, or equity premium, of $12.2 million (€10.8 million). The Group deferred the recognition of the upfront cash payment and the equity premium over fair market value. These amounts are being recognized as revenue over the period of the performance obligations, which includes research and development activities. The Group estimates the performance period to be nineteen years, commencing on the effective date of May 21, 2015. The amortization of deferred revenue will be presented as license revenues in the Consolidated Statement of Comprehensive Loss on a straight-line basis.

Additionally, BMS was granted two warrants, the Seventh Collaboration Warrant and the Tenth Collaboration Warrant, providing BMS the right to purchase an additional 10% equity ownership immediately after the exercise of said warrants. The Group has determined that BMS’ rights to acquire equity in the future are derivative financial instruments, the fair market value of which will reduce the amount of deferred revenue to be recognized on the Group’s Consolidated Statement of Financial Position.

Share-based payments

The Group issues share-based compensation awards, generally in the form of options to purchase ordinary shares, to certain of its employees, management board members, supervisory board members and consultants. The Group measures share based compensation expense related to these awards by reference to the estimated fair value of the award at the date of grant. The total amount of the awards is expensed over the estimated vesting period. Through January 2015 the Group used the Black-Scholes option pricing model to determine the fair value of option awards, which requires the input of various assumptions that require management to apply judgment and make assumptions and estimates, including:

•                  the expected life of the option award, which the Group used to estimated based on a weighted average expected option life for the entire participant group;

•                  the expected volatility of the underlying ordinary shares, which is estimated based on the historical volatility of a peer group of comparable publicly traded companies with product candidates in similar stages of development; and

•                  historically, the fair value of our ordinary shares determined on the date of grant.

Since February 2015, the Group uses a Hull & White option model. The model captures early exercises by assuming that the likelihood of exercises will increase when the stock-price reaches defined multiples of the strike price. This analysis is included for the full contractual term.

At each reporting date, the Group revises its estimate of the number of options that are expected to become exercisable. The Group recognizes the impact of the revision of original estimates, if any, in the statement of comprehensive income and a corresponding adjustment to equity. The Group expects all vested options to be exercised over the remainder of their contractual life. The Group considers the expected life of the options to be in line with the average remaining term of the options post vesting.

The Group accounts for share options as an expense in the statement of comprehensive loss over the estimated vesting period, with a corresponding contribution to equity.

Contingent consideration

In 2014, following the InoCard transaction the Group recorded a contingent consideration at the July 31 acquisition date of €1,301,000. The fair value of the contingent consideration is determined at each reporting date based on the available information regarding the timing and probability of success of the milestone payments as well as for the passage of time. Varying, next to the passing of time, the unobservable inputs such as the timing and probability of success in achieving the milestones, results in the following fair value changes:

	2014	2015
	(€ in thousands)
December 31,	1,454	2,687

Change in fair value
Moving out of all milestones by 6 months	(8)	(287)
Increasing the POS for the first milestone by 20%	735	537
Decreasing the POS for the first milestone by 20%	(429)	(537)
Reducing the discount rate from 30% to 20%	734	1,128
Increasing the discount rate from 30% to 40%	(103)	(514)

In addition, the fair value of the contingent consideration is affected by the timing of future products sales that will trigger further royalty payments to the former shareholders of InoCard.

BMS warrants

Upon the closing of the BMS collaboration in the second quarter of 2015, the Group recorded derivative financial liabilities related to the transaction. Pursuant to the terms of the agreements BMS was required to purchase from the Group a certain number of shares prior to December 31, 2015 such that BMS’ equity ownership in the Group’s issued and outstanding ordinary shares would be equal to 9.9% immediately after the closing of such purchase (“Second Closing”). The purchase price per ordinary share would be equal to 110 % of the Volume Weighted Average price (“VWAP”) for the 20 trading days ending on the date that is 5 days prior to the Second Closing. The timing of the investment was at the sole discretion of BMS.

Additionally, BMS was granted two warrants, the Seventh Collaboration Warrant and the Tenth Collaboration Warrant (as defined in the respective agreements), providing BMS the right to purchase an additional 10% equity ownership immediately after the exercise of each such warrants, respectively. The Seventh Collaboration Warrant, which enables BMS to purchase a specific number of uniQure ordinary shares such that its ownership will equal 14.9% immediately after such purchase, can be exercised on the later of (i) the date on which uniQure receives from BMS the Target Designation Fees (as defined in the collaboration agreements) associated with the first six New Targets (as defined in the collaboration agreements) and (ii) the date on which BMS designates the sixth New Target. The Tenth Collaboration Warrant, which enables BMS to purchase a specific number of uniQure ordinary shares such that its ownership will equal 19.9% immediately after such purchase, can be exercised on the later of (i) the date on which uniQure receives from BMS the Target Designation Fees (as defined in the collaboration agreements) associated with the first nine New Targets (as defined in the collaboration agreements) and (ii) the date on which BMS designates the ninth New Target.

The exercise price in respect of each warrant will be equal to the greater of (i) the product of (A) $33.84, multiplied by (B) a compounded annual growth rate of ten percent (10%); and (ii) the product of (A) 1.10, multiplied by (B) the VWAP for the 20 trading days ending on the date that is five trading days prior to the date of a notice of exercise delivered by BMS.

The Group has assigned a fair market valuation to the three financial instruments as described above. The methodology applied a Monte-Carlo simulation, resulting in a financial liability recognized as of the effective date of the BMS agreements. The change in fair market value of the two warrant agreements between the effective date of the agreement and the end of the reporting period was accounted for in the Statement of Comprehensive Loss.

The valuation model incorporated several inputs, including the underlying share price at both the closing of the collaboration agreement and the reporting date, the risk free rate adjusted for the period affected, an expected volatility based on a peer group analysis, the expected yield on any dividends, and management’s expectations on the timelines of reaching certain defined trigger events for the exercising of the warrants, as well as management’s expectations regarding the number of ordinary shares that would be issued upon exercise of the warrants. Additionally, the model assumes BMS will exercise the warrants only if it is financially rational to do so. Given the nature of these input parameters, the Group has classified the analysis as a level 3 valuation.

In July 2015, BMS notified the Group of its intent to complete the Second Closing, and on August 7, 2015, the Group issued an additional 1,275,789 of its ordinary shares to BMS for aggregate consideration of $37.9 million (€34.7 million). Changes in the fair market value of this financial instrument between May 21 and August 7, 2015 are presented as income in the Statement of Comprehensive Loss for the period ended December 31, 2015. The remaining €1.3 million derivative financial liability was credited to equity.

Exercise of the Seventh Collaboration Warrant and the Tenth Collaboration Warrant is expected to occur within 2 and 4 years after the reporting date.

The fair market valuation of the financial instruments arising from the BMS agreements resulted in a combined financial liability of €2,621,750 as of the effective date of the BMS collaboration and €530,000 as of December 31, 2015. After the completion of the equity investment on August 7, 2015 the fair market value presented covers only the fair market value related to the two BMS related warrants. In accordance with International Accounting Standard 39 — Financial Instruments: Recognition and Measurement, the change in fair market value between initial recognition and the December 31, 2015 reporting date was recorded in Finance Income / expense, as a net gain of €817,250 for the reporting period. This amount includes the change in fair market value on the two remaining financial instruments of €590,250 and an amount of €227,000 related to the change in fair market value of the Second Closing between initial recognition and the completion of the Second closing that occurred on August 7, 2015.

The fair market valuation assumes an annualized volatility of 65% for the Seventh and Tenth Collaboration Warrants.

The Group conducted a sensitivity analysis to assess the impact on the fair market valuation of changing certain assumptions. Specifically, the Group examined the impact on the fair market valuation of the financial instruments assuming annualized volatility of 65% for the Seventh and Tenth Collaboration Warrants and the Second Closing. A further sensitivity analysis was performed assuming the exercise date of the warrants would occur one year later than what was assumed in the initial valuation.

The table below illustrates the impact on the fair market valuation associated with these changes in assumptions.

	7th warrant	10th warrant	Total FMV
	(€ in thousands)
Base case	284	246	530
Increase volatility by 10% to 75%	408	348	756
Extend exercise dates by one year	308	258	566

Valuation of Warrants

With the venture debt loan facility and after the conversion of the convertible loan in 2013, the Group is accounting for the valuation of warrants (total warrants as per December 31, 2015: 170,802 (2014: 170,802), with a corresponding carrying value of €1,230,000 (2014: €852,000). The fair value of the warrants is based on the Black-Scholes model. Assumptions are made on inputs such as time to maturity, the share price, volatility and risk free rate, in order to determine the fair value per warrant. In addition there is an assumption on foreign exchange to calculate the euro value of the Hercules warrants.

The effect, when some of these underlying parameters would deviate by 10% up or down, is presented in the below table.

	Share Price	Volatility	Time to Maturity
	(in €)
-10%	1,025,000	1,163,000	1,196,000
Base Case	1,230,000	1,230,000	1,230,000
+10%	1,442,000	1,296,000	1,262,000

4.2          Critical judgments in applying the entity’s accounting policies

(a)                                 Corporate Income Taxes

The Dutch corporate income tax act permits reporting pursuant to a consolidated tax regime, referred to as a fiscal unity. A fiscal unity is a combination of a parent and subsidiaries whereby formally the parent, in our case uniQure, is the entity that is taxed for the consolidated profits of the fiscal unity.

uniQure, which has a history of tax losses, recognizes deferred tax assets arising from unused tax losses or tax credits only to the extent that the relevant fiscal unity has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized by the fiscal unity. Management’s judgment is that sufficient convincing other evidence is not available and a deferred tax asset is therefore not recognized.

(b)                                 Research and development expenditures

The stage of a particular project generally forms the basis for the decision whether costs incurred for the Group’s research and development projects can be capitalized or not. In general, the Group’s position is that clinical development expenditures are not capitalized until the Group files for regulatory approval in respect of the program, as this is considered to be the first point in time when it becomes probable that future revenues can be generated.

As of each reporting date, the Group estimates the level of service performed by its vendors or other counterparties and the associated costs incurred for the services performed. As part of the process of preparing the Group’s financial statements the Group is required to estimate its accrued expenses. This process involves reviewing quotations and contracts, identifying services that have been performed on the Group’s behalf, estimating the level of service performed and the associated cost incurred for the service when it has not yet been invoiced or otherwise notified of the actual cost. The majority of the Group’s service providers invoice the Group monthly in arrears for services performed or when contractual milestones are met. The Group makes estimates of its accrued expenses as of each reporting date in its financial statements based on facts and circumstances known to it at that time. The Group periodically confirms the accuracy of its estimates with the service providers and makes adjustments if necessary. The significant estimates in its accrued research and development costs are related to fees paid to clinical research organizations, or CROs, in connection with research and development activities for which the Group has not yet been invoiced. The Group bases its expenses related to CROs on its estimates of the services received and efforts expended pursuant to quotes and contracts with CROs that conduct research and development on its behalf.

The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to vendors and other counterparties will exceed the level of services provided and result in a prepayment of the research and development costs. In accruing service fees, the Group estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the Group’s estimate, it adjusts the accrual or prepayment expense accordingly. Although the Group does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

(c)                                  Impairment of assets

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In the year ended December 31, 2015, management reviewed the carrying amount of these assets and determined that no adjustments to carrying values were required in addition to the impairment recorded in relation to the Glybera cash generating unit in September 2015 (see note 6).

On assets that are not subject to amortization, the Group annually performs an impairment review based on the fair value less cost of disposal method. For the purpose of assessing impairment, the Group groups assets at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Assets that are subject to depreciation / amortization are reviewed for impairment whenever events or changes in circumstances occur.

Since entering into the collaboration agreement with BMS in May 2015, the Group is actively engaged in multiple research and development programs. The Group continues to use all material assets in the development of gene therapy products in general. However, certain intangible assets are dedicated to the sole commercial product Glybera. Following Glybera’s commercialization in September 2015, these assets form a separate cash-generating unit (“CGU”). During the twelve month period ended December 31, 2015 the Group recorded an €11,640,000 impairment loss for the assets included in this CGU. In determining the CGU’s value in use management made various assumptions regarding the market size, revenues and gross margin from anticipates sales of Glybera.

5.             Business combinations

On July 15, 2014 the Group signed and on July 31, 2014, the Group closed an agreement to acquire all shares of InoCard GmbH.  InoCard was founded in December 2013 as a spin-off of the University of Heidelberg, and is an early-stage biotechnology company focused on the development of gene therapy approaches for cardiac disease. InoCard has developed a novel gene therapy through preclinical proof of concept, for the one-time treatment of congestive heart failure (CHF). InoCard founder Prof. Patrick Most joined uniQure as Managing Director of uniQure in Germany.

Under the terms of the agreement, InoCard shareholders received an upfront payment of approximately €3,000,000 (€1,500,000 in cash and €1,500,000 in uniQure shares (189,982 shares at closing of the transaction)), and will receive a further €14,500,000 in success-based milestone payments upon achieving certain clinical and regulatory targets. Upon a successful commercial launch of a developed product, the sellers will further receive a royalty payment of 0.5 % of the net product sales. The amount of the €14,500,000 in milestones is payable, at the Group’s sole discretion, in either cash or a variable number of Group shares, based on the then current stock price.

The acquired entity, InoCard, effectively was a single-product business, fully focusing on the further development of gene therapy approaches for cardiac disease.  All success based milestones relate to the further development of these programs and therefore these programs are deemed the only material asset of the entity. As such, the value of InoCard is assumed to be fully represented by the fair value of the S100A1 program. As of the acquisition date the Group performed a purchase price allocation under IFRS 3 that resulted in a fair value assessment of the acquired IPR&D asset of €4,665,000.

In determining the fair value of IPR&D, the Group utilized the Income Approach (Discounted Cash Flow method). Inputs to this model were assumptions on pricing and market share developments, together with assumptions on the cumulative probability of success of progressing through the various clinical development stages up to market approval; This method resulted in a series of future cash flow that were discounted at a rate of 30%.

The following table summarizes the consideration paid for InoCard and the amounts of the assets acquired and liabilities assumed, recognized at the acquisition date:

July 31, 2014
(€ in thousands)
Consideration paid:
Cash paid	1,463
Shares	1,500
Shares issued upon conversion of assumed convertible loan	17
Contingent consideration	1,301
Total Consideration	4,281

The closing share price on July 31, 2014 was $10.22.

Recognized amounts as at July 31, 2014, of identifiable assets acquired and liabilities assumed were as follows:

July 31, 2014
(€ in thousands)
Non-current assets
Intangible assets (excl. Goodwill)	4,665
Current assets
Cash and cash equivalents	373
VAT receivable	13
Non-current liabilities
Deferred tax liabilities	(1,379)
Current liabilities
Trade payables	(7)
Borrowings	(326)
Intercompany payables	(400)
Total identifiable net assets	2,939
Goodwill	1,342

In relation to this acquisition an amount of €258,000 was recognized as transaction cost in the Selling, general and administrative expenses for the year ended December 31, 2014.

The fair value of the contingent consideration is estimated as the expected (i.e., probability-weighted) present value of the milestone payments and based on a discount rate of 30%. The discount rate is derived from the high uncertainty of progressing from the current pre-clinical development stage through the various clinical stages before arriving at a commercial stage. The fair value of this contingent consideration will be re-measured at every reporting date with changes recognized in profit & loss for the period. The fair value could change as the timing or the probability of achieving the milestone payments changes, or due to the time value of money. The contingent consideration calculated at initial recognitions as €1,301,000 is accounted for as a liability. The maximum, undiscounted contingent consideration amounts to €14,500,000 upon achieving clinical milestones with an additional 0.5% royalty of future net product sales.

The fair value of the contingent liability at December 31, 2015 amounts to €2,687,000 compared to €1,454,000 as at December 31, 2014 primarily as a result of unwinding the discount. The increase in fair value during 2015 of €1,233,000 was recorded in research and development expenses (2014: €153,000).

The IPR&D is not recognized for tax purposes; therefore a deferred tax liability is recognized for this temporary difference. The deferred tax liability is based on the fair value of the IPR&D multiplied by the German tax rate of 29.58%, resulting in a deferred tax liability of €1,379,000. The IPR&D intangible asset together with the underlying patents were transferred to a Dutch group entity in 2015. The net deferred tax liability as well as goodwill were adjusted as at December 31, 2015 (see note 2.2a)

The operational loss included in the Consolidated Statement of Comprehensive Loss from August 1, 2014 to December 31, 2014 contributed by InoCard GmbH was €400,000. No revenues were contributed by InoCard.

Had InoCard been consolidated from January 1, 2014, the Consolidated Statement of Comprehensive Loss for the twelve months ended December 31, 2014 would show a pro-forma revenue of €0 and a pro-forma loss of €763,000.

6.                                      Intangible assets

	LICENSE FEES	CAPITALIZATION OF DEVELOPMENT EXPENSES	IN-PROCESS RESEARCH & DEVELOPMENT	GOODWILL	CAPITALIZED SOFTWARE	TOTAL INTANGIBLE ASSETS
	(€ in thousands)
Cost	4,667	3,108	—	—	—	7,775
Accumulated amortization and impairment	—	—	—	—	—	—
Carrying amount January 1, 2014	4,667	3,108	—	—	—	7,775
Additions	225	3,703	4,665	1,342	—	9,935
Amortization charge	—	—	—	—	—	—
Carrying amount December 31, 2014	4,892	6,811	4,665	1,342	—	17,710
Cost	4,892	6,811	4,665	1,342	—	17,710
Accumulated amortization and impairment	—	—	—	—	—	—
Carrying amount December 31, 2014	4,892	6,811	4,665	1,342	—	17,710
Additions	451	2,499	—	—	68	3,018
Reductions	(77)	—	—	(900)	—	(977)
Amortization charge	(211)	(85)	(164)	—	—	(460)
Impairment	(2,789)	(8,851)	—	—	—	(11,640)
Carrying amount December 31, 2015	2,266	374	4,501	442	68	7,651
Cost	5,266	9,310	4,665	442	68	19,751
Accumulated amortization and impairment	(3,000)	(8,936)	(164)	—	—	(12,100)
Carrying amount December 31, 2015	2,266	374	4,501	442	68	7,651

All intangible assets are owned by Dutch entities.

Licenses

The carrying amount of uniQure’s licenses by licensor is set out below:

	DECEMBER 31,
	2013	2014	2015
	(€ in thousands)
NIH	1,130	1,209	1,080
St. Jude	250	250	631
UCSF	244	244	219
4D Molecular Therapeutics	—	146	146
AmpliPhi	2,197	2,197	84
Protein Sciences Corporation	77	77	77
Xenon	765	765	29
Salk Institute	4	4	—
Total	4,667	4,892	2,266

The amounts set out above arose as follows:

National Institutes of Health

In 2007, the Group acquired a license from the National Institutes of Health (“NIH”) for an amount of €208,000 for the production of adeno-associated virus vectors. In 2011, the Group made and capitalized a payment to the NIH in the amount of €109,000 for a license to use AAV5. In October 2014, the Group made and capitalized a payment to the NIH in the amount of €79,000 for an amendment to the license to use adeno-associated viruses. In June 2013, when the agreements with Chiesi became unconditional, the Group capitalized a further €813,000. In 2015 the Group began amortizing the license over the patent period ending in 2022. Refer to note 2.2 regarding the amortization trigger.

St. Jude Children’s Hospital

In 2008 uniQure entered into a license agreement with St. Jude, which was later amended in 2012. The license rights relate to the expression of hFIX in gene therapy vectors. Capitalized costs include an initial prepayment and a milestone payment triggered by the dosing of the first patient for hemophilia B in July 2015. Refer to note 2.2 regarding the amortization trigger.

University of California at San Francisco

In 2012, the Group made and capitalized a payment to the University of California at San Francisco (“UCSF”) of $300,000 (€244,000) in respect of the license to certain data, know-how, and other rights relating to the program for Parkinson’s disease. In 2015 the Group began amortizing the license over the patent period ending in 2022.

Xenon

In June 2001, the Group obtained a sub-license from Xenon Genetics, Inc. (“Xenon”), which was approved by Xenon’s licensor, the University of British Columbia for an initial €140,000. Xenon granted the Group the exclusive worldwide rights to use the Xenon licensed technology and to use, manufacture, distribute and sell licensed products (as defined in the sub-license agreement). The contract provides for payment of license fees, milestone payments, and a portion of the royalties received from Chiesi, which will be payable to Xenon instead. Dependent upon the progress and success of the research and development activities and sales by the Group, future milestones are capitalized when payment is probable. In 2006, the Group paid a milestone of €70,000 that was capitalized. In 2012 the Group also made and capitalized a payment to Xenon Pharmaceuticals Inc. of CAN$ 200,000 (€155,000) in respect of Glybera’s approval by EMA. In June 2013, when the agreements with Chiesi became unconditional, the Group capitalized a further €400,000.

4D Molecular Therapeutics

In January 2014, the Group made and capitalized a payment of $200,000 (€146,000) in accordance with its financial obligations relating to the further development of vector technologies.

AmpliPhi

In December 2006, the Group acquired a sub-license from Targeted Genetics Corporation (now renamed AmpliPhi Biosciences, Inc. (“AmpliPhi”). The sub-license was approved by AmpliPhi’s licensor, the University of Pennsylvania. It is related to “AAV1 Vector” technology, and the recognized acquisition amount is €1,330,000, which was capitalized. In 2008, the Group paid and capitalized a milestone payment of €357,000 to AmpliPhi under the above license. In 2009, the Group capitalized a licensing milestone of $750,000 (€511,000) to AmpliPhi which became payable on the submission of the MAA of Glybera to EMA. In 2012, the Group made and capitalized a payment to AmpliPhi of $200,000 (€154,000) in accordance with its financial obligations relating to Glybera. On July 1, 2013, the Group altered the terms of the previous Glybera-related license agreement, entered into in 2012, with AmpliPhi Biosciences Corporation, reducing the capitalized amount by €155,000 (CAN$200,000).

Other

The cost of these licenses was recognized in June 2013 following the agreements with Chiesi. The licenses are being amortized over the patent period, starting 2015.

Capitalization of development expenses

On March 21, 2013, the Group started capitalizing development costs relating to Glybera. During 2015 the Group capitalized €2,499,000 (2014: €3,703,000).

The Group commenced amortization of both capitalized development cost and associated licenses on September 1, 2015 following the first commercial sale of Glybera. Glybera development cost will be amortized over thirteen years on a straight-line basis. The related licenses will be amortized over the patent periods ending in 2019 and 2020, respectively.

The Group recorded a one-time, non-cash impairment charge of €11.6 million related to certain intangible assets related to Glybera on September 30, 2015. The impairment charge was calculated using a discounted cash flow model based on the Group’s forecast of net cash flows to be generated by the sale of Glybera in Europe through 2029. The key assumptions in the model include the prevalence of LPLD in Europe, the eligible patient population, the estimated penetration rate of the addressable market, the year of presales, the unit price for Glybera and the applied weighted average cost of capital (WACC). Based on the level of Glybera peak sales through the end of the reporting period and the forecasts provided by the Group’s European commercial partner, the Group reduced its projected aggregated number of patients to be treated with Glybera. In addition, the Group believes certain recent commercial developments, including the ruling by the French National Authority for Health (Haute Autorité de Sante) to not provide reimbursement for Glybera may adversely impact the pricing of Glybera. In Germany, the AMNOG process has been completed and consensus has been reached with GKV-SV that Glybera will be administered, at least for the first few years, only in an in-patient setting in a few highly specialized centers, due to the novel method of gene therapy and the specific requirements related to the administration of the drug and its storage. As a consequence, Glybera will be offered only to hospital pharmacies and not in the retail market.

Until December 31, 2014, the Group considered the group as a whole to constitute one cash generating unit as all material assets had been deployed to the development of gene therapies and management had regularly reviewed all activities of our group as a single component. Following the commercialization of Glybera, the Group determines value-in-use at the level of the Glybera cash generating unit. This cash generating unit includes the capitalized development cost and the related Xenon and Ampliphi licences. The impairment loss was allocated pro rata to the intangible assets within the cash-generating unit. In determining the value-in-use the Group applied a WACC of 13.5%. The Group performed various sensitivity analyses to assess the impact of changing various key assumptions on the value-in-use. For example, changing the WACC by 1% resulted in a €0.2 million change in the value-in-use. Changing the aggregate number of expected treatments by 10% resulted in a €0.6 million change in the value-in-use. Finally, changing the expected unit price of Glybera by 10% resulted in a €0.7 million change in the value-in-use.

In Process Research & Development (IPR&D)

As part of the Group’s acquisition of InoCard in July 2014, the Group acquired IPR&D that was considered to be an indefinite life intangible asset. In conjunction with the commencement of the BMS collaboration in the second quarter of 2015, the Group began amortizing, on a straight-line basis, the IPR&D over the 19-year performance period. The annual amortization expense is expected to be €0.2 million and will be presented as Cost of Goods Sold in the Group’s Consolidated Statement of Comprehensive Loss.

Goodwill

Goodwill originates from the acquisition of InoCard in July 2014 (see note 2.2a regarding the correction as of December 31, 2015).

7.                                      Property, plant and equipment

	LEASEHOLD IMPROVEMENTS	CONSTRUCTION IN PROCESS	LAB EQUIPMENT	OFFICE EQUIPMENT	TOTAL
	(€ in thousands)
Cost	1,264	1,285	3,134	1,383	7,066
Accumulated depreciation	(851)	—	(2,813)	(788)	(4,452)
Carrying amount January 1, 2014	413	1,285	321	595	2,614
Reclassifications	12,543	(15,355)	2,149	663	—
Additions	10	14,489	1,849	443	16,791
Depreciation charge	(804)	—	(218)	(517)	(1,539)
Currency translation effects	1,220	465	(20)	136	1,801
Carrying amount December 31, 2014	13,382	884	4,081	1,320	19,667
Cost	15,074	884	7,200	2,544	25,702
Accumulated depreciation	(1,692)	—	(3,119)	(1,224)	(6,035)
Carrying amount December 31, 2014	13,382	884	4,081	1,320	19,667
Reclassifications	166	(2,707)	2,485	56	—
Additions	—	2,473	3,325	277	6,075
Disposals	—	—	—	—	—
Depreciation charge	(1,704)	—	(1,627)	(651)	(3,982)
Currency translation effects	1,497	88	383	92	2,060
Carrying amount December 31, 2015	13,341	738	8,647	1,094	23,820
Cost	16,845	738	13,300	2,979	33,862
Accumulated depreciation	(3,504)	—	(4,524)	(1,885)	(9,913)
Depreciation on disposals	—	—	(129)	—	(129)
Carrying amount December 31, 2015	13,341	738	8,647	1,094	23,820

Construction in Process (“CIP”) at December 31, 2014 and 2015 related to the build-out of the manufacturing facility in Lexington, Massachusetts, that had started at the end of the second quarter of 2013. Amounts at December 31, 2015 additionally included the build-out of laboratories in Amsterdam.

Total depreciation expense of €3,982,000 for the twelve months ended December 31, 2015 (twelve months ended December 31, 2014: €1,539,000, 2013: € 535,000) has been charged to research and development expense where it relates to the manufacturing facility and equipment, and to selling, general and administrative expense for other matters.

Out of the total property, plant and equipment, €3,833,437 (2014: €2,064,509) were owned by a Dutch entity and €19,986,412 (2014: €17,602,451) by foreign entities, of which €19,831,384 (2014: €17,602,451) were owned by the Group’s U.S. entity.

8.                                      Other Non-Current Assets

As of December 31, 2015 and 2014, the amount represents a refundable security deposit for the lease payments of the Lexington, Massachusetts facility, paid in September 2013, accrued within finance income on the Consolidated Statement of Financial Position.

9.                                      Trade and Other Receivables

	DECEMBER 31, 2014	DECEMBER, 31 2015
	(€ in thousands)
Receivables from related parties	2,426	3,792
Other receivables	588	276
Prepaid expenses	515	633
Social security and other taxes	439	821
Trade and other receivables	3,968	5,522

The fair value of trade and other receivables approximates their carrying value. As of December 31, 2015 and December 31, 2014, all trade and other receivables were assessed as fully recoverable. The carrying amount of the Group’s trade receivables are denominated in Euro and USD.

The receivables from related parties as of December 31, 2015 relate to amounts due from Chiesi €2,865,000; (2014: €2,404,000) and BMS €927,000; (2014: nil) based on revenue recognized and expenses reimbursed.

Other receivables at December 31, 2014 consist of certain deposits made in relation to the further build-out of the US facility and accrued income in relation to grants.

The other classes within trade and other receivables do not contain impaired assets. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

10.                               Inventories

	DECEMBER 31, 2014	DECEMBER, 31 2015
	(€ in thousands)
Raw materials	152	335
Intermediate products	48	100
Inventories	200	435

Inventories as of December 31, 2015 were €435,000 (2014: €200,000). The amount includes the raw materials that are to be used to manufacture Glybera. Intermediate products include Glybera available to be sold.

11.                               Cash and Cash Equivalents

As of December 31, 2015, the Group had €203.5 million of cash on hand, compared to €53.2 million as of December 31, 2014. The change primarily reflects the receipt of funds from the completion of a follow-on public equity offering in April 2015, the upfront and target designation payments received from BMS in May and July 2015, respectively, and the equity investments received from BMS in June and August 2015.

Supplemental information relating to the Cash Flow Statement

Purchases of fixed assets and changes in trade and other payables exclude a non-cash item of €406,354 largely related to the purchase of fixed assets, which have not yet been paid as of December 31, 2015. (2014: €1,022,000 and 2013: €628,000).

All non-cash items described above are excluded from the Consolidated Statement of Cash Flows on 44.

12.                               Shareholders’ (Deficit)/Equity

uniQure was incorporated on January 10, 2012. On January 31, 2014, uniQure effected a 5-for-1 consolidation of our shares, which had the effect of a reverse share split. All share, per-share and related information presented in these Consolidated Financial Statements has been retroactively adjusted, where applicable, to reflect the impact of this reverse share split.

As at December 31, 2015, the Group’s authorized share capital is €3,000,000, divided into 60,000,000 ordinary shares, each with a nominal value of €0.05. Under Dutch law, the authorized share capital is the maximum capital that uniQure may issue without amending the uniQure’s articles of association. In preparation of its February 2014 initial public offering uniQure converted its class A, class B and class C ordinary shares into one single class of ordinary shares.

Date	Description	Number of Shares	Share Capital Amounts	Share Premium Amounts	Total Equity Amounts
			(€ in thousands)	(€ in thousands)	(€ in thousands)
January 1, 2014	Brought forward	12,194,906	610	142,459	143,069
February 5, 2014	Initial Public Offering	5,400,000	270	61,683	61,953
July 31, 2014	Issuance of shares	192,128	10	1,507	1,517
September-December 2014	Exercise of options	305,160	15	462	477
2014	Total	5,897,288	295	63,652	63,947
December 31, 2014		18,092,194	905	206,111	207,016
April 15, 2015	Issuance of shares / Follow on offering	3,000,000	150	77,729	77,879
June 12, 2015	First Equity investment BMS	1,112,319	56	22,501	22,557
August 7, 2015	Second Equity investment BMS	1,275,789	64	35,910	35,974
2015	Exercise of options	847,642	41	2,552	2,593
2015	Total	6,235,750	311	138,692	139,003
December 31, 2015		24,327,944	1,216	344,803	346,019

On February 5, 2014, uniQure issued 5,400,000 ordinary shares at an initial public offering price of $17.00 per share, with net proceeds, after deducting underwriting discounts but prior to deducting offering expenses payable by uniQure, of €62,621,000 ($85,400,000).

On July 31, 2014, uniQure issued 192,128 shares as part of the acquisition price of uniQure GmbH. For further details refer to Note 9.

During 2015, uniQure issued 847,642 ordinary shares (2014: 305,160 ordinary shares) upon exercise of employee share options and options issued in connection with the uniQure’s collaboration with 4D Molecular Therapeutics.

On April 15, 2015, uniQure issued 3,000,000 of its ordinary shares at a public offering price of $29.50 per share, with net proceeds, after deducting underwriting discounts but prior to deducting offering expenses payable by uniQure, of €78,500,000 ($83,200,000).

On June 12, 2015, uniQure issued to BMS 1,112,319 of its ordinary shares at $33.84 per share, for proceeds of €33,400,000 ($37,640,000). On August 7, 2015 uniQure issued to BMS a further 1,275,789 of its ordinary shares at $29.67 per share, for proceeds of €35,974,000 ($37,852,000). The proceeds were partially allocated to the technology fee (see note 4).

On December 31, 2014 and December 31, 2015, a total of 7,258 shares were held in treasury. All shares issued by uniQure were fully paid. Besides the minimum amount of share capital to be held under Dutch law, there are no distribution restrictions applicable to the equity of uniQure.

Share Premium

Total additions to share premium for the twelve months ended December 31, 2015 were €138,692,000 net of costs. This increase in share premium was due to the issue of shares as described above.

Other Reserves

The costs of equity-settled share-based payments to employees are recognized in the Statement of Comprehensive Loss, together with a corresponding increase in equity during the vesting period, taking into account (deferral of) corporate income taxes.

During the twelve months ended December 31, 2015, uniQure recognized a share-based payment expense of €7,627,000 (2014: €9,464,000), as described in Note 23. Share-based payment expenses in 2014 include expenses resulting from the accelerated vesting of options upon closing of the IPO, as well as the expenses incurred in relation to the granting of options to the management of 4D Molecular Therapeutics.

Share based payment expenses for 2015 include amounts associated with the granting of 179,068 Restricted Stock Units in August 2014 and the granting of a total of 1,566,500 options (net of forfeitures).

During the twelve months ended December 31, 2015, uniQure recognized €1,250,000 as translation adjustments concerning uniQure Inc.; these adjustments are included in the Statement of Comprehensive Loss as other comprehensive income.

As at December 31, 2015, uniQure has legally restricted reserves for the capitalization of Development Costs of €374,000 (2014: €6,811,000) and for a currency translation adjustment of €2,411,000 (2014: €1,161,000). Under Dutch law the legally restricted reserve for the capitalization of development Costs is non-distributable to uniQure’s shareholders. Only the reserve for the currency translation adjustment is reflected in uniQure’s equity, under other comprehensive income.

No tax amounts are included under other comprehensive income, as uniQure does not record any income tax expense.

13.                               Share Based Payments

2012 Share Option Plan

At the general meeting of shareholders on February 15, 2012, uniQure shareholders approved the adoption of the 2012 Plan. Under the 2012 Plan, share options were granted on the date of grant and vest over a period of three years on the basis set out in Note 2.22 above. Any options that vest must be exercised by the tenth anniversary of the effective date of grant. All options granted under the 2012 Plan vested in full on uniQure’s February 2014 IPO. uniQure granted 1,907,815 options under this plan.

2014 Share Option Plan

At the general meeting of shareholders on January 9, 2014, uniQure shareholders approved the adoption of the 2014 Incentive Plan. At the general meeting of shareholders on June 10, 2015 uniQure shareholders approved an amendment of the 2014 Incentive Plan, increasing the shares reserved for issuance by 1,070,000 to 2,601,471 to allow providing equity-based compensation beyond new hire grants.

Under the 2014 Incentive Plan, share options were granted on the date of grant and vest over a period of four years on the basis set out in Note 2.22 above. Any options that vest must be exercised by the tenth anniversary of the effective date of grant.

4D Option Plan

Following the agreement between the Group and 4D Molecular Therapeutics, the Group has granted options to purchase an aggregate of 609,744 ordinary shares in connection with this collaboration, and will recognize resulting share-based payment expense over three years (4D Option Plan).

Restricted Stock Units (RSU)

In 2014, the Group granted 179,068 RSU’s for which the Group recognized a share based expense of €1,117,000. Input to the valuation of the granted RSU’s are the share price at date of grant and the anticipated date of full and final vesting. The fair value at grant of the RSU’s is determined at $1.8 million (€1.5 million).

The 2012 Option Plan, the 2014 Option Plan and the 4D Option plan all qualify as equity-settled option plans. Movements in the number of outstanding share options granted in 2013, 2014 and 2015, were as follows:

	2012 Option plan		2014 Option plan		Other plans
	Number	Exercise Price	Number	Exercise Price	Number	Exercise Price
January 1, 2013	1,606,347	€3.07	—		—
Granted	301,468	€7.81	—		—
Forfeited	(210,853)	€3.07	—		—
Exercised	(5,118)	€3.07	—		—
December 31, 2013	1,691,844	€3.91	—	—	—	—
Granted	—	—	1,115,000	$9.40	609,744	€0.05
Forfeited	(11,338)	€3.07	(46,250)	$9.35	—	—
Exercised	(152,724)	€3.07	—	—	(152,436)	€0.05
December 31, 2014	1,527,782	€4.01	1,068,750	$9.40	457,308	€0.05
Granted	—	0	1,366,500	$18.26	200,000	$27.82
Forfeited	—	0	(94,092)	$10.39	—	—
Exercised	(449,838)	€3.98	(92,932)	$9.42	(304,872)	€0.05
December 31, 2015	1,077,944	€4.02	2,248,226	$14.75	352,436	€0.05 / $27.82

Of the 3,678,606 options outstanding (2014: 3,053,840, 2013: 1,691,844), 1,391,426 options (2014: 1,423,175, 2013: 773,442) were vested and exercisable (within limitations of the Group’s Insider Trading Policy). The weighted average life of options outstanding as at December 31, 2015 is 6.38 years. The weighted average exercise price of options vested and exercisable as at December 31, 2015, is €3.83 for the 2012 plan and $9.76 for the 2014 plan.

The options outstanding at December 31, 2015 include 900,000 options (800,000 options granted to the chief executive officer on appointment and 100,000 options granted as an incentive to the chief financial officer in August 2015) which are subject to the approval of uniQure’s shareholders at the 2016 shareholder meeting. The other plans include options granted to the shareholders of 4D and 200,000 options granted as an inducement grant in July 2015 to a member of Senior Management (as approved by the 2014 Option plan).

Options outstanding at the end of the year have the following weighted-average remaining contractual life and ranges of exercise prices:

Year ended December 31, 2015 Weighted average remaining contractual life	Range exercise price per share	Number of options

1 to 5 years	€ 0.05 - € 3.07 $ 9.35	971,718
6 years	€ 3.07	324,503
7 years	€ 10.10	141,319
8 years	$ 9.35 - $ 9.63	679,816
9 years	$ 14.71 - $ 27.96	1,561,250
At December 31, 2015		3,678,606

Year ended December 31, 2014 Weighted average remaining contractual life	Range exercise price per share	Number of options

1 to 5 years	€ 0.05	457,308
6 years	—	—
7 years	€ 3.07	1,435,653
8 years	€ 10.10	92,129
9 years	$ 9.35 - $ 9.63	1,068,750
At December 31, 2014		3,053,840

Year ended December 31, 2013 Weighted average remaining contractual life	Range exercise price per share	Number of options

1 to 5 years	—	—
6 years	—	—
7 years	—	—
8 years	€ 3.07	1,397,127
9 years	€ 3.07 - € 10.10	294,717
At December 31, 2013		1,691,844

Through January 15, 2015, the Group used the Black-Scholes option-pricing model to value these awards. Thereafter, the Group began using Hull option-pricing model (see note 2.2). Model input for the valuation is based on the following key variables:

	2013	2014	2015

Options with change of control and service based vesting conditions	—	3,053,840	3,678,606
Options with an IPO, change of control and service based vesting conditions	1,691,844	—	—
Share price (1)	—	$ 8.66 - $ 9.63	$ 14.71 - $ 27.96
Estimated fair value per option as of grant date	€ 3.40 - € 12.35	$ 5.24 - $ 5.93	$ 9.31 - $ 15.85
Expected volatility (2)	70%	70%	75%
Expected term (3)	5.5 - 6.3 years	6.11 years	6.11 and 10 years
Exercise price	€ 3.07 - € 10.10	€ 0.05 and $ 9.35 - $ 9.63	$ 14.71 - $ 27.96
Expected dividend yield (4)	0%	0%	0%
Risk-free rate (5)	0.4% - 1.2%	0.23%	0.57% - 0.62%

(1)             Closing share price on the grant dates.

(2)             uniQure used an estimated volatility figure, which was determined based on volatility analysis of companies in the same sector and of a similar size.

(3)             In 2013 — March 2015: period from grant until the expected exercise date, thereafter the contractual term of 10 years.

(4)             Group currently does not pay dividends and has no plans to do so.

(5)             Based on Government bonds with a term that is commensurate with the expected term of each option tranche. Also considered is the risk- free rate over the performance period for each option tranche.

In 2013, 301,468 options were granted (of which 252,652 options were granted to members of the Management Board and 10,000 options were granted to a member of the Supervisory Board). A total of 210,853 options were forfeited in 2013 (of which 140,652 options were forfeited from a member of the Management Board and 37,507 options were forfeited from a member of the Supervisory Board). In November 2013, a total of 5,118 options were exercised.

Under the 2014 Option Plan a total of 1,366,500 options were granted in 2015 (of which 1,100,000 options were granted to members of the Management Board and Senior Management) and 1,115,000 options were granted in 2014 (of which 332,500 options were granted to members of the Management Board and Senior Management). 16,668 of the options granted to the Management Board and Senior Management lapsed or were forfeited during 2015 (2014: 0). In 2015 no options (2014: 35,000 options) were granted to members of the Supervisory Board of which in 2015 none lapsed or was forfeited (2014: 5,000). Of the remaining 266,500 options granted in 2015 (2014: 747,500 options), 77,424 lapsed or were forfeited in 2015 (2014: 41,250). As of December 31, 2015 there were 3,678,606 options outstanding. An additional €21.6 million of share-based expense is expected to be recognized from 2016 through to 2019.

Expected option term

uniQure has considered various approaches to take into account the effects of expected early exercise whereby the length of the vesting period, the expected share price development, the expected share price volatility and the participants’ employee level within the organization have been analyzed. Prior to February 2015 uniQure management determined to take the effects of expected early exercise into account by using an estimate of an option’s expected life as an input into the Black-Scholes option-pricing model. As historical data about employees’ exercise behavior was limited, management’s estimate is based on a weighted average expected option life for the entire participant group. The resulting expected weighted-average life of the options granted is the midpoint between the vesting date and the contractual term of the options. Starting February 2015 the Group is using a Hull & White option model. The model captures early exercises by assuming that the likelihood of exercises will increase when the stock-price reaches defined multiples of the strike price. This analysis is included for the full contractual term.

Valuation of ordinary shares

The Group’s shares are listed on NASDAQ (ticker: QURE). At the date of each grant of options subsequent to the transaction between uniQure and AMT, and prior to date of listing, the fair value of the ordinary shares is determined by the Management Board and Supervisory Board, and takes into account the most recently available valuation of ordinary shares and the assessment of additional objective and subjective factors the Group believes are relevant.

Expected volatility

For option grants post April 2012, the volatility has been estimated solely by reference to the historical volatility of the publicly traded peer companies. This has resulted in an applied volatility of the options granted in the years ended December 31, 2013 and 2014. Based on the limited trading history of the Group’s shares on NASDAQ, between February 5, 2014 and December 31, 2015 the volatility for the year ended December 31, 2015 has been determined at 75%.

Further details regarding the total expense recognized in the Statement of Comprehensive Loss for share options granted to members of the Management Board, members of the Supervisory Board and Senior Management are set out in Note 30. The corresponding increase in equity is separately accounted for as other reserves.

14.                               Borrowings

	DECEMBER 31, 2014	DECEMBER, 31 2015
	(€ in thousands)
Non-current
Borrowings, non-current portion	16,418	13,434
Derivative financial instruments - related parties	—	530
Total non-current	16,418	13,964

Current
Borrowings, current portion	—	5,124
Borrowings-derivative	207	238
Derivative financial instruments - related parties	645	992
Total current	852	6,354
Total	17,270	20,318

Hercules borrowings, borrowings derivative

On June 14, 2013 the Group entered into a venture debt loan facility with the Hercules Technology Growth Corp. (“original facility”). This $10,000,000 facility agreement was amended and restated on June 26, 2014 (“amended facility”).  The initial facility provided for an interest-only period of 15 months following the completion of the Chiesi cooperation (see note 7). The amended facility increased the principal amount to $20,000,000, presented net of expenses for facility charges of 1.00% plus expenses related to legal counsel. The additional amount of $10,000,000 (€7,344,000) was received net of expenses of $218,000 (€160,000). The net cash inflow was $9,782,000 (€7,184,000). As the terms of the amended loan agreement changed significantly compared to the original loan agreement (maturity date, interest rate, payback schedule), the Group fully amortized the unamortized transaction costs at issue, resulting in an extra amortization charge through profit and loss in 2014 of $193,000 (€141,000).

The total loan commitment of the amended facility is $20,000,000 with an interest rate of 10.25%, which matures over a period of 48 months. Also included are two back-end fees of $345,000 and $250,000, due October 2016 and June 2018 respectively. The interest-only period is 18 months. The Group was initially required to repay the loan in monthly principal installments from January 2016 through June 2018. In December 2015 the interest only period was extended to April 2016 causing an increase in the final installment due in 2018.

During 2015, an amount of $2.3 million (€2.1 million), compared with $2.0 million (€1.6 million) for 2014, was recorded as finance expense in relation to the original and the amended facility.

The total value for the amended loan per December 31, 2015 was $20.0 million, i.e. €18.6 million, (2014: $20.0 million, i.e. €16.4 million) and is recorded net of expenses. The foreign exchange expense on the borrowings was €1.9 million in 2015 (2014: €1.8 million). The fair value of the borrowings equals their carrying amount, as the impact of discounting is insignificant as the loan is already amortized at a market conforming interest rate.

The original facility included a warrant. The warrant was not closely related to the host contract and was accounted for separately as a financial derivative measured at fair value though profit or loss. The fair value of this derivative is €238,000 (2014: 207,000) and is presented within current liabilities. The warrants included in the original loan agreement remain in place.

The amended Loan and Security Agreement contains covenants that restrict our ability to, among other things, incur future indebtedness and obtain additional financing, to make investments in securities or in other companies, to transfer our assets, to perform certain corporate changes, to make loans to employees, officers and directors, and to make dividend payments and other distributions. Further, the Group has periodic reporting requirements and is required to keep a minimum cash balance deposited in bank accounts in the United States, equivalent to the lesser of the outstanding balance of principal due and 50% of our worldwide cash reserves. This restriction on cash reserves only relates to the location of the cash reserves, but all cash reserves are at free disposal of the Group.

The amended Loan and Security Agreement contains default provisions that include the occurrence of a material adverse effect, as defined therein, which would entitle Hercules to declare all principal, interest and other amounts owed by us immediately due and payable. As of December 31, 2015, the Group was in compliance.

(Non-current) derivative financial instruments, related party

As part of the collaboration agreement (see note 4.1, BMS was granted two warrants, the Seventh Collaboration Warrant and the Tenth Collaboration Warrant. These warrants provide BMS the right to purchase an additional 10% equity ownership immediately after the exercise of said warrants. The Group has determined that BMS’ rights to acquire equity in the future are financial instruments, the fair market value of which will reduce the amount of deferred revenue to be recognized on the Group’s Consolidated Statement of Financial Position.

(Current) derivative financial instruments, related party

In 2012, uniQure entered into a convertible loan agreement with four of its major shareholders (Forbion, Gilde, Grupo Netco and Lupus Alpha), in respect of unsecured and unsubordinated convertible for a total amount of €3,497,000. In March 2013, uniQure increased the loan by an additional €10,000,000 investment by Coller Capital. Following the subscription for new equity by Chiesi, on July 21, 2013, the full convertible loan of €13,497,000 was converted on July 26, 2013 into new Class A Ordinary Shares, at a conversion price of €10.10 per share. As part of the original convertible loan arrangements, uniQure also issued warrants to the holders of the convertible loan. The warrants associated with the convertible loan, which survived the conversion of the loan, are presented in the Consolidated Statement of Financial Position as at December 31, 2015 within current liabilities as derivative financial instrument with a fair value of €992,000 (December 31, 2014: €645,000). During the twelve month period ended December 31, 2015, uniQure recognized € 347,000 in finance expenses (2014: finance income of € 77,000) related to fair value changes of the warrants.

15.                               Financial lease liabilities

uniQure leases certain leasehold improvements by means of finance leases including the following:

•                  Agreement between Beheersmaatschappij Dienstverlening en Deelneming AZUA BV (“BDDA”), a wholly-owned subsidiary of the AMC, and uniQure, regarding leasehold improvements at Meibergdreef, Amsterdam, end at September 30, 2016. The rent of the leasehold improvements amounts to €156,000 per year.

Finance lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default. The carrying amount corresponds to the fair value as terms of the contracts were agreed at arm’s length and market conditions for such contracts have not subsequently changed. The interest rate imposed by the lessor is 5.5% per annum.

The present value of finance lease liabilities is as follows:

	DECEMBER 31, 2014	DECEMBER 31, 2015
	(€ in thousands)
No later than 1 year	168	134
Later than 1 year and no later than 5 years	134	—
Later than 5 years	—	—
Future finance charges on finance leases	—	—
Total	302	134

16.                               Trade and Other payables

	DECEMBER 31, 2014	DECEMBER, 31 2015
	(€ in thousands)
Trade payables	4,860	3,835
Social security and other taxes	963	806
Other current liabilities	3,794	6,579

Total trade and other payables	9,617	11,220

The carrying values of trade and other payables are assumed to approximate their fair values.

Other current liabilities

As of December 31, 2015 and December 31, 2014, other current liabilities consisted principally of accruals for services provided by vendors but not yet billed, reimbursements received from research and development partners for expenses that have yet to be incurred and miscellaneous liabilities.

17.                               Revenues and deferred revenues

	December 31 2013	December 31 2014	December 31 2015
	(€ in thousands)
License revenues	440	883	2,854
Collaboration revenues	2,503	3,802	6,271
Product sales	—	—	300
Total	2,943	4,685	9,425

	December 31 2013	December 31 2014	December 31 2015
	(€ in thousands)
Deferred revenues current portion	1,279	1,328	6,115
Deferred revenues	15,679	15,387	75,962
Total	16,958	16,715	82,077

All revenues have been earned by Dutch entities.

License revenues

During the twelve months ended December 31, 2015, an amount of €2,854,000 (2014: €883,000 and 2013: €440,000) was recognized as license revenues. These amounts relate to the amortization of upfront and target designation payments received from the Group’s collaboration partners and are recognized as license revenue over the period of performance.

Upon closing of the Commercialization Agreement and the Co-Development and Commercialization Agreement with Chiesi on June 30, 2013, the Group received €17.0 million as a non-refundable upfront payment. Based on an assessment performed by the Group, the €17.0 million is amortized on a straight-line basis, and presented as license revenues, over a period from July 2013 through September 2032: the date of expiration of the last intellectual property protection related to the Group’s manufacturing process. The Group determined that the €17.0 million of up-front payments received from Chiesi constituted a single unit of accounting.

In conjunction with the closing and effective date of the BMS collaboration agreement on May 21, 2015, the Group received an upfront, non-refundable cash payment of €45.0 million ($50.0 million). As of the effective date, the Group recorded deferred revenue of €53.2 million, which was equal to the upfront consideration of €45.0 million, plus the premium paid for the initial equity investment over the fair market value of the ordinary shares issued to BMS (valued at €10.8 million), less the fair market value of the financial instruments linked to the Second Closing and the Seventh and Tenth Collaboration Warrants (€2.6 million). The deferred revenue will be amortized over a performance period beginning as of the effective date of the collaboration agreement and ending on the nineteenth anniversary of the effective date. On July 31, 2015 BMS selected the 2nd, 3rd and 4th collaboration targets, triggering a $15.0 million target designation payment (€13.7 million) to the Group. The target designation payment was recorded as deferred revenue on the Group’s Statement of Financial Position and will be amortized on a straight-line basis over 19 years starting August 1, 2015.

Collaboration revenues

Collaboration revenues, which are typically related to cost reimbursement from collaborators for the Group’s performance of research and development services under the respective agreements, are recognized on the basis of labor hours valued at a contractually agreed rate. Cost reimbursements to which the Group is entitled under agreements are recognized as collaboration revenues in the same quarter of the recorded cost they are intended to compensate.

During the twelve months ended December 31, 2015, an amount of €6,271,000 (2014: €3,802,000 and 2013: €2,505,000) was recognized as collaboration revenues. These amounts relate to reimbursement of certain approved research and development expenses under the Group’s collaboration agreements with Chiesi, BMS and Treeway.

Specifically, the Group is eligible for reimbursement from Chiesi for 50% of the approved development costs related to the development of AMT-060 for haemophilia B and for 50% of the approved costs related to the Group’s Phase IV study and registry for Glybera. Additionally, the Group is eligible for reimbursement from BMS for 100% of the approved research costs related to S100A1 and any other agreed targets contemplated in the collaboration agreement. The increase in the current period amount reflects the reimbursement of certain approved research expenses for S100A1 under the Group’s collaboration agreement with BMS.

Product revenue

Product revenue recognized in 2015 relates to the sale of Glybera.

18.                               Expenses by Nature, Cost of goods sold

In 2015, Cost of goods sold include cost of raw materials, directly attributable labor costs and directly related charges by third party service providers, and the royalties and other related payments to third parties the Group must make under the license agreements covering various aspects of the technology underlying the composition and manufacture of Glybera. In addition Cost of goods sold in 2015 include amortization of intangible assets of €0.3 million as well as amounts related to the repayment of government grants.

In 2013, Cost of goods sold resulted from a €0.8 million a repayment of a technical development loan to the Dutch government. This repayment was triggered by the €2.0 million upfront payment for the Glybera program that was collected from Chiesi in the second quarter of 2013.

Operating expenses included the following cost by nature:

	YEARS ENDED DECEMBER 31,
	2013	2014	2015
	(€ in thousands)
Employee benefit expenses	11,904	25,349	29,235
Laboratory and development expenses	3,404	5,462	9,686
Legal and advisory expenses	5,001	5,779	11,510
Office expenses	1,592	3,776	6,358
Patents and licenses	835	744	1,043
Other operating expenses	2,339	2,450	4,407
Depreciation and amortization expenses (see notes 6 and 7)	535	1,539	4,443
	25,610	45,099	66,682

Employee benefit expenses for the year ended December 31, 2015 include share-based payments of €7.6 million (2014: €9.5 million) of which €1.2 million (2014: €6.3 million) is related to the 4D Option Plan. Share-based payments, recorded under employee benefit expenses, for the year ended December 31, 2013 were €2.0 million.

	YEARS ENDED DECEMBER 31,
	2013	2014	2015
	(€ in thousands)
Wages and salaries	5,012	9,888	16,479
Social security costs	377	900	1,269
Share options and depository receipts	2,023	9,464	7,627
Pension costs - defined contribution plans	415	610	544
Other employee expenses	4,077	4,487	3,316
	11,904	25,349	29,235
Number of employees at the end of the period	87	162	198

For detailed disclosure on the remuneration of the Supervisory Board, the Management Board and Senior Management please refer to note 29.

19.                               Research and development expenses

Research and development expenses increased from €33,932,000 in the period ended December 31, 2014 to €46,781,000 in the period ended December 31, 2015. This increase reflected the expansion of the research and development activities to support the additional development and clinical activities associated with the Phase I/II study of AMT-060, the build-up of staff and increased GMP validation activities related to the Lexington facility, research efforts related to the 4D collaboration, as well as the further development of the other product candidates.

Research and development expenses increased from €13,182,000 in the period ended December 31, 2013 to €33,932,000 in the period ended December 2014, due to the expansion of the Group’s research and development activities and planned clinical study of AMT-060, the planned commercial launch of Glybera in the European Union, the build-up of staff in the Lexington facility, as well as the further development of Glybera and the other product candidates.

20.                               Selling, general and administrative expenses

Selling, general and administrative expenses increased from €11,167,000 for the period ended December 31, 2014 to €19,317,000 for the period ended December 31, 2015. The increase is driven by an increase in professional fees around corporate transactions, the build out of the administrative functions to meet the compliance requirements of a public company and the engagement of third party consultants to support the Group in various corporate and administrative activities.

Selling, general and administrative expenses decreased from €11,628,000 for the period ended December 31, 2013 to €11,167,000 for the period ended December 31, 2014. The decrease resulted principally from the high legal and audit related expenses incurred in 2013 for the preparation of uniQure’s initial public offering, partially offset by an increase of expenses in the period ended December 31, 2014, related to being a public company and the continued build-out of the administrative functions.

21.                               Other income / other losses

uniQure’s other income consists of government subsidies and grants that support uniQure’ s research efforts in defined research and development projects.

Other income was €708,000 in 2015 (2014: €773,000, 2013 €585,000) and relates to grants received and rebates on payroll taxes. In 2014 uniQure, Inc., the Group’s wholly owned subsidiary, received a grant from Massachusetts Life Science Company under its Job Incentive Program (New Job Creation). The monthly amortization (€13,000) of this grant started in December 2014.

The other gains / losses line represents the currency effect from regular operations whereas the currency risk associated with borrowings is presented under Finance Income or Expense.

22.                               Finance income and expense

	YEARS ENDED DECEMBER 31,
	2013	2014	2015
	(€ in thousands)
Finance income:
Interest income current accounts	58	167	109
Derivative gains	44	87	440
	102	254	549
Finance expense:
Derivative loss arising on early conversion of the loan	(1,333)	—	—
Derivative loss	(2,158)	—	—
Loan from related party	(691)	—	—
Venture debt facility	(165)	(3,432)	(4,008)
Finance leases	(40)	(28)	(15)
	(4,387)	(3,460)	(4,023)
Finance costs - net	(4,285)	(3,206)	(3,474)

Finance expenses related to the venture debt facility result from foreign exchanges losses between the USD and Euro of €1,911,000 for the twelve month period ended December 31, 2015 (2014: €1,834,000) as well as interest expense of €2,096,000 (2014: €1,598,000).

23.                               Income tax expense

In the Netherlands no tax charges or liabilities were incurred in 2013, 2014 and 2015 since the Group was in a loss-making position. No deferred tax asset has been recognized in respect of carry-forward losses.

	Years ended December 31,
(€ in thousands)	2013	2014	2015

Net loss before tax for the period	(26,820)	(35,891)	(71,911)
Expected tax expense / (income) at the tax rate enacted in the Netherlands (25%)	(6,705)	(8,973)	(17,978)
Difference in tax rate between the Netherlands and foreign countries	(59)	(755)	(1,663)
Tax rate impact related to internal asset transfer	—	—	(233)
Prior period adjustment related to current tax	—	—	15
Tax benefit from recognition of unrecognized deferred tax asset (including losses carried forward)	—	—	(176)
Non deductible expenses, net	1,486	3,544	2,025
Deferred tax asset (including losses carried forward) not recognized in the current period	5,278	6,184	17,563
Tax expense / (income) recorded in the period	—	—	(447)
Tax expense / (income) recorded in the period
Current tax expense / (income)	—	—	48
Deferred tax expense / (income)	—	—	(479)
	—	—	(431)

As part of the acquisition of InoCard in Germany in 2014 the Group capitalized the fair value of the acquired in progress research and development as an intangible asset. For tax purposes, research results are being expensed. The Group recognized a deferred tax liability at 30% of the asset’s fair value, i.e. €1,379,000. Following the acquisition the research at the German site was effectively integrated into uniQure’s Dutch operations. In December 2015 uniQure legally transferred, with economic effect as of the acquisition date, the intellectual property of the German entity to a Dutch entity. In respect of the transfer the Group recognized a €0.9 million deferred tax asset for the excess of the underlying patent’s tax basis over the patent’s carrying amount. This immaterial error was corrected through a reduction of goodwill recorded in the acquisition as at December 31, 2015 (see note 2.2.a). The patent formed an integral part of the acquired research and development intangible asset. Consequently the intangible was transferred along with the patent resulting in remeasuring the associated deferred tax liability of €479,000 at the Dutch purchaser’s effective tax rate of 25%. The Dutch entity as from the economic transfer date onward funds the research of the German site, which allowed the German entity to utilize the 2014 losses carried forward resulting in current tax expenses for 2014 and 2015 of €47,622.

The expenses not deductible for tax purposes are largely driven by the Group’s share-based compensation plans for an amount of €1,907,000 in 2015 (2014: €2,365,000).

The net result in 2013 for uniQure Inc. (USA) translated into taxable loss of nil as for tax purposes under Sec 195 (startup costs) all book expenses were capitalized to offset the loss. At the time of filing its 2014 tax return in September 2015 the Group revised its assumption that it had started an “active trade or business” in 2014 and consequently capitalized a further $3.6 million of start-up expenses. uniQure Inc. intends to capitalize $18.9 million in start-up losses for 2015. Future amortization of start-up cost will be available for offset against future taxable income. uniQure Inc. will additionally benefit from a reversal of accruals at the time these will be settled in cash. These temporary differences will roll up into future operating losses. uniQure Inc. currently does not expect to utilize the above tax benefits within the foreseeable future and therefore did not recognize a deferred tax asset.

Under Dutch income tax law a tax loss carry-forward is subject to a time limitation of nine years. Losses incurred in the years up to 2006 can still be offset against profits up to and including 2015. In connection with the transfer of the AMT Business from AMT to uniQure, uniQure has discussed with Belastingdienst, the Dutch tax authorities, the transfer of all accumulated tax losses that relate to the AMT Business, excluding tax losses relating specifically to the activities of the AMT legal entity.

In order to promote innovative technology development activities and investments in new technologies, a corporate income tax incentive has been introduced in Dutch tax law called the Innovations Box. For the qualifying profits, the Group effectively owes only 5% income tax (should available tax losses carried forward be utilized) instead of the general tax rate of 25.0%. Because uniQure is loss-making it has not currently made any application to the tax authorities for such an agreement, but intends to do so when it reaches profitability.

As of December 31, 2015, the Dutch fiscal unity has an estimated €185.5 million (2014: €145.1 million) of taxable losses that can be offset in the following nine years. The expiration dates of these Dutch losses, is summarized in the following table. In the year ended December 31, 2015, the amount of unused tax losses that expired was €4.2 million (2014: €1.3 million).

(€ in thousands)	2016	2017	2018	2019	>2020

Loss expiring	35,608	16,709	18,127	16,476	98,556

24.                               Other comprehensive income

For the period ended December 31, 2015, other comprehensive income of €1,250,000 represents the foreign currency translation gains arising from the U.S. subsidiary, which was established in 2013 (for the period ended December 31, 2014: €1,149,000, 2013: € 12,000).

25.                               Loss per share

Basic loss per share

Basic loss per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of shares outstanding during the period.

	December 31 2013	December 31 2014	December 31 2015

Loss attributable to equity holders of the Company (€ in thousands)	(26,820)	(37,040)	(72,807)
Weighted average number of ordinary shares outstanding	10,795,713	17,121,328	22,082,345
Loss per Share (€)	(2.48)	(2.16)	(3.30)

Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Due to the fact that the Group is loss making, all potential ordinary shares would have an antidilutive effect, if converted, and thus have been excluded from the computation of loss per share.

	December 31 2013	December 31 2014	December 31 2015

Warrants	170,802	170,802	170,802
BMS warrants (1)	—	—	3,088,027
Share options under 2012 Plan	1,691,844	1,527,782	1,077,944
Share options under 2014 Plan	—	1,068,750	2,248,226
Other options	—	457,308	352,436
RSU’s	—	179,068	179,068
Total	1,862,646	3,403,710	7,116,503

(1) The number of BMS warrants was determined using management’s best estimate of shares to be issued (see note 4.1).

26.                               Dividends per share

The Group did not declare dividends for the years ended December 31, 2015, 2014 and 2013.

27.                               Commitments and Contingent liabilities

Royalties and milestones

In the course of its business uniQure, enters as a licensee into contracts with other parties with regard to the development and marketing of its pipeline products. Among other payment obligations, the Group is obligated to pay royalties to the licensors based on future sales levels and milestone payments whenever defined milestones are met. As both future sales levels and the timing and achievement of milestones are uncertain, the financial effect of these agreements cannot be estimated reliably.

Operating lease commitments

uniQure leases various office space and laboratory space under operating lease agreements. The Group leases its headquarters under an agreement between uniQure and Academisch Medisch Centrum (“AMC”), represented by Beheersmaatschappij Dienstverlening en Deelneming AZUA B.V. (“BDDA”) and Amsterdam Vector Productions B.V. (“AVP”), both subsidiaries of AMC (Second Rental Agreement) in respect of facilities located at Meibergdreef 61 Amsterdam, from October 1, 2005 until September 30 2016, and an agreement for the lease of facilities at Meibergdreef 57, Amsterdam, from July 1, 2006 until December 31, 2017. The aggregate annual lease payments amount to €798,000. On March 17, 2015 the Group signed a further agreement with AMC for the lease of office space at Tafelbergweg 51, Amsterdam until December 31, 2017.

On April 14, 2015, the Group entered into a lease agreement with Jan Snel B.V. in respect of laboratory facilities located on AMC grounds, from October 12, 2015 until October 11, 2018. The Group started using these facilities on October 12, 2015.

In November 2015, the Group concluded an overall agreement with AMC which entitles the Group to occupy the Amsterdam facilities up to a maximum of December 31, 2019. The Group expects to leave the facilities at December 31, 2016 as a result of the new lease agreement entered in March 2016 (refer to note 31).

The lease expenditure charged to the Statement of Comprehensive Loss for Amsterdam-based operating leases amounts to €868,000 in the year ended December 31, 2015 (2014: €550,000, 2013: €542,000). The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	DECEMBER 31, 2014	DECEMBER, 31 2015
	(€ in thousands)
No later than 1 year	1,918	2,882
Later than 1 year and no later than 5 years	6,394	8,063
Later than 5 years	7,285	6,335

Total	15,597	17,280

On July 24, 2013, uniQure entered into an agreement for the lease of facilities at 113 Hartwell Avenue, Lexington, Massachusetts, United States that became effective from November 5, 2013 onwards until November 5, 2023. uniQure has an option to extend the lease for up to an additional 10 years. The aggregate lease payments for the period to November 5, 2023 amount to $18,937,000 (€17,278,000), including an initial rent-free period of seven months from the commencement of the lease which was effective at November 5, 2013.

The lease payments under an operating lease will be recognized as an expense on a straight line basis over the full duration of the lease, taking into account the lease incentives in a total amount of $7,259,000 (€6,469,000) as received from the landlord. This results in a monthly expense of $92,680 (€85,113). During 2015, the Group expensed a total amount of $1,112,162 (€1,003,795). As of December 31, 2015, the Group recorded a total deferred rent of $6,877,000 (€6,316,000), with a current element of $630,000 (€579,000).

Research and development commitments

uniQure has entered into research and development commitments in relation to uniQure’s product pipeline. The future aggregate minimum payments under these commitments are as follows:

	DECEMBER 31, 2014	DECEMBER, 31 2015
	(€ in thousands)
No later than 1 year	306	503
Later than 1 year and no later than 5 years	—	—
Later than 5 years	—	—

Total	306	503

Grant commitments

From October 1, 2000 until May 31, 2005, AMT (uniQure’s predecessor entity) received a technical development loan from the Dutch government in relation to development of Glybera. This grant includes a repayment clause in the event the Group generates revenues from the related project. AMT received total grants of €3,605,000 relating to eligible project costs in the grant period. The grant amount received bears interest of 5.7% per annum and must be repaid in the period January 1, 2008 through December 31, 2019 as a percentage of revenues which are derived from product sales of Glybera. If future royalty payments are not sufficient to repay the grant on or prior to December 31, 2019, or if there are no revenues generated, the remaining balance will be forgiven. Repayment obligations continue to apply if the product is not commercialized or transferred to others. The total amount of the contingent commitment as at December 31, 2015 was €6,154,000 (2014: €5,822,000), comprising the original total amount of the grant together with accrued interest.

28.                               Related-party transactions

In the period ended December 31, 2015 and 2014, the Management Board and other Senior Management received regular salaries and contributions to post-employment schemes. Additionally, selected members of the Supervisory Board received compensation for their services in the form of cash compensation. The Group entered into share-based transaction with the shareholders of 4D. One of 4D’s managing directors currently serves on our Supervisory Board (see notes 2.22 and 13).

The Group recognizes shareholders holding more than 5% of the Group’s ordinary shares also as related parties. During the period January 1, 2014 and December 31, 2015, the following parties beneficially held more than 5% of the Group’s ordinary shares.

Bristol Myers Squibb

Chiesi Farmaceutici S.p.A

Coller Capital

Fidelity Management & Research Company

Forbion Capital Partners

Gilde Healthcare Partners

Lupus Alpha PE Champions

Funds affiliated with Forbion Capital partners have a material interest in the Group. In addition, Professor Sander van Deventer and Mr. Sander Slootweg, who were appointed as members of the Supervisory Board of uniQure on April 5, 2012, are each partners of Forbion.

On April 6, 2015 the Group and Bristol Myers Squibb (“BMS”) entered into various commercial and investment agreements. On August 7, 2015, BMS increased its share in the Group to 9.9% from 4.9%, which was acquired in June 2015.

Chiesi became a related party following the commercial and investment agreements concluded with the Group on June 30, 2013, and Coller Capital became a related party following the conversion of the convertible loan in July 2013.

Funds affiliated with Lupus Alpha, Fidelity and Gilde Healthcare have or held a material interest in the Group.

Transactions

The related parties identified above participated in the following transactions during the periods ended December 31, 2015, and December 31, 2014.

The Group had a receivable outstanding with BMS of €927,412 as at December 31, 2015. These amounts related to reimbursable expenses incurred in connection with the Group’s collaboration agreement with BMS. During the twelve month period ended December 31, 2015 the Group generated €2,103,963 in collaboration revenues. For a further description of BMS related transactions please refer to notes 1, 3, 4, 14 and 17.

During the twelve month period ended December 31, 2015, the Group generated €4,167,129 (2014: €3,292,000) in revenues with Chiesi. As of December 31, 2015 the Group has a receivable outstanding with Chiesi of €2,864,943 (2014: €2,404,000).

29.                               Key management compensation

Supervisory board

The aggregate remuneration of the Supervisory Directors amounted to €354,000 in 2015 (2014: €340,000, 2013: €400,000) as follows:

Year ended December 31	Share-based payments (1)	Advisor’s fees	2015 total	2014 total	2013 total
	(in thousands €)

Ferdinand Verdonck	10	84	94	107	281
Sander van Deventer (2)	10	47	57	22	—
Joseph Feczko	10	36	46	49	58
Francois Meyer (3)	(8)	—	(8)	51	58
Sander Slootweg (4)	15	14	29	15	—
Phillipe van Holle (5)	—	—	—	—	(40)
Paula Soteropoulos (6)	—	38	38	78	43
Will Lewis (7)	19	59	78	18	—
Philip Astley-Sparke (8)	—	20	20	—	—

Total	56	298	354	340	400

(1)                                 The share-based payment reflects the value of equity-settled share options expensed during the year, as required by IFRS 2.

(2)                                 Following the combination of uniQure and AMT on April 5, 2012, Professor van Deventer has received no remuneration until after the IPO.

(3)                                 Resigned December 31, 2014.

(4)                                 Mr. Slootweg received no remuneration until after the IPO, resigned on June 10, 2015.

(5)                                 Resigned January 1, 2013

(6)                                 Appointed June 5, 2013.

(7)                                 Appointed June 11, 2014.

(8)                                 Appointed June 10, 2015.

Management Board and Senior Management

The total remuneration (excluding share-based payments) paid to or for the benefit of members of the Management Board and Senior Management in 2015 amounted to approximately €4,000,000 (2014: €2,670,000).

The table below sets out a breakdown in the remuneration for the year ended December 31, 2015 of the members of the Management Board and Senior Management:

Year ended December 31, 2015	Short term employee benefits	Share-based payments (1)	Post employment benefits	Termination benefits	Total
	(in thousands €)

Dan Soland (2)	—	144	—	—	144
Joern Aldag (3)	1,120	1,378	22	23	2,543
Matthew Kapusta (4)	600	684	—	—	1,284
Total for management directors	1,720	2,206	22	23	3,971
Senior management	2,234	1,435	85	—	3,754
Total	3,954	3,641	107	23	7,725

(1)                                 The share-based payment reflects the value of equity- settled share options expensed during the year, as required by IFRS 2 as well as the RSU granted in 2014 to Jorn Aldag.

(2)                                 Dan Soland was appointed December 18, 2015. His appointment to the Management Board is subject to the approval at uniQure’s 2016 annual general meeting.

(3)                                 Joern Aldag resigned from the Management Board and as Chief executive officer effective December 18, 2015.

(4)                                 Matthew Kapusta joined in January 2015. He was appointed to the Management Board at our 2015 annual general meeting in June 2015.

On December 18, 2015 the Group and Mr. Aldag agreed to terminate his employment as at August 31, 2016. Mr. Aldag will continue to be employed and serve as an advisor to the Supervisory Board. At the end of his 8 month service period he will be entitled to receive €22,780 in termination benefits. Mr. Aldag was granted a bonus of €689,716 in recognition of the transformational BMS Collaboration agreement and his options under the 2014 share incentive plan will accelerate in full as of the termination date. On January 29, 2016 the parties amended the termination agreement. Mr. Aldag’s employment will terminate as of May 31, 2016. His severance pay will be increased by the salary he would have received from June 1 to August 31, 2016.

Year ended December 31, 2014	Short term employee benefits	Share-based payments (2)	Post employment benefits	Termination benefits	Total
	(in thousands €)

Joern Aldag	484	629	25	—	1,138
Piers Morgan (1)	162	31	—	—	193
Total for management directors	646	660	25	—	1,331
Senior management	1,791	1,437	208		3,436
Total	2,437	2,097	233	—	4,767

(1)                                 Piers Morgan resigned from the Group effective May 20, 2014.

(2)                                 The share-based payment reflects the value of equity- settled share options expensed during the year, as required by IFRS 2 as well as the RSU granted in 2014 to Jorn Aldag.

The table below sets out a breakdown in the remuneration for the year ended December 31, 2013 of the members of the Management Board and Senior Management:

Year ended December 31, 2013	Short term employee benefits	Share-based payments (1)	Post employment benefits	Termination benefits	Total
	(in thousands €)

Joern Aldag	480	266	41	—	787
Piers Morgan	267	111	19	—	397
Total for management directors	747	377	60	—	1,184
Senior management	1,101	873	109		2,083
Total	1,848	1,250	169	—	3,267

(1)         The share-based payment reflects the value of equity- settled share options expensed during the year, as required by IFRS 2.

Shares and share options held by Key Management

Options

Changes of options granted to employees who are part of the Group’s Management at December 31, 2015 are as follows:

	Number of			Number of options
	options at	Options granted	Changes in Key	at December 31,
	January 1, 2015	during the year	Management	2015
Dan Soland	—	800,000	—	800,000
Joern Aldag (1)	450,065	—	(450,065)	—
Matt Kapusta	—	200,000	—	200,000
Senior Management	894,608	300,000	(468,304)	726,304
Total	1,344,673	1,300,000	(918,369)	1,726,304

(1)                                 Joern Aldag resigned from the Management Board effective December 18, 2015.

Restricted Stock Units (RSU’s)

Changes of RSU’s owned by employees who are part of the Group’s Management at December 31, 2015 are as follows:

	Number of RSU’s at January 1, 2015	RSU’s granted during the year	Changes in Key Management	Number of RSU’s at December 31, 2015
Joern Aldag (1)	179,068	—	(179,068)	—

(1)                                 Joern Aldag resigned from the Management Board effective December 18, 2015.

Pursuant to an agreement dated October 8, 2014 Jorn Aldag was granted, effective August 26, 2014 a total of 179,068 Restricted Stock Units. All of these RSU’s vested in March 2016.

Receivables senior management

	December 31,
	2015	2014
	(in thousands €)

Receivables from Senior Management	22	22
Total	22	22

These receivables relate to certain wage tax liabilities settled by AMT on behalf of Senior Management in connection with purchases of AMT depositary receipts in 2007; these amounts are repayable to uniQure on sale of the related Group’s ordinary shares or on the respective employee ceasing to be employed by the Group.

30.                               Litigation and Arbitration

On December 11, 2013, the Group received a formal request for arbitration from Extera Partners, a consulting firm based in Cambridge, Massachusetts, alleging a fee to be due in respect of consulting services provided to the Group in connection with a partnering transaction. The International Court of Arbitration at the International Chamber of Commerce received the request for arbitration on December 12, 2013. The amount claimed is 2.5% of all proceeds, including equity investments, the Group received from Chiesi pursuant to its collaboration agreements entered into in the second quarter of 2013.

On May 12, 2014, the ICC appointed and confirmed a sole arbitrator. On October 1, 2014, Extera Partners LLC filed its Statement of Case that includes an estimated claim based on the formula mentioned above and on Extera’s estimate of potential future revenues. An evidentiary hearing took place in July 2015 and post hearing briefs and reply submissions were filed in October 2015. The Group has denied the claim and intends to vigorously defend against it.

On April 5, 2016, the Group was notified of a partial award of the sole arbitrator. The sole arbitrator partially found in Extera Partners’ favor and held that it was entitled to €581,000 (plus interest) in success fees in respect of consideration received to date in connection with the relevant partnering transactions. Decisions on Extera Partners’ claim for a success fee in respect of potential future revenues in connection with the relevant partnering transactions, and on the costs of the arbitration, will be made in further proceedings. The Group intends to continue to vigorously defend against Extera Partners’ claims. As of the reporting date the Group accrued (€1.3 million) in success fees, legal fees and interest.

31.                               Events after the reporting date

New lease Amsterdam

On March 1, 2016, the Group entered into a 16 year lease contract for a new 9,600 square-meter facility in Amsterdam. The lease commenced on March 1, 2016. The Group intends to consolidate its current three Amsterdam sites at the new site in December 2016. The future aggregate minimum lease payments under non-cancellable amount to €21.1 million.

Extera legal claim

See note 30.

32. Signing of the Consolidated Financial Statements

Amsterdam, May 2, 2016

Statutory Director	Supervisory Directors

Matthew Kapusta, Chief Financial Officer	Ferdinand Verdonck, Chairman

Sander van Deventer, Member

Joseph Feczko, Member

Will Lewis, Member

David Schaffer, Member

Paula Soteropoulos, Member

Philip Astley Sparke

E             Company-only Financial Statements uniQure N.V. for the year ended December 31, 2015

Balance Sheet of uniQure N.V.	96
Income Statement of uniQure N.V.	97
Notes to the Company-only Financial Statements	98

Company-only Balance Sheet of uniQure N.V.

(€ in thousands)

		As of December 31,
	NOTE	2014	2015
Assets

Non-current assets
Financial fixed assets	4	45,029	121,022
Non-current assets		45,029	121,022

Current assets
Cash and cash equivalents		18	4
Total current assets		18	4
Total assets		45,047	121,026
Equity
Share capital		905	1,216
Share premium		100,708	239,400
Other reserves		17,149	26,026
Accumulated deficit		(74,411)	(148,485)
Total equity	5	44,351	118,157
Liabilities
Non-current liabilities
Debt to related party—embedded derivative	7	0	530
Current liabilities
Social security and other personnel related	6	51	20
Debt to related party—embedded derivatives	7	645	992
Provision	3	0	1,327
Total liabilities		696	2,869
Total equity and liabilities		45,047	121,026

The accompanying notes form an integral part of these Company-only Financial Statements.

Company-only Income Statement of uniQure N.V.

(€ in thousands)

	Year ended December 31,
	2014	2015
Income from subsidiaries after taxes	(27,653)	(64,385)
Result uniQure N.V.	(9,387)	(9,689)
Net result	(37,040)	(74,074)

Notes to the Company-only Financial Statements

1. General

uniQure N.V. was incorporated on January 10, 2012 and the period from incorporation to December 31, 2012 is the first for which uniQure prepared financial statements.

The Company-only Financial Statements are part of the 2015 Financial Statements of uniQure N.V. On February 10, 2014, the Company converted from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands into a public company with limited liability (naamloze vennootschap), and changed its legal name from uniQure B.V. to uniQure N.V.

With reference to the Company-only Income Statement of uniQure N.V., use has been made of the exemption pursuant to Section 402 of Book 2 of the Dutch Civil Code. For setting the principles for the recognition and measurement of assets and liabilities and determination of the result for its Company-only Financial Statements, uniQure N.V. makes use of the option provided in Section 2:362 (8) of the Dutch Civil Code.

The Company is the parent Company of the uniQure group and is listed at the Nasdaq. The Company provides intercompany funding to its operational subsidiaries in the form of loans and equity financing. The Company conducts its business through its Dutch subsidiary uniQure Biopharma B.V. (“Biopharma”). Biopharma owns the U.S. operating entity uniQure Inc. as well as the German operating entity uniQure GmbH. The Company issued a joint and several liability statement per section 2 art 403 of the Dutch Civil Code, for the benefit of its Dutch subsidiaries, thereby establishing a contingent liability.

uniQure N.V. forms a fiscal unity with its Dutch subsidiaries for income tax purposes. In accordance with the standard conditions, a company and its subsidiaries that form the fiscal unity are jointly and severally liable for tax payable by the fiscal unity. The allocation of the tax expense will be considered at the time when the Company will be eligible to process tax expenses.

2. Basis of preparation

These Company-only Financial Statements are prepared based on IFRS recognition and measurement principles as issued by the International Accounting Standards Board and as adopted by the European Union for the two financial years ended December 31, 2015. Please see the Notes to the Consolidated Financial Statements for a description of these recognition and measurement principles.

In the Company-only Financial Statements, investments in subsidiaries and long-term loan receivables are measured at their net asset value, being the equity of the respective subsidiary. The carrying amount of long-term loan receivables is only reduced to the extent that the investment into the respective borrowing subsidiary has been fully written off.

The Company-only Financial Statements have been prepared on a going concern basis based on the Company’s cash and cash equivalents as at December 31, 2015 and the Company’s budgeted cash flows for the twelve months following the signature date.

3. Other matters

On April 9, 2015, the Company announced the pricing of its follow-on public offering of 3 million ordinary shares at price to the public of $29.50 per ordinary share. After deducting underwriting discounts but before share issuance expenses, the net proceeds of the follow-on public offering were $83.2 million (€77.2 million). The offering closed on April 15, 2015.

On April 6, 2015, the Company and its wholly owned Dutch subsidiary uniQure Biopharma B.V. entered into agreements with Bristol Myers Squibb (“BMS”), which provide BMS exclusive access to uniQure’s gene therapy technology platform for multiple targets in cardiovascular and other target-specific disease areas. The collaboration includes uniQure’s proprietary S100A1 gene therapy program in congestive heart failure. In addition, uniQure will collaborate with BMS on up to nine additional gene therapy targets addressing a broad range of cardiovascular and other target-specific disease areas. uniQure will be responsible for discovery, preclinical development, and chemistry, manufacturing and controls (CMC), and will provide BMS its vector technologies and access to its industrial, proprietary insect-cell based manufacturing platform. uniQure will be responsible for CMC portions of regulatory filings, and will co-operate with BMS in the preparation of all regulatory materials and interactions with regulatory authorities. BMS will be responsible for clinical development and all commercial activities across all programs.

The financial terms consist of payments to uniQure of up to $140.4 million (€128.1 million) comprising upfront payments, target designation fees and the issuance of shares. Upon the closing of the collaboration agreement in May 2015, uniQure received $50 million (€45.0 million). An additional $15 million (€13.7 million) payment was received on July 31, 2015 upon the designation of three additional collaboration targets by BMS.

In addition, pursuant to the collaboration agreements, in June 2015 BMS purchased 1.1 million of the Company’s ordinary shares for aggregate consideration of $37.6 million (€33.4 million). Immediately after the issuance, BMS owned 4.9% of the Company’s outstanding ordinary shares.

On August 7, 2015, the Company issued an additional 1.3 million of its ordinary shares to BMS for aggregate consideration of $37.9 million (€34.7 million). Immediately after the issuance, BMS owned 9.9% of the Company’s outstanding ordinary shares.

On April 5, 2016, the Company was notified of a partial award of the sole arbitrator. The sole arbitrator partially found in Extera Partners’ favor and held that it was entitled to €581,000 (plus interest) in success fees in respect of consideration received to date in connection with the relevant partnering transaction. Decisions on Extera Partners’ claim for a success fee in respect of potential future revenues in connection with the relevant partnering transaction, and on the costs of the arbitration, will be made in further proceedings. The Company intends to continue vigorously to defend against Extera Partners’ claims. As of the reporting date the Group accrued (€1.3 million) in success fees, legal fees and interest. For further information see note 30 to the Consolidated Financial Statements.

4. Financial fixed assets

uniQure N.V. holds the following direct subsidiaries:

Name	Percentage of shares owned	Statutory seat
uniQure biopharma B.V.	100%	Amsterdam
uniQure IP B.V.	100%	Amsterdam

(€ in thousands)	Loans to Subsidiaries(1)	Subsidiaries	Total

Cost	98,827	2,547	101,374
Accumulated impairments	(53,798)	0	(53,798)
Accumulated losses	—	(2,547)	(2,547)
Carrying amount at January 1, 2015	45,029	0	45,029

Cost	239,830	2,547	242,377
Accumulated impairment	(118,808)	0	(118,808)
Accumulated losses	—	(2,547)	(2,547)
Carrying amount at December 31, 2015	121,022	0	121,022

Movements during 2015
Carrying amount at January 1, 2015	45,029	—	45,029
Additions	141,003	—	141,003
Impairment	(65,010)	—	(65,010)
Carrying amount at December 31, 2015	121,022	—	121,022

At December 31, 2015, the Company has a loan receivable of €238.2 million from Biopharma as well as from other Dutch subsidiaries of €1.6 million. Biopharma’s net equity deficit at December 31, 2015 amounts to €121.4 million. The loan receivables of the Company to Biopharma and shares owned in Biopharma have been impaired to the amount of net equity deficit.

The intercompany loan receivables were provided as part of the integrated business model and ongoing funding of operations (see note 1) without a specified term and bear no interest. The Company expects that the intercompany loans will not be repaid prior to December 31, 2016, and consequently presented these as non-current financial assets.

5. Shareholders’ equity

During the period covered by these Company-only Financial Statements uniQure had a single class of shares which are denominated as ordinary shares.

	Attributable to equity holders of the Company
(€ in thousands)	Share capital	Share premium	Other reserves	Accumulated deficit	Total equity
Balance at December 31, 2014	905	100,708	17,149	(74,411)	44,351
Result for the year	—	—	—	(74,074)	(74,074)
Other Comprehensive Income	—	—	1,250	—	1,250
Capital contributions	311	139,304	—	—	139,615
Share issuance costs	—	(612)	—	—	(612)
Share-based payment expenses	—	—	7,627	—	7,627
Balance at December 31, 2015	1,216	239,400	26,026	(148,485)	118,157

Further disclosures relating the capital contributions and share-based payment expenses be found in notes 12 and 13 of the Consolidated Financial Statements.

As of December 31, 2015, a total of 24,327,944 ordinary shares were issued and paid up in full at a nominal value of €0.05 per share (2014: 18,092,194 ordinary shares, 2013: 12,194,906 ordinary shares at €0.05 per share). Of these, 6,235,750 ordinary shares were issued during the year (2014: 5,897,288 ordinary shares and 2013: 2,541,411 ordinary shares).

The total payment with respect to these shares issued during the period is presented as €139.6 million (2013: €64.6 million and 2013: €27.8 million).

During the year the Company’s subsidiary uniQure Biopharma B.V. impaired its loan receivable to uniQure IP B.V. for an amount of €1.3 million resulting in a corresponding reduction of uniQure Biopharma B.V.’s shareholder’s equity and consequently in an impairment of the Company’s loan receivable from uniQure Biopharma B.V. The loss on a loan between two subsidiaries of the Company was eliminated in the Consolidated Financial Statements of the Company for the year ended December 31, 2015, resulting in a loss for the year of €72.8 million compared to €74.1 million in the Company-only Financial Statements.

6. Compensation of the Management Board and Supervisory Board

For the period ending December 31, 2015, the Company recorded an amount of €20 thousand (December 31, 2014: €51 thousand) for social security and payroll tax obligations, in relation to the Management Board.

The Compensation to the Management Board for the years ended December 31, was as follows:

	Short-term benefits		Share-based payments(1)		Post-employment benefits		Termination benefits		Total
	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015

Dan Soland	—	0	—	144	—	0	—	0	—	144
Joern Aldag	484	1,120	629	1,378	25	22	—	23	1,138	2,543
Matthew Kapusta	—	600	—	684	—	0	—	0	—	1,284
Piers Morgan	162	—	31	—	0	—	0	—	193	—
Total	646	1,720	660	2,206	25	22	0	23	1,331	3,971

(1)                                  The share-based payment reflects the value of equity- settled share options expensed during the year, as required by IFRS 2 as well as the RSU granted in 2014 to Jorn Aldag.

Dan Soland

Dan Soland was appointed December 18, 2015. Dan Soland was awarded 800 thousand options on the date of his appointment. His appointment to the Management Board as well as the award of the options are subject to the approval at the Company’s 2016 annual general meeting. He is employed by uniQure Inc.

Joern Aldag

On December 18, 2015, the Company and Mr. Aldag agreed to terminate his employment as at August 31, 2016. Mr. Aldag will continue to be employed and serve as an advisor to the Supervisory Board. At the end of his 8 month service period he will be entitled to receive €22,780 in termination benefits. Mr. Aldag was granted a bonus of €689,716 in recognition of the transformational BMS Collaboration agreement and his options under the 2014 share incentive plan will accelerate in full as of the termination date. On January 29, 2016 the parties amended the termination agreement. Mr. Aldag’s employment will terminate as of May 31, 2016. His severance pay will be increased by the salary he would have received from June 1 to August 31, 2016. Mr. Aldag is the only employee of the Company.

Matthew Kapusta

Matthew Kapusta joined in January 2015. He was appointed to the Management Board at our 2015 annual general meeting in June 2015. He is employed by uniQure Inc.

Piers Morgan

Piers Morgan resigned from the Company effective May 20, 2014.

The Compensation to the Supervisory Board was as follows:

Year ended December 31	Share-based payments (1)	Advisor’s fees	2015 total	2014 total	2013 total
	(in thousands €)

Ferdinand Verdonck	10	84	94	107	281
Sander van Deventer (2)	10	47	57	22	—
Joseph Feczko	10	36	46	49	58
Francois Meyer (3)	(8)	—	(8)	51	58
Sander Slootweg (4)	15	14	29	15	—
Phillipe van Holle (5)	—	—	—	—	(40)
Paula Soteropoulos (6)	—	38	38	78	43
Will Lewis (7)	19	59	78	18	—
Philip Astley-Sparke (8)	—	20	20	—	—

Total	56	298	354	340	400

(1)                                 The share-based payment reflects the value of equity-settled share options expensed during the year, as required by IFRS 2.

(2)                                 Following the combination of uniQure and AMT on April 5, 2012, Professor van Deventer has received no remuneration until after the IPO.

(3)                                 Resigned December 31, 2014.

(4)                                 Mr. Slootweg received no remuneration until after the IPO, resigned on June 10, 2015.

(5)                                 Resigned January 1, 2013

(6)                                 Appointed June 5, 2013.

(7)                                 Appointed June 11, 2014.

(8)                                 Appointed June 10, 2015.

Personal loans or guarantees have not been provided by any member of the uniQure Group to any member(s) of the Supervisory Board, nor to any member(s) of the Management Board.

7. Debt to related parties

BMS warrants

As part of the collaboration agreement (see note 4.1 to the Consolidated Financial Statements) BMS was granted two warrants, the Seventh Collaboration Warrant and the Tenth Collaboration Warrant. These warrants provide BMS the right to purchase an additional 10% equity ownership immediately after the exercise of said warrants. The Company has determined that BMS’ rights to acquire equity in the future are financial instruments. The instruments are presented within non-current liabilities.

During the twelve month period ended December 31, 2015 the Company recognized a gain of €817,250 in finance expenses (2014: €0) related to fair value changes of the warrants.

Warrants convertible loan

In 2012, uniQure entered into a convertible loan agreement with four of its major shareholders (Forbion, Gilde, Grupo Netco and Lupus Alpha), which in July 2013 converted into equity. The warrants issued as part of the original convertible loan arrangements which survived the conversion of the loan, are presented as derivative financial instrument within current liabilities (See note 14 to the Consolidated Financial Statements).

During the twelve month period ended December 31, 2015 the Company recognized a loss of €347,000 in finance expenses (2014: finance income of €77,000) related to fair value changes of the warrants.

8. Audit fees

The following table sets forth, for each of the years indicated, the fees billed by our independent public accountant firm and the percentage of each of the fees out of the total amount billed by the accountants.

	Year ended December 31, 2014		Year ended December 31, 2015
	EUR’000%		EUR’000%
Audit of the financial statements	635	96%	742	98%
Tax services	29	4%	18	2%
Total	664	100%	760	100%

The fees listed above relate to the procedures applied to the Company and its consolidated group entities by accounting firms and independent auditors as referred to in Section 1, subsection 1 of the Dutch Accounting Firms Oversight Act (Dutch acronym: Wta), as well as by Dutch and foreign-based accounting firms, including their tax services and advisory groups.

9.  Signing of the Financial Statements

Amsterdam, May 2, 2016

Statutory Director	Supervisory Directors

Matthew Kapusta, Chief Financial Officer	Ferdinand Verdonck, Chairman

Sander van Deventer, Member

Joseph Feczko, Member

Will Lewis, Member

David Schaffer, Member

Paula Soteropoulos, Member

Philip Astley Sparke

F Other Information

Page
Statutory Arrangement Concerning the Appropriation of Profit	105
Proposed Result Appropriation for the Financial Year 2015	105
Independent Auditor’s Report to the general meeting of uniQure N.V.	106

Statutory Arrangement Concerning the Appropriation of Profit

The statutory arrangements regarding the appropriation of the profit is described in article 10.1 of the articles of association:

10.1. Profit and loss / Distributions on Shares.

10.1.1. The Management Board will keep a share premium reserve and profit reserve for the Shares.

10.1.2. The Company may make distributions on Shares only to the extent that its shareholders’ equity exceeds the sum of the paid-up and called-up part of the capital and the reserves which must be maintained by law.

10.1.3. Distributions of profit, meaning the net earnings after taxes shown by the adopted Annual Accounts, shall be made after the adoption of the Annual Accounts from which it appears that they are permitted, without prejudice to any of the other provisions of these articles of association.

10.1.4. The Management Board may determine, subject to the approval of the Supervisory Board, that any amount out of the profit shall be added to the reserves.

10.1.5. The profit remaining after application of article 10.1.4 shall be at the disposal of the General Meeting, which may resolve to carry it to the reserves or to distribute it among the Shareholders.

10.1.6. On a proposal of the Management Board — which proposal must be approved by the Supervisory Board — the General Meeting may resolve to distribute to the Shareholders a dividend in the form of Shares in the share capital of the Company.

10.1.7. Subject to the other provisions of this article 10.1 the General Meeting may, on a proposal made by the Management Board — which proposal must be approved by the Supervisory Board — resolve to make distributions to the Shareholders to the debit of one (1) or several reserves which the Company is not prohibited from distributing by virtue of the law.

10.1.8. No dividends shall be paid on Shares held by the Company in its own share capital, unless such Shares are encumbered with a right of use and enjoyment (vruchtgebruik) or pledge.

Proposed Result Appropriation for the Financial Year 2015

We propose to the General Meeting of Shareholders to allocate the net loss for the twelve month period ended December 31, 2015, of €74,074,000 to the accumulated deficit.

Independent Auditor’s Report to the General Meeting of uniQure N.V.

Report on the financial statements 2015

Our opinion

In our opinion the accompanying financial statements give a true and fair view of the financial position of uniQure N.V. as at 31 December 2015, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union (‘EU-IFRS’) and with Part 9 of Book 2 of the Dutch Civil Code.

What we have audited

We have audited the accompanying financial statements 2015 of uniQure N.V., Amsterdam (the ‘Company’). The financial statements include the consolidated financial statements of uniQure N.V. and its subsidiaries (collectively, the ‘Group’) and the Company-only financial statements.

The consolidated financial statements comprise:

•                  the consolidated statements of financial position as at 31 December 2015,

•                  the following statements for the year then ended: consolidated statements of comprehensive loss, consolidated statements of changes in (deficit)/equity, and the consolidated statements of cash flows, and

•                  the notes, comprising a summary of significant accounting policies and other explanatory information, of the above consolidated financial statements.

The Company-only financial statements comprise:

•                  the Company-only balance sheet as at 31 December 2015,

•                  the Company-only income statement, and

•                  the notes, comprising a summary of accounting policies and other explanatory information, of the above Company-only financial statements.

The financial reporting framework that has been applied in the preparation of the financial statements is EU-IFRS and the relevant provisions of Part 9 of Book 2 of the Dutch Civil Code.

The basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the section ‘Our responsibilities for the audit of the financial statements’ of our report.

We are independent of uniQure N.V. in accordance with the ‘Verordening inzake de onafhankelijkheid van accountants bij assuranceopdrachten’ (ViO) and other relevant independence requirements in the Netherlands. Furthermore, we have complied with the ‘Verordening gedrags- en beroepsregels accountants’ (VGBA).

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of management and the supervisory board

Management is responsible for:

•                                the preparation and fair presentation of the financial statements in accordance with EU-IFRS and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the directors’ report in accordance with Part 9 of Book 2 of the Dutch Civil Code; and for

•                                such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, management is responsible for assessing the company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, management should prepare the financial statements using the going concern basis of accounting unless management either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so. Management should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements.

The supervisory board is responsible for overseeing the company’s financial reporting process.

Our responsibilities for the audit of the financial statements

Our responsibility is to plan and perform an audit engagement to obtain sufficient and appropriate audit evidence to provide a basis for our opinion. Our audit opinion aims to provide reasonable assurance about whether the financial statements are free from material misstatement. Reasonable assurance is a high but not absolute level of assurance which makes it possible that we may not detect all misstatements. Misstatements may arise due to fraud or error. They are considered to be material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

A more detailed description of our responsibilities is set out in the appendix to our report.

Report on other legal and regulatory requirements

Pursuant to the legal requirements of Part 9 of Book 2 of the Dutch Civil Code (concerning our obligation to report about the directors’ report and the other information):

•                  We have no deficiencies to report as a result of our examination whether the directors’ report, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this code, and whether the information as required by Part 9 of Book 2 of the Dutch Civil Code has been annexed.

•                  We report that the directors’ report, to the extent we can assess, is consistent with the financial statements.

Eindhoven, May 2, 2016

PricewaterhouseCoopers Accountants N.V.

R.M.N. Admiraal RA

Appendix to our auditor’s report on the financial statements 2015 of uniQure N.V.

In addition to what is included in our auditor’s report we have further set out in this appendix our responsibilities for the audit of the financial statements and explained what an audit involves.

The auditor’s responsibilities for the audit of the financial statements

We have exercised professional judgment and have maintained professional skepticism throughout the audit in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error. Our audit consisted, among others of the following:

•                  Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the intentional override of internal control.

•                  Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.

•                  Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•                  Concluding on the appropriateness of management’s use of the going concern basis of accounting, and based on the audit evidence obtained, concluding whether a material uncertainty exists related to events and/or conditions that may cast significant doubt on the company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report and are made in the context of our opinion on the financial statements as a whole. However, future events or conditions may cause the company to cease to continue as a going concern.

•                  Evaluating the overall presentation, structure and content of the financial statements, including the disclosures, and evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Considering our ultimate responsibility for the opinion on the company’s consolidated financial statements we are responsible for the direction, supervision and performance of the group audit. In this context, we have determined the nature and extent of the audit procedures for components of the group to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole. Determining factors are the geographic structure of the group, the significance and/or risk profile of group entities or activities, the accounting processes and controls, and the industry in which the group operates. On this basis, we selected group entities for which an audit or review of financial information or specific balances was considered necessary.

We communicate with the supervisory board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.